EXHIBIT 4.29

CONFORMED COPY

US$617,500,000 AND €587,500,000

FACILITIES AGREEMENT

dated 27 JANUARY 2009

for

CEMEX ESPAÑA, S.A.

as Borrower

with

CEMEX AUSTRALIA HOLDINGS PTY LIMITED

and

CEMEX, INC

as Original Guarantors

BANCO SANTANDER, S.A.

and

THE ROYAL BANK OF SCOTLAND PLC

as Documentation Agents

with

THE ROYAL BANK OF SCOTLAND PLC

acting as Facility Agent

FACILITIES AGREEMENT

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	2

2.	THE FACILITIES	18

3.	PURPOSE	19

4.	CONDITIONS OF UTILISATION	19

5.	UTILISATION	20

6.	REPAYMENT	22

7.	EXTENSION OPTION	25

8.	PREPAYMENT AND CANCELLATION	26

9.	INTEREST	34

10.	INTEREST PERIODS	35

11.	CHANGES TO THE CALCULATION OF INTEREST	35

12.	FEES	37

13.	TAX GROSS-UP AND INDEMNITIES	38

14.	INCREASED COSTS	41

15.	OTHER INDEMNITIES	43

16.	MITIGATION BY THE LENDERS	44

17.	COSTS AND EXPENSES	44

18.	GUARANTEE AND INDEMNITY	46

19.	REPRESENTATIONS	49

20.	INFORMATION UNDERTAKINGS	52

21.	FINANCIAL COVENANTS	56

22.	GENERAL UNDERTAKINGS	60

23.	EVENTS OF DEFAULT	71

24.	CHANGES TO THE LENDERS	74

25.	CHANGES TO THE OBLIGORS	78

26.	ROLE OF THE FACILITY AGENT AND The Documentation Agent	81

27.	CONDUCT OF BUSINESS BY THE FINANCE PARTIES	86

28.	SHARING AMONG THE FINANCE PARTIES	86

29.	PAYMENT MECHANICS	89

30.	SET-OFF	91

31.	NOTICES	91

32.	CALCULATIONS AND CERTIFICATES	95

33.	PARTIAL INVALIDITY	96

34.	REMEDIES AND WAIVERS	96

35.	AMENDMENTS AND WAIVERS	96

36.	COUNTERPARTS	98

37.	GOVERNING LAW	99

38.	ENFORCEMENT	99

SCHEDULE 1 The Original Parties		100

SCHEDULE 2 Conditions precedent		102

SCHEDULE 3 Requests		108

SCHEDULE 4 Mandatory Cost Formulae		111

SCHEDULE 5 Form Of Transfer Certificate		114

SCHEDULE 6 Form Of Accession Letter		116

SCHEDULE 7 Form Of Compliance Certificate		117

SCHEDULE 8 Timetables		119

SCHEDULE 9 Form of Confidentiality Undertaking		120

SCHEDULE 10 Existing Security		126

SCHEDULE 11 Material Subsidiaries		127

SCHEDULE 12 Existing Bilateral Debt		128

SCHEDULE 13 Existing Financial Indebtedness		129

SCHEDULE 14 Proceedings Pending or Threatened		130

1

THIS FACILITIES AGREEMENT (the “Agreement”) is dated 27 January 2009 and made

BETWEEN:

(1)	CEMEX ESPAÑA, S.A. as referred to in Part I of Schedule 1 (The Obligors) (the “Original Borrower” or the “Company”);

(2)	THE COMPANIES referred to in Part I of Schedule 1 (The Obligors) as Original Guarantors (the “Original Guarantors”);

(3)	BANCO SANTANDER, S.A. and THE ROYAL BANK OF SCOTLAND PLC as co-ordinators (acting whether individually or together the “Documentation Agent”);

(4)	THE FINANCIAL INSTITUTIONS listed in Part II of Schedule 1 (The Original Lenders) as lenders (the “Original Lenders”); and

(5)	THE ROYAL BANK OF SCOTLAND PLC as agent of the other Finance Parties (the “Facility Agent”).

IT IS AGREED as follows:

SECTION 1

INTERPRETATION

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“2009 Facility A Repayment Instalment” has the meaning given to such term in Clause 6.2 (Repayment of Facility B Loans).

“2009 Facility B Repayment Instalment” has the meaning given to such term in Clause 6.2 (Repayment of Facility B Loans).

“2009 Repayment Instalments” means the 2009 Facility A Repayment Instalment and the 2009 Facility B Repayment Instalment.

“2010 Facility A Repayment Instalments” has the meaning given to such term in Clause 6.2 (Repayment of Facility B Loans).

“2010 Facility B Repayment Instalments” has the meaning given to such term in Clause 6.2 (Repayment of Facility B Loans).

“2010 Repayment Instalments” means the 2010 Facility A Repayment Instalments and the 2010 Facility B Repayment Instalments.

“Accession Letter” means a document substantially in the form set out in Schedule 6 (Form of Accession Letter).

“Additional Cost Rate” has the meaning given to it in paragraph 2 of Schedule 4 (Mandatory Cost Formulae).

“Additional Borrower” means a company which becomes an Additional Borrower in accordance with Clause 25 (Changes to the Obligors).

“Additional Guarantor” means a company which becomes an Additional Guarantor in accordance with Clause 25 (Changes to the Obligors).

“Additional Obligor” means an Additional Borrower or an Additional Guarantor.

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Agent’s Spot Rate of Exchange” means the Facility Agent’s spot rate of exchange for the purchase of one currency with the relevant other currency in the London foreign exchange market as of 11:00 a.m. on a particular day.

“Assignment Agreement” means an assignment agreement in the form agreed between the relevant assignor and assignee and approved by the Facility Agent.

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Authorised Signatory” means, in relation to any Obligor, any person who is duly authorised and in respect of whom the Facility Agent has received a certificate signed by a director or another Authorised Signatory of such Obligor setting out the name and signature of such person and confirming such person’s authority to act.

“Availability Period” means the period from and including the Effective Date to and including the date falling 30 Business Days thereafter.

“Available Commitment” means, in relation to a Facility, a Lender’s Commitment under that Facility minus:

(a)	the amount of its participation in any outstanding Utilisations under that Facility; and

(b)	in relation to any proposed Utilisation, the amount of its participation in any other Utilisations that are due to be made under that Facility on or before the proposed Utilisation Date.

“Available Facility” means, in relation to a Facility, the aggregate for the time being of each Lender’s Available Commitment in respect of that Facility.

“Borrowers” means the Original Borrower and any Additional Borrower unless, in each case, such entity has ceased to be a Borrower in accordance with Clause 25 (Changes to the Obligors) and “Borrower” means any of them.

“Break Costs” means the amount (if any) by which:

(a)	the interest (excluding the applicable Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)	the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the day of receipt or recovery if a Business Day and if received or recovered before 2 p.m. London time on that day (or, if not, on the Business Day following receipt or recovery) and ending on the last day of the current Interest Period.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Madrid and New York, and:

(a)	(in relation to any date for payment or lending or purchase of, or the determination of an interest rate or rate of exchange in relation to, a currency other than euro) the principal financial centre of the country of that currency; or

(b)	(in relation to any date for payment or lending or purchase of, or the determination of an interest rate or rate of exchange in relation to, euro) any TARGET Day.

“Capital Lease” means any lease that is capitalised on the balance sheet of the Company prepared in accordance with Spanish GAAP.

“CEMEX Australia” means CEMEX Australia Holdings Pty Limited, a company incorporated under the laws of Australia with ABN 46 122 401 405.

“CEMEX Group” means CEMEX Parent and each of its Subsidiaries from time to time.

“CEMEX Parent” means CEMEX, S.A.B. de C.V., a company (sociedad anónima bursátil de capital variable) incorporated in Mexico.

“CEMEX UK” means CEMEX UK, a Subsidiary of the Company incorporated in England and Wales with company number 05196131 and having its registered office at CEMEX House, Coldharbour Lane, Thorpe, Egham, Surrey TW20 8TD.

“CO2 Emission Rights” means any emission rights or allowance allocated to a member of the Group to emit one tonne of carbon dioxide equivalent (as defined in the Directive) during a specified period which is valid and/or transferable under the Directive and any other type of allowance recognised by the Directive in connection with the Kyoto Protocol on climate change.

“Commitment” means a Facility A Commitment and/or a Facility B Commitment.

“Compliance Certificate” means a certificate substantially in the form set out in Schedule 7 (Form of Compliance Certificate).

“Confidentiality Undertaking” means a confidentiality undertaking substantially in the form set out in Schedule 9 (Form of Confidentiality Undertaking) or in any other form agreed between the Company and the Facility Agent.

“Default” means an Event of Default or any event or circumstance specified in Clause 23 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Directive” means Directive 2003/87/EC of the European Parliament and of the Council of 13 October 2003 establishing a scheme for greenhouse gas emission allowance trading within the European Community (as amended by Directive 2004/101/EC of the European Parliament and of the Council of 27 October 2004 and as further amended from time to time).

“Discharged Rights and Obligations” has the meaning given to such term in Clause 24.5 (Procedure for transfer).

“Domestic Lender” means any Spanish resident credit entity registered in the Special Registries of The Bank of Spain as defined in article 8 of Royal Legislative Decree 4/2004 of 5 March and mentioned in paragraph (c) of Article 59 of Corporate Income Tax Regulations approved by Royal Decree 1777/2004 of 30 July (Real Decreto 1777/2004 de 30 de julio) or a permanent establishment of a non-Spanish resident financial entity as defined in article 13.1.a of Royal Legislative Decree 5/2004 of 5 March and mentioned in the second paragraph of Article 8.1 of Non-Resident Income Tax Regulations approved by Royal Decree 1776/2004 of 30 July (Real Decreto 1776/2004 de 30 julio).

“Effective Date” means the date on which the Facility Agent notifies the Company and the Lenders that it has received all of the documents and the evidence listed in Part I of Schedule 2 (Conditions Precedent) in accordance with Clause 4.1 (Initial Conditions Precedent).

“Environmental Claim” means any claim, proceeding or investigation by any person in respect of any Environmental Law.

“Environmental Law” means any applicable law or regulation in any jurisdiction in which any member of the Group conducts business which relates to the pollution or protection of the environment or harm to or the protection of human health or the health of animals or plants.

“Environmental Permits” means any permit, licence, consent, approval and other authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group conducted on or from the properties owned or used by the relevant member of the Group.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“EURIBOR” means, in relation to any Loan in euro:

(a)	the applicable Screen Rate; or

(b)	(if no Screen Rate is available for the Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facility Agent at its request quoted by the Reference Banks to leading banks in the European interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in euro for a period comparable to the Interest Period of the relevant Loan.

“Event of Default” means any event or circumstance specified as such in Clause 23 (Events of Default).

“Existing Bilateral Debt” means the bilateral facilities and other debt listed in Schedule 12 (Existing Bilateral Debt).

“Extended Termination Date” has the meaning given to such term in Clause 7.2 (Acceptance of Extension Request).

“Extension Option” means the extension option described in Clause 7 (Extension Option).

“Facility” means Facility A or Facility B.

“Facility A” means the US Dollar denominated term loan facility made available under this Agreement as described in paragraph (a) of Clause 2.1 (The Facilities).

“Facility A Commitment” means:

(a)	in relation to an Original Lender, the amount set opposite its name under the heading “Facility A Commitment” in Part II of Schedule 1 (The Original Parties) and the amount of any other Facility A Commitment transferred to it under this Agreement; and

(b)	in relation to any other Lender, the amount of any Facility A Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

“Facility A Loan” means a loan made or to be made under Facility A or the principal amount outstanding for the time being of that loan.

“Facility B” means the euro denominated term loan facility made available under this Agreement as described in paragraph (b) of Clause 2.1 (The Facilities).

“Facility B Commitment” means:

(a)	in relation to an Original Lender, the amount set opposite its name under the heading “Facility B Commitment” in Part II of Schedule 1 (The Original Parties) and the amount of any other Facility B Commitment transferred to it under this Agreement; and

(b)	in relation to any other Lender, the amount of any Facility B Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

“Facility B Loan” means a loan made or to be made under Facility B or the principal amount outstanding for the time being of that loan.

“Facility Office” means:

(a)	in respect of a Lender, the office or offices notified by that Lender to the Facility Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement; or

(b)	in respect of any other Finance Party, the office in the jurisdiction in which it is resident for tax purposes.

“Fee Letter” means any letter or letters dated on or about the date of this Agreement between the Documentation Agent (or any one of them) and the Company, (or the Facility Agent and the Company) setting out the level of fees payable in respect of the Facilities.

“Finance Document” means this Agreement, any Accession Letter, each Fee Letter, any Selection Notice, any mandate letter between the Documentation Agent (or any one of them) and the Company, and any other document designated in writing as a “Finance Document” by the Facility Agent and the Company.

“Finance Party” means the Facility Agent, the Documentation Agent or a Lender.

“Financial Indebtedness” means any indebtedness for or in respect of, and without double counting:

(a)	moneys borrowed (including, but not limited to, any amount raised by acceptance under any acceptance credit facility and receivables sold or discounted on a recourse basis (it being understood that Permitted Securitisations shall be deemed not to be on a recourse basis and shall not constitute Financial Indebtedness));

(b)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(c)	the amount of any liability in respect of any lease or hire purchase contract that would, in accordance with Spanish GAAP, be treated as a Capital Lease;

(d)	the deferred purchase price of assets or the deferred payment of services, except trade accounts payable in the ordinary course of business;

(e)	obligations of a person under repurchase agreements for the stock issued by such person or another person;

(f)	obligations of a person with respect to product invoices incurred in connection with exporting financing;

(g)	all Financial Indebtedness of others secured by Security on any asset of a person, regardless of whether such Financial Indebtedness is assumed by such person in an amount equal to the lower of (i) the net book value of such asset and (ii) the amount secured thereby; and

(h)	the amount of any potential liability in respect of guarantees of Financial Indebtedness referred to in paragraphs (a) to (g) above.

“Financial Period” means any annual or semi-annual accounting period of the Company.

“First Utilisation Date” means the date on which the first Utilisation is made under this Agreement.

“Fitch” means Fitch Ratings Limited or any successor thereto from time to time.

“GAAP” means, in relation to an Obligor, the generally accepted accounting principles applying to it (i) in the country of its incorporation; (ii) in a jurisdiction specified as applicable to it in this Agreement; or (iii) in a jurisdiction agreed to by the Facility Agent which may, in each case, include International Accounting Standards.

“Group” means the Company and each of its Subsidiaries from time to time.

“Guarantors” means any Original Guarantor and any Additional Guarantor other than any Original Guarantor and any Additional Guarantor which has ceased to be a Guarantor pursuant to Clause 25.4 (Resignation of Guarantor) and has not subsequently again become an Additional Guarantor pursuant to Clause 25.3 (Additional Guarantors) and “Guarantor” means any of them.

“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

“Initial Termination Date” means 28 February 2011.

“Intellectual Property” means:

(a)	any patents, trade marks, service marks, designs, business names, copyrights, design rights, data-base rights, inventions, knowhow and other intellectual property rights and interests, whether registered or unregistered; and

(b)	the benefit of all applications and rights to use such assets of each member of the Group.

“Interest Period” means, in relation to a Loan, each period determined in accordance with Clause 10 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 9.3 (Default interest).

“International Accounting Standards” means the accounting standards approved by the International Accounting Standards Board from time to time.

“Kyoto Protocol” means the Kyoto Protocol to the United Nations Framework Convention on Climate Change adopted by consensus at the Third Session of the Conference of the Parties in December 1997.

“Legal Opinions” means the legal opinions delivered to the Facility Agent pursuant to Clause 4.1 (Initial Conditions Precedent) or in relation to any Additional Obligors.

“Lender” means:

(a)	any Original Lender; and

(b)	any bank, financial institution, trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets which, in each case, has become a Party in accordance with Clause 24 (Changes to the Lenders), which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

“LIBOR” means, in relation to any Loan in US Dollars:

(a)	the applicable Screen Rate; or

(b)	(if no Screen Rate is available for the currency or Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facility Agent at its request quoted by the Reference Banks to leading banks in the London interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in the currency of that Loan and for a period comparable to the Interest Period for that Loan.

“LMA” means the Loan Market Association.

“Loan” means a Facility A Loan or a Facility B Loan.

“Majority Lenders” means a Lender or Lenders whose undrawn Commitments and participations in the Loans then outstanding aggregate more than 51 per cent. of all the undrawn Commitments and Loans then outstanding.

“Mandatory Cost” means the percentage rate per annum calculated in accordance with Schedule 4 (Mandatory Cost Formulae).

“Margin” means:

(a)	in relation to any Facility A Loan 2.50 per cent. per annum;

(b)	in relation to any Facility B Loan 2.25 per cent. per annum; and

(c)	in relation to any Unpaid Sum the percentage rate per annum specified in paragraph (a) or (b) above applicable to, as appropriate, Facility A or Facility B in relation to which the Unpaid Sum arises, or if such Unpaid Sum does not arise in relation to a particular Facility, the rate per annum specified above applicable to the Facility to which the Facility Agent reasonably determines the Unpaid Sum most closely relates, or if none, the highest rate per annum specified above.

“Material Adverse Effect” means a material adverse effect on:

(a)	the business, condition (financial or otherwise) or operations of the Group, taken as a whole;

(b)	the rights or remedies of any Finance Party under the Finance Documents; or

(c)	the ability of any Obligor to perform its payment obligations under the Finance Documents.

“Material Subsidiary” means any Subsidiary of the Company which at any time:

(a)	has total assets representing 5 per cent. or more of the total consolidated assets of the Group; and/or

(b)	has revenues representing 5 per cent. or more of the consolidated turnover of the Group,

in each case calculated on a consolidated basis.

The Material Subsidiaries as at 30 September 2008 are set out in Schedule 11 (Material Subsidiaries) (and compliance with the conditions set out in paragraphs (a) and (b) shall be determined by reference to such Schedule 11 until delivery of the first Compliance Certificate required to be delivered hereunder).

Following delivery of the first Compliance Certificate required to be delivered hereunder, compliance with the conditions set out in paragraphs (a) and (b) shall be determined by reference to the most recent Compliance Certificate supplied by the Company and/or the latest audited financial statements of that Subsidiary (consolidated in the case of a Subsidiary which itself has Subsidiaries) and the latest audited consolidated financial statements of the Group, but if a Subsidiary has been acquired since the date as at which the latest audited consolidated financial statements of the Group were prepared, the figures contained in the most recent Compliance Certificate and/or the financial statements shall be adjusted in order to take into account the acquisition of that Subsidiary (that adjustment being certified by the Group’s auditors or any other internationally recognised accounting firm that is approved by the Facility Agent as representing an accurate reflection of each of the respective revised total assets and turnover of the Group).

A report by the auditors of the Company (or, as the case may be, any other internationally recognised accounting firm that is approved by the Facility Agent) that a Subsidiary is a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all Parties.

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period. “Monthly” shall be construed accordingly.

“New Lender” means a New Lender as specified in a Transfer Certificate.

“New Spanish GAAP” means the generally accepted accounting principles in Spain which were enacted for periods commencing on or after 1 January 2008 (Spanish GAAP 2007).

“NOF” has the meaning ascribed to such term in paragraph 4(d) of Part I of Schedule 2 (Conditions Precedent).

“Notarisation” has the meaning ascribed to such term in Clause 22.5 (Notarisation).

“Obligors” means the Borrowers and the Guarantors and “Obligor” means any of them.

“Optional Securities Issuance” has the meaning given to such term in paragraph (e) of Clause 6.3 (Rescheduling of Repayments).

“Original Financial Statements” means:

(a)	in relation to the Company, its audited unconsolidated and consolidated financial statements for its financial year ended 31 December 2007; and

(b)	in relation to any other Obligor, its most recent audited annual financial statements.

“Original Obligors” means the Original Borrower and the Original Guarantors.

“Outlook” means a rating outlook of the Company with regard to the Company’s economic and/or fundamental business condition, as assigned by a Rating Agency.

“Parallel Facility” has the meaning given to such term in paragraph (a) of Clause 6.3 (Rescheduling of Repayments).

“Participating Member State” means any member state of the European Union that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Party” means a party to this Agreement.

“Permitted Notarisations” has the meaning ascribed to such term in Clause 22.5 (Notarisation).

“Permitted Securitisation” means a sale, transfer or other securitisation of receivables and related assets by the Company or its Subsidiaries, including a sale at a discount, provided that (i) such receivables have been transferred, directly or indirectly, by the originator thereof to a person in a manner that satisfies the requirements for an absolute conveyance under the laws and regulations of the jurisdiction in which such originator is organised and (ii) except for customary representations, warranties, covenants and indemnities, such sale, transfer or other securitisation is carried out on a non-recourse basis or on a basis where recovery is limited solely to the collection of the relevant receivables.

“Permitted Securitisation Proceeds” means the cash consideration received by any member of the Group (including any amount received in repayment of intercompany debt) in each case after the date of this Agreement from any Permitted Securitisation (other than a Permitted

Securitisation under a programme which exists on the date of this Agreement or a rollover or extension of such a Permitted Securitisation or any Permitted Securitisation between members of the Group) after deducting:

(a)	any expenses which are incurred by the relevant member(s) of the Group with respect to that Permitted Securitisation owing to persons who are not members of the Group; and

(b)	any Tax incurred and required to be paid by the relevant member(s) of the Group with respect to that Permitted Securitisation (as reasonably determined by the relevant member(s) of the Group on the basis of rates existing at the time and taking account of any available credit, deduction or allowance).

“Process Agent” means CEMEX UK at its registered address (being, as at the date of this Agreement, CEMEX House, Coldharbour Lane, Thorpe, Egham, Surrey TW20 8TD) and with fax number (+44) 01932 568933, attn: The Secretary.

“Qualifying Lender” has the meaning given to that term in Clause 13 (Tax Gross-up and Indemnities).

“Quotation Day” means, in relation to any period for which an interest rate is to be determined:

(a)	(if the currency is euro) two TARGET Days before the first day of that period; or

(b)	(if the currency is US Dollars) two Business Days before the first day of that period,

unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Facility Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

“Rating” means at any time the solicited long term credit rating or the senior implied rating of the Company or an issue of securities of or guaranteed by the Company, where the rating is based primarily on the senior unsecured credit risk of the Company and/or, in the case of the senior implied rating, on the characteristics of any particular issue, assigned by a Rating Agency.

“Rating Agency” means Fitch or S&P.

“Reasonable Endeavours Securities Issuance” has the meaning given to such term in Clause 22.20 (Reasonable Endeavours Securities Issuance).

“Reference Banks” means the principal London offices of Citibank International plc, The Royal Bank of Scotland plc, Banco Bilbao Vizcaya Argentaria, S.A. and such other banks as may be appointed by the Facility Agent in consultation with the Company.

“Relevant Interbank Market” means, in relation to euro, the European interbank market, and, in relation to any other currency, the London interbank market.

“Relevant Jurisdiction” means in relation to an Obligor:

(a)	its jurisdiction of incorporation; and

(b)	any jurisdiction where it conducts its business.

“Relevant Period” has the meaning given to that term in Clause 21 (Financial Covenants).

“Repeating Representations” means each of the representations set out in Clauses 19.1 (Status) to Clause 19.6 (Governing law and enforcement), Clause 19.9 (No Default), Clause 19.11 (Financial statements), Clause 19.12 (Pari passu ranking), Clause 19.13 (No proceedings pending or threatened) and Clause 19.14 (No winding-up).

“Rinker” means Rinker Group Pty Ltd (ABN 53 003 433 118) a company incorporated under the laws of Australia.

“Rinker Extension” has the meaning given to such term in paragraph (a) of Clause 6.3 (Rescheduling of Repayments).

“Rinker Facility Agreement” means the US$9,000,000,000 (now US$6,000,000,000) acquisition facilities agreement dated 6 December 2006 as amended from time to time between the Company as borrower, The Royal Bank of Scotland plc as agent and others.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., or any successor thereto from time to time.

“Screen Rate” means:

(a)	in relation to LIBOR, the British Bankers’ Association Interest Settlement Rate for the relevant currency and period; and

(b)	in relation to EURIBOR, the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period,

displayed on the appropriate page of the Reuters screen. If the agreed page is replaced or the service ceases to be available, the Facility Agent may specify another page or service displaying the appropriate rate after consultation with the Company and the Lenders.

“Securities Issuance” means a Reasonable Endeavours Securities Issuance or an Optional Securities Issuance.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Selection Notice” means a notice substantially in the form set out in Part II of Schedule 3 (Requests) given in accordance with Clause 10 (Interest Periods) in relation to Facility A or Facility B.

“Spain” means the Kingdom of Spain.

“Spanish Public Document” means any obligation in an Escritura Pública or documento intervenido.

“Specified Time” means a time determined in accordance with Schedule 8 (Timetables).

“Stake” means a number of shares in any Group member held by another Group member the disposal of which would cause the first Group member to cease to be a Subsidiary of the second Group member.

“Subsidiary” means in relation to any company or corporation, a company or corporation:

(a)	which is controlled, directly or indirectly, by the first mentioned company or corporation;

(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly (by one or more companies or corporations) by the first mentioned company or corporation; or

(c)	which is a Subsidiary of another Subsidiary of the first mentioned company or corporation,

and for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able (directly or indirectly) to direct its affairs and/or to control the composition of its board of directors or equivalent body.

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007.

“TARGET Day” means any day on which TARGET2 is open for the settlement of payments in euro.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Term Loan” means a Facility A Loan or a Facility B Loan.

“Termination Date” means subject to Clause 7 (Extension Option), the Initial Termination Date, or if such day would not be a Business Day, the immediately preceding Business Day.

“Total Commitments” means the aggregate of the Total Facility A Commitments and the Total Facility B Commitments.

“Total Facility A Commitments” means the aggregate of the Facility A Commitments, being US$617,500,000 at the date of this Agreement.

“Total Facility B Commitments” means the aggregate of the Facility B Commitments, being €587,500,000 at the date of this Agreement.

“Transfer Certificate” means a certificate substantially in the form set out in Schedule 5 (Form of Transfer Certificate) or any other form agreed between the Facility Agent and the Company.

“Transfer Date” means, in relation to a transfer, the later of:

(a)	the proposed Transfer Date specified in the Transfer Certificate; and

(b)	the date on which the Facility Agent executes the Transfer Certificate.

“Unpaid Sum” means any sum due and payable but unpaid by an Obligor under the Finance Documents.

“U.S.”, “US” or “United States” means the United States of America.

“U.S. Guarantor” means a Guarantor whose jurisdiction of organisation is a state of the United States of America or the District of Columbia.

“U.S. Lender” means (i) any bank or other financial institution that is organised under the laws of the United States (but does not include any branch of a bank organised under the laws of the United States where such branch is located outside the United States) or (ii) any agency or branch of a foreign bank located within the United States. A financial institution that is not a bank and is controlled, directly or indirectly, by a person or entity located in or organised under the laws of the United States will be deemed to be a U.S. Lender, unless that financial institution is organised under the laws of a jurisdiction outside the United States and has its principal office (and any different office directly administering any Loans or participations therein) outside the United States. Any proposed Lender or participant that is not a bank will be deemed to be a financial institution for purposes of this definition.

“Utilisation” means a utilisation of a Facility.

“Utilisation Date” means the date of a Utilisation, being the date on which the relevant Loan is to be made.

“Utilisation Request” means a notice substantially in the form set out in Part I of Schedule 3 (Requests).

“VAT” means value added tax as provided for in the Sixth Council Directive of 17 May 1977 on the harmonization of the laws of the member states of the European Union relating to turnover taxes - Common system of value added tax: uniform basis of assessment (77/388/EEC) and the relevant implementing legislation in member states of the European Union and any other Tax of a similar nature.

1.2	Construction

(a)	Unless a contrary indication appears a reference in this Agreement to:

(i)	the “Agent”, the “Documentation Agent”, any “Finance Party”, any “Lender”, any “Obligor”, any “Party” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)	a document in “agreed form” is a document which is initialled by or on behalf of the Company and the Facility Agent or the Documentation Agent;

(iii)	“assets” includes present and future properties, revenues and rights of every description;

(iv)	the “European interbank market” means the interbank market for euro operating in Participating Member States;

(v)	a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated (in each case, however fundamentally);

(vi)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vii)	a “participation” of a Lender in a Loan, means the amount of such Loan which such Lender has made or is to make available and thereafter that part of the Loan which is owed to such Lender;

(viii)	a “person” includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) of two or more of the foregoing;

(ix)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but, if not having the force of law, with which persons who are subject thereto are accustomed to comply) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(x)	the “winding-up”, “dissolution”, “administration” or “reorganisation” of a company or corporation shall be construed so as to include any equivalent or analogous proceedings (such as, in Spain, concurso, liquidación forzasa, intervención or nombramiento de un administrator judicial) under the laws and regulations of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business including the seeking of liquidation, winding-up, reorganisation, bankruptcy, dissolution, administration, arrangement, adjustment, protection or relief of debtors;

(xi)	a provision of law is a reference to that provision as amended or re-enacted without material modification;

(xii)	a time of day is a reference to London time; and

(xiii)	a reference to a clause, paragraph or schedule, unless the context otherwise requires, is a reference to a clause of, a paragraph of or a schedule to this Agreement.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d)	A Default (including an Event of Default) is “continuing” if it has not been remedied or waived but, for the avoidance of doubt, no breach of any of the financial covenants set out in Clause 21 (Financial Covenants) shall be capable of being or be deemed to be remedied by virtue of the fact that upon any subsequent testing of such covenants pursuant to Clause 21 (Financial Covenants), there is no breach thereof.

1.3	Currency Symbols and Definitions

“€”, “EUR” and “euro” means the single currency unit of the Participating Member States and “US$”, “$” and “US Dollars” denote lawful currency of the United States of America.

1.4	Third party rights

(a)	Unless expressly provided to the contrary in a Finance Document a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or enjoy the benefit of any term of any Finance Document.

(b)	Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary any Finance Document at any time.

SECTION 2

THE FACILITIES

2.	THE FACILITIES

2.1	The Facilities

Subject to the terms of this Agreement, the Lenders make available:

(a)	a US Dollar term loan facility in an aggregate amount equal to the Total Facility A Commitments; and

(b)	a euro term loan facility in an aggregate amount equal to the Total Facility B Commitments.

2.2	Finance Parties’ rights and obligations

(a)	The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)	Except as otherwise stated in the Finance Documents, the rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

(c)	A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

2.3	Affiliate Facility Offices

(a)	A Lender may designate an Affiliate of that Lender as its Facility Office for the purpose of participating in or making Loans to Borrowers in particular countries.

(b)	An Affiliate of a Lender may be designated for the purposes of paragraph (a):

(i)	by appearing under the name of the Lender in Part II (The Original Lenders) of Schedule 1 (The Original Parties) and executing this Agreement; or

(ii)	by being referred to in and executing a Transfer Certificate by which the Lender becomes a Party.

(c)	An Affiliate of a Lender referred to in this Clause 2.3 shall not have any Commitment, but shall be entitled to all rights and benefits under the Finance Documents relating to its participation in Loans, and shall have the corresponding duties of a Lender in relation thereto, and is a Party to this Agreement and each other relevant Finance Document for those purposes.

(d)

A Lender which has an Affiliate appearing under its name in Part II (The Original Lenders) of Schedule 1 (The Original Parties) or, as the case may be, in a Transfer Certificate, will procure, subject to the terms of this Agreement, that the Affiliate participates in Loans to the relevant Borrower(s) in place of that Lender. However, if as a result of the Affiliate’s participation, an Obligor would be obliged to make a payment to the Affiliate under Clause 13 (Tax Gross-up and indemnities) or Clause 14 (Increased Costs), then the Affiliate is only entitled to receive payment under those clauses to the same extent as the Lender (designating such Affiliate) would have been if the Lender had not designated such Affiliate for the purposes of paragraph (a) above.

3.	PURPOSE

3.1	Purpose

The Borrower shall (directly or indirectly) apply all amounts borrowed by it under the Facilities towards the refinancing in full of the Existing Bilateral Debt and (subject to a maximum limit of €20,000,000 (or equivalent in other currencies)) towards its general corporate purposes.

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	CONDITIONS OF UTILISATION

4.1	Initial Conditions Precedent

The Company may not deliver the first Utilisation Request unless the Facility Agent has received all of the documents and other evidence listed in Part I of Schedule 2 (Conditions Precedent to Initial Utilisation) in form and substance satisfactory to the Facility Agent, acting reasonably. The Facility Agent shall promptly notify the Company and the Lenders that it is so satisfied.

4.2	Further Conditions Precedent

The Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a)	no Default is continuing or would result from the proposed Utilisation; and

(b)	the Repeating Representations which are or which are deemed to be made or repeated by each Obligor on such date pursuant to Clause 19.20 (Times on which representations are made) are true in all material respects.

4.3	Maximum number of Loans

(a)	The Company may not deliver a Utilisation Request if as a result of the proposed Utilisation:

(i)	two or more Facility A Loans would be outstanding; or

(ii)	two or more Facility B Loans would be outstanding.

(b)	The Borrower may not request that a Loan be divided if as a result of the proposed division five or more Loans under the same Facility would be outstanding.

SECTION 3

UTILISATION

5.	UTILISATION

5.1	Delivery of a Utilisation Request

The Company may utilise a Facility by delivery to the Facility Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2	Completion of a Utilisation Request

(a)	Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i)	it identifies the Facility to be utilised;

(ii)	the proposed Utilisation Date is a Business Day within the Availability Period applicable to that Facility;

(iii)	the amount of the Loan complies with Clause 5.3 (Amount); and

(iv)	the proposed Interest Period complies with Clause 10 (Interest Periods).

(b)	A single Utilisation Request may be given in respect of a maximum of two Loans being one Loan under each Facility.

5.3	Amount

The amount of the proposed Utilisation must be an amount, in the case of Facility A, in US Dollars, and in the case of Facility B, in euro, which is an amount equal to the Total Facility A Commitments and, in the case of Facility B, the Total Facility B Commitments.

5.4	Lenders’ participation

(a)	If the conditions set out in this Agreement have been met, each Lender shall (subject to Clause 5.5 (Deemed Utilisation)) make its participation in each Loan available by the Utilisation Date through its Facility Office.

(b)	The amount of each Lender’s participation in each Loan will be equal to the proportion borne by its Available Commitment to the relevant Available Facility immediately prior to making the Loan.

5.5	Deemed Utilisation

(a)	In respect of the first Utilisation of each Facility (and subject to the conditions of this Agreement), each Original Lender which is (or which has an Affiliate which is), on the date of this Agreement, a lender of Existing Bilateral Debt, shall be deemed to make its participation in each Loan available by the Utilisation Date through its Facility Office (each such Original Lender, an “Existing Bilateral Lender”).

(b)

Each Existing Bilateral Lender (for itself and, to the extent applicable, on behalf of any of its Affiliates which is a lender of Existing Bilateral Debt) and the Company (for itself and, to the extent applicable, on behalf of any Subsidiaries which are borrowers of Existing Bilateral Debt) confirm that the outstanding amounts owed to that Existing Bilateral Lender or its Affiliate, as applicable, under the Existing Bilateral Debt set out against that Existing Bilateral Lender’s or its Affiliate’s, as applicable, name in Schedule 12 (Existing Bilateral Debt) shall, contemporaneously with the first Utilisation under this Agreement as contemplated by paragraph (a) above (but no earlier), be irrevocably cancelled and deemed repaid in full, and each other Obligor and Finance Party acknowledges and agrees to the above.

(c)	Each Existing Bilateral Lender (for itself and, to the extent applicable, on behalf of any Affiliate which is a lender of Existing Bilateral Debt) confirms that any notice of prepayment or cancellation requirement under the Existing Bilateral Debt owed to it or that Affiliate, is irrevocably waived in relation to the deemed prepayment and cancellation on the first Utilisation Date as contemplated by paragraph (b) above.

(d)	The Company represents, warrants and undertakes for itself and, to the extent applicable, on behalf of any Subsidiary which is a borrower of Existing Bilateral Debt, that it has the power, capacity and authority to give the confirmations referred to in this Clause 5.5 and that the repayment and cancellation of Existing Bilateral Debt referred to in this Clause 5.5 will be effective against, and binding on, it and such Subsidiaries.

(e)	Each Existing Bilateral Lender represents, warrants and undertakes for itself and, to the extent applicable, on behalf of any of its Affiliates which is a lender of Existing Bilateral Debt, that it has the power, capacity and authority to give the confirmations referred to in this Clause 5.5 and that the repayment and cancellation of Existing Bilateral Debt referred to in this Clause 5.5 will be effective against, and binding on, it and such Affiliates.

(f)	Each Existing Bilateral Lender agrees to provide (and to procure that each Affiliate of it which is a lender of Existing Bilateral Debt provides) following request by the Company, confirmation to the Company that the Existing Bilateral Debt owed to it or, as the case may be, such Affiliate, has been cancelled and repaid in full.

SECTION 4

REPAYMENT, PREPAYMENT AND CANCELLATION

6.	REPAYMENT

6.1	Repayment of Facility A Loans

The Borrower shall repay the aggregate Facility A Loans in instalments by repaying on each Repayment Date an amount which reduces the amount of outstanding aggregate Facility A Loans by the amount equal to the relevant percentage of all the Facility A Loans borrowed by the Borrower as at the close of business in London on the last day of the Availability Period in relation to Facility A as set out in the table set out beneath Clause 6.2 (Repayment of Facility B Loans) below.

6.2	Repayment of Facility B Loans

The Borrower shall repay the aggregate Facility B Loans in instalments by repaying on each Repayment Date an amount which reduces the amount of the outstanding aggregate Facility B Loans by the amount equal to the relevant percentage of all the Facility B Loans borrowed by the Borrower as at the close of Business in London on the last day of the Availability Period in relation to Facility B set out in the table set out below, subject to any prepayment or adjustment of such Repayment Instalment in accordance with the provisions of this Agreement.

Repayment Date	Repayment Instalment
	Facility A (%)	Facility B (%)
13 November 2009	25.0	25.0
26 February 2010	5.5	5.5
31 May 2010	5.5	5.5
31 August 2010	5.5	5.5
30 November 2010	5.5	5.5
Initial Termination Date (or, subject to Clause 7 (Extension Option), the Extended Termination Date)	53.0	53.0

The Repayment Instalments due in respect of Facility A and Facility B on 13 November 2009 as set out above shall be referred to respectively as the “2009 Facility A Repayment Instalment” and the “2009 Facility B Repayment Instalment”. The Repayment Instalments due in respect of Facility A in 2010 as set out above shall be referred to collectively as the “2010 Facility A Repayment Instalments” and the Repayment Instalments due in respect of Facility B in 2010 as set out above shall be referred to collectively as the “2010 Facility B Repayment Instalments”.

6.3	Rescheduling of Repayments

(a)	If the Company has, on or before the Effective Date:

(i)	obtained the required consent of the lenders under the Rinker Facility Agreement to extend the maturity of all or a part of Facility B (as defined in the Rinker Facility Agreement, and which would otherwise mature on 6 December 2009) in respect of US$1,500,000,000 or more until no earlier than 6 December 2010 (the “Rinker Extension”); or

(ii)	the Company has entered into a new committed parallel facility agreement which will provide at least US$1,500,000,000 to be drawn down on or about 31 December 2009 in order to repay an amount of outstanding loans under Facility B (as defined in the Rinker Facility Agreement) at least equal to US$1,500,000,000 (the “Parallel Facility”), then in addition to the Repayment Instalments set out in Clauses 6.1 (Repayment of Facility A Loans) and 6.2 (Repayment of Facility B Loans), the Company will make an additional Repayment Instalment in respect of each Facility on 31 December 2009 (the “Additional Facility A Repayment Instalment” and the “Additional Facility B Repayment Instalment” respectively, and together, the “Additional Repayment Instalments”). The Company shall confirm to the Facility Agent on or prior to the Effective Date whether it has received such consents to the Rinker Extension or, as the case may be, entered into the Parallel Facility.

(b)	The amount of the Additional Repayment Instalments, taken together, will be an amount in US$ equal to:

(i)	the amount of commitments pursuant to the Rinker Extension or, as the case may be, under the Parallel Facility, less US$1,500,000,000, subject in each case to a maximum amount of US$600,000,000; multiplied by

(ii)	66.66/100,

and such amount shall be applied pro rata to the outstanding principal amount of each of Facility A and Facility B (based on the US Dollar equivalent of the amount outstanding under all Facility B Loans on a fixing date applicable to the time of the calculation of such payment as calculated by the Facility Agent at its spot rate of exchange).

(c)	The aggregate amount of the Additional Repayment Instalments shall in no circumstances exceed US$600,000,000 multiplied by 66.66/100.

(d)	In the event that the Additional Repayment Instalments are payable in accordance with paragraph (a) above, the 2010 Repayment Instalments shall each be proportionately reduced to reflect the amount of the relevant Additional Repayment Instalment.

(e)

If and to the extent that the Company does not (i) receive the required consents to the Rinker Extension in an amount equal to or in excess of US$2,100,000,000 or (ii) enter into a Parallel Facility for an amount equal to or in excess of US$2,100,000,000, the Company or any Subsidiary of the Company may (but shall not be obliged to) use reasonable efforts to issue securities in the capital markets (an “Optional Securities Issuance”) and, if such securities are issued, the proceeds thereof will be applied in prepayment of the Facilities as set out in Clause 6.4 (Effect of cancellation and prepayment on scheduled repayments) and Clause 8.7 (Mandatory Prepayment from Securities Issuance Proceeds).

6.4	Effect of cancellation and prepayment on scheduled repayments

(a)	If the Company cancels the whole or any part of the Facility A Commitments or the Facility B Commitments in accordance with Clause 8.5 (Right of cancellation and repayment in relation to a single Lender) or if the Facility A Commitment or the Facility B Commitment of any Lender is cancelled under Clause 8.1 (Illegality of a Lender) then:

(i)	in the case of the Facility A Commitments, the amount of the Repayment Instalment in relation to Facility A for each Repayment Date falling after that cancellation will reduce pro rata by the amount cancelled; and

(ii)	in the case of the Facility B Commitments, the amount of the Repayment Instalment in relation to Facility B for each Repayment Date falling after that cancellation will reduce pro rata by the amount cancelled.

(b)	If any of the Facility A Loans or the Facility B Loans are prepaid in accordance with Clause 8.5 (Right of cancellation and repayment in relation to a single Lender) or Clause 8.1 (Illegality of a Lender) then the amount of the Repayment Instalment for the relevant Facility for each Repayment Date falling after that prepayment will reduce pro rata by the amount of the Facility A Loan or, as the case may be, Facility B Loan prepaid.

(c)	If any of the Facility A Loans or Facility B Loans are prepaid in accordance with Clause 8.4 (Voluntary prepayment of Loans) then:

(i)	in the case of Facility A, the amount of the Facility A Loan prepaid shall reduce the amount of the Repayment Instalments for the Repayment Dates falling after that prepayment and, as between such Repayment Instalments, shall be applied at the option of the Company; and

(ii)	in the case of Facility B, the amount of the Facility B Loan prepaid shall reduce the amount of the Repayment Instalments for the Repayment Dates falling after that prepayment and, as between such Repayment Instalments, shall be applied at the option of the Company.

(d)	If any of the Facility A Loans or Facility B Loans are prepaid in accordance with Clause 8.6 (Mandatory prepayment from Disposal Proceeds) or, with respect to a Reasonable Endeavours Securities Issuance, Clause 8.7 (Mandatory Prepayment from Securities Issuance Proceeds) then:

(i)	in the case of Facility A, the amount of the Facility A Loan prepaid shall reduce the amount of the 2009 Facility A Repayment Instalment; and

(ii)	in the case of Facility B, the amount of the Facility B Loan prepaid shall reduce the amount of the 2009 Facility B Repayment Instalment.

(e)	If any of the Facility A Loans or Facility B Loans are prepaid in accordance with, with respect to an Optional Securities Issuance, Clause 8.7 (Mandatory Prepayment from Securities Issuance Proceeds) then:

(i)	in the case of Facility A, the amount of the Facility A Loan prepaid shall reduce the amount of the 2010 Facility A Repayment Instalments on a pro rata basis; and

(ii)	in the case of Facility B, the amount of the Facility B Loan prepaid shall reduce the amount of the 2010 Facility B Repayment Instalments on a pro rata basis.

7.	EXTENSION OPTION

7.1	Request for Extension

(a)	The Company may request, by notifying the Facility Agent in writing (the “Extension Request”) not earlier than 60 days and not later than 45 days before the Initial Termination Date, the extension of the Initial Termination Date in respect of the whole or a part of Facility A and/or Facility B by an additional 364 day period in each case and the Company shall specify:

(i)	(where such requested extension is for a part of Facility A and/or Facility B) the amount of Facility A Commitments and/or Facility B Commitments which are the subject of that Extension Request; and

(ii)	any terms and conditions applicable to the requested extension.

(b)	Upon notification by the Facility Agent that it has received an Extension Request from the Company, each Lender shall freely determine whether or not it shall extend its Facility A Commitments and/or, as the case may be, its Facility B Commitments (or, in each case, any part thereof) in accordance with the relevant Extension Request and shall, within 10 Business Days of receipt of such notification from the Facility Agent, notify the Facility Agent of its own decision to accept or decline the request set out in the Extension Request.

(c)	In the event that any Lender does not notify the Facility Agent of its decision with respect to the Extension Request in the timeframe required by paragraph (b) above, that Lender shall be deemed to have declined the request set out in the Extension Request.

(d)	The Facility Agent shall, as soon as reasonably practicable after it has received all the Lenders’ respective decisions in accordance with paragraph (b) above, notify the Company and the Lenders of the level of acceptances.

(e)	The refusal by any Lender to extend any Commitment shall not result in any other Lender being obliged to increase its Commitment.

7.2	Acceptance of Extension Request

Any agreement by a Lender to an Extension Request shall extend that Lender’s Facility A Commitments and/or, as the case may be, Facility B Commitments by an additional 364 day period only (such extended date, the “Extended Termination Date”) and shall be binding on each such Lender only.

7.3	Reduced Commitments

In the event that a Lender declines (or, as contemplated by paragraph (c) of Clause 7.1 above, is deemed to decline) to extend its Facility A Commitments and/or, as the case may be, Facility B Commitments pursuant to the Extension Request, the amount of the Total Facility A Commitments and/or, as the case may be, the Total Facility B Commitments, shall, following the Initial Termination Date, reduce by the amount of that declining Lender’s Facility A Commitments and/or, as the case may be, Facility B Commitments, accordingly.

7.4	Consents of Lenders

In the event that a Lender agrees to extend its Facility A Commitments and/or, as the case may be, Facility B Commitments pursuant to the Extension Request, it shall, by its execution of this Agreement (or, if applicable, a Transfer Certificate), be deemed to consent to:

(a)	the repayment on the Initial Termination Date of any Lender which has declined to extend its Facility A Commitments and/or, as the case may be, Facility B Commitments pursuant to the Extension Request; and

(b)	the extension of the Facility A Commitments and/or as the case may be, Facility B Commitments of each other Lender which has accepted the Extension Request.

7.5	Extension Requests and Interest

(a)	Each Extension Request shall, once delivered, be unconditional and irrevocable.

(b)	The Facility Agent shall forward a copy of any Extension Request to each Lender as soon as practicable after receipt.

8.	PREPAYMENT AND CANCELLATION

8.1	Illegality of a Lender

If, at any time, it is or will become unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Utilisation:

(a)	that Lender shall promptly notify the Facility Agent upon becoming aware of that event (specifying the reason for such unlawfulness and the date on which such unlawfulness occurred or will occur, being no earlier than the last day of any applicable grace period permitted by law (the “Relevant Date”)) and, in any event, at a time which permits the Company to repay that Lender’s participation on the date such repayment is required to be made;

(b)	upon the Facility Agent notifying the Company, the Commitment of that Lender will be immediately cancelled; and

(c)	the Company shall, on the last day of the Interest Period for each Loan ending immediately prior to the Relevant Date and occurring after the Facility Agent has notified the Company or, if earlier, the Relevant Date, repay that Lender’s participation in the Loans together with accrued interest and all other amounts owing to that Lender under the Finance Documents.

8.2	Change of Control

(a)	In this Clause 8.2 a “Change of Control” occurs if CEMEX Parent ceases to:

(i)	be entitled to (whether by way of ownership of shares (directly or indirectly), proxy, contract, agency or otherwise):

(A)	cast, or control the casting of, at least 51 per cent. of the maximum number of votes that might be cast at a general meeting of the Company;

(B)	appoint or remove all, or the majority, of the directors or other equivalent officers of the Company; or

(C)	give directions with respect to the operating and financial policies of the Company which the directors or other equivalent officers of the Company are obliged to comply with; or

(ii)	hold (directly or indirectly) at least 51 per cent. of the common shares in the Company.

(b)	Upon the occurrence of a Change of Control (and notwithstanding any other term of this Agreement) each Lender:

(i)	shall be under no obligation to fund its share of any proposed Utilisation after such date;

(ii)	may by three Business Days’ notice to the Facility Agent, cancel all of its Available Commitments (in which case they shall be so cancelled); and

(iii)	may by three Business Days’ notice to the Facility Agent, require that its share of all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents, shall become immediately due and payable (in which case it shall so become).

8.3	Automatic Cancellation

At the close of business on the last day of the Availability Period in respect of each Facility, the Available Commitment of each Lender under such Facility shall be (if it has not already been) cancelled and reduced to zero.

8.4	Voluntary prepayment of Loans

(a)	A Borrower may, if the Company gives the Facility Agent not less than three Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of:

(i)	a Facility A Loan, provided that, at the same time, a prepayment in an amount proportionate to the amount of that prepayment (when compared to the aggregate of Facility A Loans outstanding immediately prior to such prepayment taking place) is applied in prepayment in whole or part of a Facility B Loan;

(ii)	a Facility B Loan, provided that, at the same time, a prepayment in an amount proportionate to the amount of that prepayment (when compared to the aggregate of Facility B Loans outstanding immediately prior to such prepayment taking place) is applied in prepayment in whole or part of a Facility A Loan, but, in each case, if in part, being an amount that reduces the amount of that Loan by a minimum amount, in the case of Facility A, of US$10,000,000 or, in the case of Facility B, €10,000,000.

(b)	A Loan may be voluntarily prepaid at any time.

8.5	Right of repayment and cancellation in relation to a single Lender

(a)	If:

(i)	any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 13.2 (Tax gross-up); or

(ii)	any Lender claims indemnification from an Obligor under Clause 13.3 (Tax indemnity) or Clause 14.1 (Increased costs),

the Company may, whilst the circumstance giving rise to the requirement or indemnification continues, give the Facility Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender’s participation in the Loans.

(b)	On receipt of a notice referred to in paragraph (a) above, the relevant Commitment of that Lender shall immediately be reduced to zero.

(c)	On the last day of each Interest Period which ends after the Company has given notice under paragraph (a) above (or, if earlier, the date specified by the Company in that notice), each Borrower shall repay that Lender’s participation in the Loans to which such Interest Period relates.

8.6	Mandatory Prepayment from Disposal Proceeds

(a)	In this Clause 8.6:

“Disposal Proceeds” means the cash consideration received after the date of this Agreement by any member of the Group (including any amount received in repayment of intercompany debt) for any Disposal (except in respect of any Excluded Disposal Proceeds) after deducting:

(i)	any expenses which are incurred by the disposing party of such assets with respect to that disposing party of such assets with respect to that Disposal owing to persons who are not members of the relevant Group; and

(ii)	any Tax incurred and required to be paid by the disposing party in connection with that Disposal (as reasonably determined by the disposal party on the basis of rates existing at the time of the disposal and taking account of any available credit, deduction or allowance).

“Disposal” means a sale, lease, licence, transfer, loan or other disposal by a person of any asset or shares in any Subsidiary or other company whose principal purpose or one of whose principal purposes is the ownership of assets which are to be the subject of a Disposal (whether by a voluntary or involuntary single transaction or series of transactions).

“Excluded Disposal Proceeds” means the proceeds of any Disposal of:

(i)	inventory or trade receivables;

(ii)	assets which are redundant or no longer required with respect to the business of the disposing entity;

(iii)	assets in the ordinary course of trading of the disposing entity;

(iv)	assets which are located in Hungary or Austria, or which are owned or operated by members of the Group which are incorporated and/or have their place of business in Hungary or Austria;

(v)	assets pursuant to a Permitted Securitisation programme existing as at the Effective Date (or any rollover or extension of such a Permitted Securitisation);

(vi)	any asset from any member of the Group (the “Transferor”) to another member of the Group (the “Transferee”) on arm’s length terms and for fair market or book value, provided that the proceeds relating thereto shall not constitute Excluded Disposal Proceeds unless:

(A)	in the case of any Disposal by a Guarantor of all or substantially all of its assets (whether by a single transaction or a series of transactions) where the Transferee is not an Obligor, the Transferee becomes a Guarantor; or

(B)	in the case of any Disposal by any Material Subsidiary to another member of the Group which is not a Material Subsidiary, the person making such Disposal does not cease to be a Material Subsidiary or, if it ceases to be a Material Subsidiary, any Transferee shall be deemed to be a Material Subsidiary;

(vii)	assets in exchange for other assets comparable or superior as to value and relating to the business of the Group, or any similar arrangement, including Disposals of assets in exchange for consideration comprising a combination of other assets and cash (but provided that the amount of any partial cash consideration so received shall not be Excluded Disposal Proceeds and shall be treated as Disposal Proceeds in accordance with this Clause 8.6);

(viii)	assets leased or licensed to any director, officer or employee of any member of the Group in connection with and as part of the ordinary course of the service or employment arrangements of the Group;

(ix)	marketable securities (being securities (whether equity, debt or other securities) which are listed on a stock exchange or for which a trading market exists (whether on market or over the counter) and which are short term investments held as current assets and excluding shares in Subsidiaries of the Company; and

(x)	any assets or shares where the proceeds from that Disposal are an amount equal to or less than or US$50,000,000 (or equivalent in other currencies) when aggregated with the proceeds of all other Disposals made since the date of this Agreement.

“Specified Amount” means, where the aggregate amount of Disposal Proceeds received by the Group (on a cumulative basis) is:

(i)	less than or equal to US$500,000,000 (or equivalent in other currencies), 20 per cent. of such Disposal Proceeds (up to a maximum aggregate amount of US$100,000,000 (or equivalent in other currencies));

(ii)	greater than US$500,000,000 (or equivalent in other currencies) but less than or equal to US$1,000,000,000 (or equivalent in other currencies), 30 per cent. of such Disposal Proceeds as exceed US$500,000,000 (up to a maximum aggregate amount of US$150,000,000 (or equivalent in other currencies)); and

(iii)	greater than US$1,000,000,000 (or equivalent in other currencies) but less than or equal to US$1,500,000,000 (or equivalent in other currencies), 40 per cent of such Disposal Proceeds as exceed US$1,000,000,000 (or equivalent in other currencies) (up to a maximum aggregate amount of US$200,000,000 (or equivalent in other currencies)), and provided that the aggregate amount of Disposal Proceeds applied in prepayment in accordance with this Clause 8.6 shall not exceed the aggregate amount of the 2009 Repayment Instalments.

For the purposes of determining the amount in US$ actually received by the relevant Group member, the currency received shall be converted at the Facility Agent’s Spot Rate of Exchange then applicable.

(b)	Up to and including the date for payment of the 2009 Repayment Instalments the Company shall prepay any outstanding Loans with the Specified Amount of any Disposal Proceeds (unless, prior to such date, each 2009 Repayment Instalment has already been repaid or prepaid in full).

(c)	The Company shall, if requested to do so by the Facility Agent, promptly deliver a certificate to the Facility Agent confirming any Disposal that has given rise to any Excluded Disposal Proceeds and setting out reasonable details of the relevant Disposal.

(d)	Any prepayment made under this Clause 8.6 shall occur (subject to paragraph (e) below) either:

(i)	where the last day of the current Interest Period falls more than 30 days from the date of receipt of the relevant Disposal Proceeds by the disposing member of the Group, on the last day of that Interest Period; and

(ii)	where the last day of the current Interest Period falls fewer than 30 days from the date of receipt of the relevant Disposal Proceeds by the disposing member of the Group, the date falling not later than 30 days after the last day of that Interest Period (or, if earlier, the date for payment of the 2009 Repayment Instalments).

(e)	If the amount of any prepayment under this Clause 8.6 would not reduce the Facility A Loans and Facility B Loans in aggregate by a minimum amount of US$10,000,000 (or equivalent in other currencies), the Company shall not be required to make that prepayment until the amount required to be prepaid under this Clause 8.6 is equal to or greater than US$10,000,000 (whereupon such amount will be applied in prepayment in accordance with this Clause 8.6).

(f)	A prepayment made under this Clause 8.6 shall be applied between Facility A and Facility B in equal proportions (when compared to, respectively, the aggregate of the Facility A Loans outstanding immediately prior to such prepayment and the aggregate of the Facility B Loans outstanding immediately prior to such prepayment) and shall reduce the Repayment Instalments in the manner contemplated by paragraph (d) of Clause 6.4 (Effect of cancellation and prepayment on scheduled repayments).

8.7	Mandatory Prepayment from Securities Issuance Proceeds

(a)	In this Clause 8.7:

“Securities Issuance Proceeds” means the cash proceeds received by any member of the Group from a Reasonable Endeavours Securities Issuance or an Optional Securities Issuance after deducting:

(i)	any expenses which are incurred by any member of the Group with respect to that Securities Issuance owing to persons who are not members of the Group; and

(ii)	any Tax incurred and required to be paid by any member of the Group in connection with that Securities Issuance (as reasonably determined by the issuer on the basis of rates existing at the time of the Securities Issuance and taking account of any available credit, deduction or allowance, provided that, in the case of a Reasonable Endeavours Securities Issuance, the amount of Securities Issuance Proceeds to which this Clause 8.7 applies shall not exceed (i) the amount equal to the amount by which the aggregate amount of Disposal Proceeds received by the Group (on a cumulative basis) in the period from the date of this Agreement to the date of such issuance is less than US$1,000,000,000 or (ii) if less, the Securities Issuance Proceeds resulting from the Reasonable Endeavours Securities Issuance (the applicable amount being the “Securities Issuance Disposal Shortfall Amount”).

(b)

(i)

If there has been a Reasonable Endeavours Securities Issuance, the Company shall prepay the outstanding Loans in an amount equal to the lesser of (A) the aggregate of the amounts which would be payable pursuant to the definition of

“Specified Amount”, provided that each reference therein to “Disposal Proceeds” shall be deemed to be a reference to “Disposal Proceeds and the Securities Issuance Disposal Shortfall Amount”; and (B) the amount of the aggregate of the 2009 Repayment Instalments then outstanding and such amount shall be applied in accordance with paragraph (d) of Clause 6.4 (Effect of cancellation and prepayment on scheduled repayments).

(ii)	If there has been an Optional Securities Issuance, the Company shall prepay the outstanding Loans in the amount of any Securities Issuance Proceeds resulting from such Optional Securities Issuance, in an amount equal to the lesser of (A) such Securities Issuance Proceeds (provided that the amount to be applied pursuant to this subparagraph (b)(ii)(a) shall not in any circumstances exceed an amount equal to US$2,100,000,000 minus the amount of the commitments pursuant to the Rinker Extension (or, as applicable, the amount of the commitments pursuant to the Parallel Facility) multiplied by 66.66/100); and (B) the amount of the aggregate of the 2010 Repayment Instalments then outstanding and such amount shall be applied in accordance with paragraph (e) of Clause 6.4 (Effect of cancellation and prepayment on scheduled repayments).

(c)	Any prepayment made under this Clause 8.7 shall occur either:

(i)	where the last day of the current Interest Period falls more than 30 days from the date of receipt of the relevant Securities Issuance Proceeds, on the last day of the Interest Period; and

(ii)	where the last day of the current Interest Period falls fewer than 30 days from the date of receipt of the relevant Securities Issuance Proceeds, the date falling not later than 30 days after the last day of that Interest Period.

(d)	A prepayment made under this Clause 8.7 shall be applied between Facility A and Facility B in equal proportions (when compared to, respectively, the aggregate of the Facility A Loans outstanding immediately prior to such prepayment and the aggregate of the Facility B Loans outstanding immediately prior to such prepayment) and shall reduce the Repayment Instalments in the manner contemplated by, in the case of a Reasonable Endeavours Securities Issuance, paragraph (d) and in the case of an Optional Securities Issuance, paragraph (e) of Clause 6.4 (Effect of cancellation and prepayment on scheduled repayments).

8.8	Restrictions

(a)	Any notice of cancellation or prepayment given by any Party under this Clause 8 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs (if any), without premium or penalty.

(c)	Unless a contrary indication appears in this Agreement, any part of Facility A or Facility B which is prepaid may not be re-borrowed in accordance with the terms of this Agreement.

(d)	No Borrower shall repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(e)	No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(f)	If the Facility Agent receives a notice under this Clause 8 it shall promptly forward a copy of that notice to either the relevant Borrower or the affected Lenders, as appropriate.

(g)	On the prepayment or repayment of any principal amount to a Lender in accordance with the terms of this Agreement, the Commitment of that Lender will be automatically cancelled by a corresponding amount as a result of that prepayment or repayment.

SECTION 5

COSTS OF UTILISATION

9.	INTEREST

9.1	Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)	Margin;

(b)	LIBOR or, in relation to any Loan in euro, EURIBOR; and

(c)	Mandatory Cost, if any.

9.2	Payment of interest

On the last day of each Interest Period relating to a Loan each Borrower shall pay accrued interest on the Loan to which that Interest Period relates (and, if the Interest Period is longer than six Months, on the dates falling at six Monthly intervals after the first day of that Interest Period).

9.3	Default interest

(a)	If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is two per cent higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration of one Month. Any interest accruing under this Clause 9.3 shall be immediately payable by the Obligor on demand by the Facility Agent.

(b)	If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)	the rate of interest applying to the overdue amount during that first Interest Period shall be two per cent. higher than the rate which would have applied if the overdue amount had not become due.

(c)	Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

9.4	Notification of rates of interest

The Facility Agent shall promptly notify the Lenders and the relevant Borrower of the determination of a rate of interest under this Agreement.

10.	INTEREST PERIODS

10.1	Selection of Interest Periods

(a)	The Company may select an Interest Period for a Loan in the Utilisation Request for that Loan or (if the Loan has already been borrowed) in a Selection Notice.

(b)	Each Selection Notice for a Loan is irrevocable and must be delivered to the Facility Agent by the Borrower not later than the Specified Time.

(c)	If the Borrower fails to deliver a Selection Notice to the Facility Agent in accordance with paragraph (b) above, the relevant Interest Period will be one Month.

(d)	Subject to this Clause 10, the Company may select an Interest Period of one, two, three or six Months, or any other period agreed between the Company and the Facility Agent (acting on the instructions of all the Lenders participating in the relevant Facility).

(e)	An Interest Period for a Loan shall not extend beyond the Termination Date applicable to the Facility under which the Loan was made.

(f)	Each Interest Period for a Loan shall start on the Utilisation Date or (if already made) on the last day of its preceding Interest Period.

10.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

10.3	Consolidation and division of Loans

(a)	Subject to paragraph (b) below, if two or more Interest Periods:

(i)	relate to either Facility A Loans or Facility B Loans; and

(ii)	end on the same date;

those Facility A Loans or, as the case may be, Facility B Loans will, unless the Borrower specifies to the contrary in the Selection Notice for the next Interest Period, be consolidated into, and treated as, a single Facility A Loan or, as the case may be, Facility B Loan on the last day of the Interest Period.

(b)	Subject to Clause 4.3 (Maximum number of Loans) and Clause 5.3 (Amount), if the Borrower requests in a Selection Notice that a Loan be divided into two or more Loans, that Loan will, on the last day of its Interest Period, be so divided into the amounts specified in that Selection Notice, being an aggregate amount equal to the amount of the Loan immediately before its division.

11.	CHANGES TO THE CALCULATION OF INTEREST

11.1	Absence of quotations

Subject to Clause 11.2 (Market disruption), if LIBOR or, if applicable, EURIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable LIBOR or EURIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

11.2	Market disruption

(a)	If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender’s share of that Loan for the Interest Period shall be the rate per annum which is the sum of:

(i)	the Margin;

(ii)	the rate notified to the Facility Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select; and

(iii)	the Mandatory Cost, if any, applicable to that Lender’s participation in that Loan.

(b)	In this Agreement “Market Disruption Event” means:

(i)	at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate not being available and none or only one of the Reference Banks supplying a rate to the Facility Agent to determine LIBOR or, if applicable, EURIBOR for the relevant currency and Interest Period; or

(ii)	before close of business in London on the Quotation Day for the relevant Interest Period, the Facility Agent receiving notifications from a Lender or Lenders (in either case whose participations in a Loan exceed 50 per cent. of that Loan) that the cost to it or them of obtaining matching deposits in the Relevant Interbank Market would be in excess of LIBOR or, if applicable, EURIBOR.

11.3	Alternative basis of interest or funding

(a)	If a Market Disruption Event occurs and the Facility Agent or the Company so requires, the Facility Agent and the Company shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest in respect of the relevant Loan.

(b)	Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of all the Lenders participating in the relevant Loan and the Company, be binding on all Parties.

11.4	Break Costs

(a)	Each Borrower shall, within three Business Days of demand by a Lender, pay to that Lender its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by that Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b)	Each Lender shall, as soon as reasonably practicable after a demand by the Facility Agent, provide a certificate confirming in reasonable detail the amount of its Break Costs for any Interest Period in which they accrue.

12.	FEES

12.1	Up-front Fee

The Company shall pay to the relevant Finance Parties an up-front fee in the amount and at the times agreed in the relevant Fee Letter.

12.2	Agency fee

The Company shall pay to (or procure payment to) the Facility Agent (for its own account) an agency fee in the amount and at the times agreed in the relevant Fee Letter.

SECTION 6

ADDITIONAL PAYMENT OBLIGATIONS

13.	TAX GROSS-UP AND INDEMNITIES

13.1	Definitions

(a)	In this Clause 13:

“Protected Party” means a Finance Party which is or will be subject to any liability or required to make any payment, for or on account of Tax, in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

“Qualifying Lender” means a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document and is:

(i)	a legal person or entity (including, for the avoidance of doubt, any securitisation trust or fund) habitually resident for taxation purposes in a Qualifying State which is not acting through a territory considered as a tax haven pursuant to Spanish laws and regulations or through a permanent establishment in Spain; or

(ii)	a legal person or entity (including, for the avoidance of doubt, any securitisation trust or fund) which, as a result of any applicable double taxation treaty, is entitled to receive any payments made by a Borrower to such legal person or entity hereunder without any deduction or withholding for or on account of Tax; or

(iii)	a Domestic Lender.

“Qualifying State” means a member state of the European Union (other than Spain).

“Tax Credit” means a credit against, relief or remission from, or repayment of, any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment made under a Finance Document.

“Tax Payment” means either the increase in a payment made by an Obligor to a Finance Party under Clause 13.2 (Tax gross-up) or a payment under Clause 13.3 (Tax indemnity).

(b)	Unless a contrary indication appears, in this Clause 13 a reference to “determines” or “determined” means a determination made in the absolute good faith discretion of the person making the determination.

13.2	Tax gross-up

(a)	Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law or regulation.

(b)	The Company or a Lender shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Facility Agent accordingly. If the Facility Agent receives such notification from a Lender it shall notify the Company and that Obligor.

(c)	If a Tax Deduction is required by law or regulation to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due and payable if no Tax Deduction had been required.

(d)	An Obligor is not required to make an increased payment to a Lender under paragraph (c) above for a Tax Deduction in respect of Tax imposed by Spain from a payment of interest on a Loan, if on the date on which the payment falls due:

(i)	the payment could have been made to the relevant Lender without a Tax Deduction if it was a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or treaty, or any published practice or concession of any relevant taxing authority; or

(ii)	the relevant Lender is a Qualifying Lender under paragraph (ii) of the definition of “Qualifying Lender” and the Obligor making the payment is able to demonstrate that the payment could have been made to the Lender without any Tax Deduction if the Lender had complied with its obligations under paragraph (g) below.

(e)	If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law or regulation.

(f)	Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Facility Agent for the Finance Party entitled to the payment an original receipt (or certified copy thereof) or if unavailable such other evidence as is reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(g)	A Lender that is a Qualifying Lender under paragraph (ii) of the definition of “Qualifying Lender” and each Obligor which is required to make a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction.

(h)	Each Original Lender confirms that it is a Qualifying Lender.

13.3	Tax indemnity

(a)	The Company shall (within five Business Days of demand by the Facility Agent) pay to a Protected Party an amount equal to the amount of any Tax assessed on that Protected Party (together with any interest, costs or expenses payable, directly or indirectly, or incurred in connection therewith) in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

(b)	Paragraph (a) of this Clause 13.3 shall not apply:

(i)	with respect to any Tax assessed on a Finance Party:

(A)	under the laws and regulations of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for Tax purposes; or

(B)	under the laws and regulations of the jurisdiction in which that Finance Party’s Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii)	to the extent a loss, liability or cost:

(A)	is compensated for by an increased payment under Clause 13.2 (Tax gross-up); or

(B)	would have been compensated for by an increased payment under Clause 13.2 (Tax gross-up) but was not so compensated solely because one of the exclusions in paragraph (d) of Clause 13.2 (Tax gross-up) applied.

(c)	A Protected Party making, or intending to make a claim pursuant to paragraph (a) of this Clause 13.3 shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Company.

(d)	A Protected Party shall, on receiving a payment from an Obligor under this Clause 13.3, notify the Facility Agent.

13.4	Tax Certificates

(a)	Without prejudice to the other provisions of this Clause 13, in relation to any exemption from or application of a rate lower than that of general application pursuant to any legislation in Spain or any double taxation treaty, or pursuant to any other cause relating to residence status, any Lender which is not a Domestic Lender shall supply the Company, through the Facility Agent, prior to the interest payment date with a certificate of residence issued by the pertinent fiscal administration, in the case of a Qualifying Lender which is not a Domestic Lender, accrediting such Qualifying Lender as resident for Tax purposes in a Qualifying State or, as the case may be, accrediting such Lender as resident for Tax purposes in a State which has signed and ratified a double taxation treaty with Spain.

(b)	As such certificates referred to in paragraph (a) of this Clause 13.4 are, at the date hereof, valid only for a period of one year, each such Lender will be required to so supply a further such certificate upon expiry of the previous certificate in relation to any further payment of interest.

(c)	If any Lender which has supplied a certificate under paragraph (a) of this Clause 13.4 becomes aware that any information contained in that certificate is not correct in all material respects throughout the period for which that certificate is valid, it shall, as soon as practicable, supply the Facility Agent with details of that matter, following which the Facility Agent shall supply those details to the Company, and, if appropriate, that Lender shall promptly supply a new certificate pursuant to paragraph (a) of this Clause 13.4.

13.5	Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a)	a Tax Credit is attributable either to an increased payment of which that Tax Payment forms part, or to that Tax Payment; and

(b)	that Finance Party has obtained, utilised and retained that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

13.6	Stamp Taxes

The Company shall pay and, within five Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document except for any such Tax payable in connection with the entering into of a Transfer Certificate.

13.7	Value Added Tax

(a)	All consideration expressed to be payable under a Finance Document by any Party to a Finance Party shall be deemed to be exclusive of any amount in respect of VAT. If VAT is chargeable on any supply made by any Finance Party to any Party in connection with a Finance Document, that Party shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT and such Finance Party shall promptly provide an appropriate VAT invoice to such Party.

(b)	Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify that Finance Party against all amounts in respect of VAT incurred by the Finance Party in respect of the costs or expenses to the extent that the Finance Party reasonably determines that it is not entitled to credit or repayment of the VAT.

14.	INCREASED COSTS

14.1	Increased costs

(a)	Subject to Clause 14.2 (Increased cost claims) and Clause 14.3 (Exceptions) the Company shall, within three Business Days of a demand by the Facility Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation; or

(ii)	compliance with any law or regulation,

in each case made after the date of this Agreement.

(b)	In this Agreement “Increased Costs” means, without duplication:

(i)	a reduction in the rate of return from a Facility or on a Finance Party’s (or its Affiliate’s) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitments or funding or performing its obligations under any Finance Document.

14.2	Increased cost claims

(a)	A Finance Party intending to make a claim pursuant to Clause 14.1 (Increased costs) shall notify the Facility Agent of the event giving rise to the claim and a calculation evidencing in reasonable detail the amount of such Increased Costs to be claimed by such Finance Party, following which the Facility Agent shall promptly notify the Company and provide the Company with such calculations.

(b)	Each Finance Party shall, as soon as practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Increased Costs.

14.3	Exceptions

(a)	Clause 14.1 (Increased costs) does not apply to the extent any Increased Cost is:

(i)	attributable to a Tax Deduction required by law or regulation to be made by an Obligor;

(ii)	compensated for by Clause 13.3 (Tax indemnity) (or would have been compensated for under Clause 13.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 13.3 (Tax indemnity) applied);

(iii)	compensated for by the payment of the Mandatory Cost; or

(iv)	attributable to the breach by the relevant Finance Party or its Affiliates of any law or regulation; or

(v)	attributable to the implementation of or compliance with the “International Convergence of Capital Measurements and Capital Standards - a Revised

Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (“Basel II”) or any other law or regulation that implements Basel II (whether such implementation or compliance is by a government, governmental regulator, Finance Party or an Affiliate thereof).

(b)	In this Clause 14.3, a reference to a “Tax Deduction” has the same meaning given to the term in Clause 13.1 (Definitions).

15.	OTHER INDEMNITIES

15.1	Currency indemnity

(a)	If any sum due from an Obligor under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)	making or filing a claim or proof against that Obligor; or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

15.2	Other indemnities

(a)	Each Obligor shall, within five Business Days of demand, indemnify each Finance Party against any cost, loss or liability not otherwise compensated under the provisions of this Agreement and excluding any lost profits, consequential or indirect damages (other than interest or default interest) incurred by that Finance Party as a result of its Commitment or the making of any Loan under the Finance Documents as a result of:

(i)	the occurrence of any Event of Default;

(ii)	a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 28 (Sharing among the Finance Parties);

(iii)	funding, or making arrangements to fund, its participation in a Loan requested by the Company in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

(iv)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by the Company.

15.3	Indemnity to the Facility Agent

The Company shall (or shall procure that another Obligor will) promptly indemnify the Facility Agent against any cost, loss or liability directly related to this Agreement incurred by the Facility Agent (acting reasonably and otherwise than by reason of the Facility Agent’s gross negligence or wilful misconduct) as a result of:

(a)	investigating any event which it reasonably believes (acting prudently and, if possible, following consultation with the Company) is a Default; or

(b)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

16.	MITIGATION BY THE LENDERS

16.1	Mitigation

(a)	Each Finance Party shall, in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise after the date of this Agreement and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 8.1 (Illegality of a Lender), Clause 13 (Tax Gross-up and Indemnities) or Clause 14 (Increased Costs) or Schedule 4 (Mandatory Cost Formulae) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

16.2	Limitation of liability

(a)	The Company shall (or shall procure that another Obligor will) indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 16.1 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under Clause 16.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

17.	COSTS AND EXPENSES

17.1	Transaction expenses

(a)	The Company shall within 15 days of receipt of a demand (and delivery of the relevant receipts, invoices or other documentary evidence), pay the Facility Agent and each Documentation Agent the amount of all costs and expenses (including reasonable legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing and execution of the Finance Documents.

(b)	The Company shall within 15 days of receipt of demand, pay the Facility Agent and each Documentation Agent the amount of all documented costs and expenses (including reasonable legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing and execution of any Finance Documents executed after the date of this Agreement.

17.2	Amendment costs

If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 29.9 (Change of currency), the Company shall, within five Business Days of demand, reimburse the Facility Agent, the Documentation Agent and each Lender for the amount of all costs and expenses (including legal fees, but in this case, only the reasonable legal fees of one law firm in each relevant jurisdiction acting on behalf of all the Lenders) reasonably incurred by such parties in responding to, evaluating, negotiating or complying with that request or requirement.

17.3	Enforcement costs

The Company shall, within three Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

SECTION 7

GUARANTEE

18.	GUARANTEE AND INDEMNITY

18.1	Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a)	guarantees to each Finance Party punctual performance by each Borrower of that Borrower’s obligations under the Finance Documents;

(b)	undertakes with each Finance Party that whenever a Borrower does not pay any amount when due under or in connection with any Finance Document, it shall immediately on demand pay that amount as if it was the principal obligor; and

(c)	indemnifies each Finance Party immediately on demand against any cost, loss or liability suffered by that Finance Party if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which that Finance Party would otherwise have been entitled to recover.

18.2	Continuing Guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by each Borrower under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part. Except as permitted by Clause 25 (Changes to the Obligors) or Clause 35.2 (Exceptions), each Guarantor hereby further agrees that its guarantee may not be revoked in whole or in part.

18.3	Reinstatement

If any payment by any Borrower or any discharge given by a Finance Party (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(a)	the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b)	each Finance Party shall be entitled to recover the value or amount of that security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.

18.4	Waiver of defences

The obligations of each Guarantor under this Clause 18 will not be affected by an act, omission, matter or thing which, but for this Clause 18, would reduce, release or prejudice any of its obligations under this Clause 18 (without limitation and whether or not known to it or any Finance Party) including:

(a)	any time, waiver or consent granted to, or composition with, any Borrower or other person;

(b)	the release of any Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e)	any amendment (however fundamental) or replacement of a Finance Document or any other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g)	any insolvency or similar proceedings.

18.5	Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from a Guarantor under this Clause 18.5. This waiver applies irrespective of any law or regulation or any provision of a Finance Document to the contrary.

Each Guarantor also waives any right to be sued jointly with other Guarantors.

18.6	Appropriations

Until all amounts which may be or become payable by a Borrower under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other monies, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any monies received from a Guarantor or on account of such Guarantor’s liability under this Clause 18.6,

provided that the operation of this Clause 18.6 shall not be deemed to create any Security.

18.7	Deferral of Guarantors’ rights

Until all amounts which may be or become payable by a Borrower under or in connection with the Finance Documents have been irrevocably paid in full and unless the Facility Agent (acting on the instructions of the Majority Lenders) otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

(a)	to be indemnified by a Borrower;

(b)	to claim any contribution from any other guarantor of any Borrower’s obligations under the Finance Documents; and/or

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party.

18.8	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

18.9	Limitation on U.S. Guarantors

Any term or provision of this Clause 18 or any other term in this Agreement or any Finance Document notwithstanding, the maximum aggregate amount of the obligations for which any U.S. Guarantor shall be liable under this Agreement shall in no event exceed an amount equal to the largest amount that would not render such U.S. Guarantor’s obligations under this Agreement, subject to avoidance under applicable United States federal or state fraudulent conveyance laws.

SECTION 8

REPRESENTATION, UNDERTAKINGS AND EVENTS OF DEFAULT

19.	REPRESENTATIONS

Each Obligor makes the representations and warranties set out in this Clause 19 to each Finance Party.

19.1	Status

(a)	It is a corporation, duly organised and validly existing under the laws and regulations of its jurisdiction of incorporation.

(b)	It has the power to own its assets and carry on its business as it is being conducted.

19.2	Binding obligations

The obligations expressed to be assumed by it in each Finance Document are, subject to any reservations which are specifically referred to in any Legal Opinion, legal, valid, binding and enforceable obligations.

19.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

(a)	any law or regulation applicable to it;

(b)	its constitutional documents; or

(c)	any agreement or instrument binding upon it or any of its assets.

Assuming that no Lender (or any person with whom a Lender has entered into a sub-participation agreement) is a U.S. Lender, no part of the proceeds of any Loans will be used in a manner that would cause the Loans to be in violation of Regulation U or X of the Board of Governors of the Federal Reserve System of the United States.

19.4	Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

19.5	Validity and admissibility in evidence

All Authorisations required or desirable:

(a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(b)	to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation,

have been obtained or effected and are in full force and effect or will be obtained in accordance with the provisions of this Agreement.

19.6	Governing law and enforcement

(a)	The choice of English law as the governing law of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation subject to any reservations which are specifically referred to in any Legal Opinion.

(b)	Any judgment obtained in England in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation, subject to any reservations which are specifically referred to in any Legal Opinion.

19.7	Deduction of Tax

Subject to the completion of any procedural formality and any reservations contained in any legal opinion provided to the Agent under Clause 4.1 (Initial Conditions Precedent) or Clause 25 (Changes to the Obligors), it is not required under the laws and regulations of its jurisdiction of incorporation to make any deduction for or on account of Tax from any payment it may make under any Finance Document to any Qualifying Lender.

19.8	No filing or stamp taxes

Under the laws and regulations of its jurisdiction of incorporation it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar Tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents.

19.9	No default

(a)	No Default is continuing or might reasonably be expected to result from the making of any Utilisation.

(b)	No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or its Subsidiaries’) assets are subject which has or is reasonably likely to have a Material Adverse Effect.

19.10	No misleading information

All material written information supplied by any member of the Group in relation to the Finance Documents is true, complete and accurate in all material respects as at the date it was given or stated to be given and is not misleading in any material respect.

19.11	Financial statements

(a)	Its Original Financial Statements were prepared in accordance with GAAP consistently applied and are complete and accurate in all material respects.

(b)	Its Original Financial Statements fairly represent in all material respects its financial condition and operations during the relevant financial year.

(c)	For the purposes of any repetition of the representation contained in paragraphs (a) and (b) of this Clause 19.11 (pursuant to Clause 19.20 (Times on which representations are made)) the representations will be made in respect of the latest available audited consolidated annual financial statements of each Obligor, instead of the Original Financial Statements.

19.12	Pari passu ranking

Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law or regulation applying to companies generally.

19.13	No proceedings pending or threatened

Except as disclosed in Schedule 14 (Proceedings pending or threatened), no litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which (i) are likely to be adversely determined and which, if so determined, would be reasonably likely to have a Material Adverse Effect or (ii) (where not of a frivolous or vexatious nature or where not dismissed within 30 days of commencement) purport to affect the legality, validity or enforceability of any of the obligations under the Finance Documents, have been started or threatened against any Obligor or any Material Subsidiary.

19.14	No winding-up

No legal proceedings or other procedures or steps have been taken or, to the Company’s knowledge after reasonable enquiry, are being threatened, in relation to the winding-up, dissolution, administration or reorganisation of any Obligor or Material Subsidiary (other than a solvent liquidation or reorganisation of any Material Subsidiary which is not an Obligor).

19.15	Material Adverse Change

Except as disclosed in the bank presentations made by the Company to Lenders in New York on 13 November 2008 and in Madrid on 14 November 2008, and the guidance relating to the fourth financial quarter of 2008 published by CEMEX Parent on 15 December 2008 on its web page, there has been no material adverse change in the Company’s business, condition (financial or otherwise), operations, performance or assets taken as a whole (or the business, consolidated condition (financial or otherwise) operations, performance or the assets generally of the Group taken as a whole) since the date of the Company’s semi annual consolidated financial statements for the half year ended 30 June 2008.

19.16	Environmental compliance

Each member of the Group has performed and observed in all material respects all Environmental Law, Environmental Permits and all other material covenants, conditions, restrictions or agreements directly or indirectly concerned with any contamination, pollution or waste or the release or discharge of any toxic or hazardous substance in connection with any real property which is or was at any time owned, leased or occupied by any member of the Group or on which any member of the Group has conducted any activity where failure to do so might reasonably be expected to have a Material Adverse Effect.

19.17	Environmental Claims

No Environmental Claim has been commenced or (to the best of its knowledge and belief) is threatened against any member of the Group where that claim would be reasonably likely, if finally determined against that member of the Group, to have a Material Adverse Effect.

19.18	No Immunity

In any proceedings taken in its jurisdiction of incorporation in relation to this Agreement, it will not be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process.

19.19	Private and commercial acts

Its execution of the Finance Documents constitutes, and its exercise of its rights and performance of its obligations hereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

19.20	Times on which representations are made

(a)	All the representations and warranties in this Clause 19 are made to each Finance Party on the date of this Agreement.

(b)	The Repeating Representations are deemed to be made by each Obligor to each Finance Party on the date of each Utilisation Request and on the first day of each Interest Period.

(c)	The Repeating Representations and each of the representations and warranties set out in Clause 19.5 (Validity and admissibility in evidence), Clause 19.6 (Governing law and enforcement), Clause 19.9 (No default) and Clause 19.10 (No misleading information) (in respect only of information given by it) are deemed to be made by each Additional Guarantor to each Finance Party on the day on which it becomes an Additional Guarantor.

(d)	Each representation or warranty deemed to be made after the date of this Agreement shall be made by reference to the facts and circumstances existing at the date the representation or warranty is made.

20.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 20 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

20.1	Financial statements

The Company shall supply to the Facility Agent:

(a)	(subject as below) as soon as the same become available, but in any event within 180 days after the end of its or, as the case may be, the relevant Obligor’s respective financial years:

(i)	the Company’s audited consolidated and unconsolidated financial statements for that financial year; and

(ii)	each other Obligor’s (if any) respective audited consolidated and unconsolidated financial statements for that financial year (except that, with respect to the financial year ended 31 December 2008 only, CEMEX Australia may provide annual audited unconsolidated financial statements for itself and Rinker); and

(b)	as soon as the same become available, but in any event within 90 days after the end of the first half of each of its financial years, its unaudited consolidated financial statements for that period.

20.2	Compliance Certificate

(a)	The Company shall supply to the Facility Agent, with each set of consolidated financial statements delivered pursuant to paragraphs (a)(i) and (b) of Clause 20.1 (Financial statements), a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 21 (Financial Covenants) as at the date as at which those financial statements were drawn up.

(b)	Each Compliance Certificate shall be signed by an Authorised Signatory of the Company and, if required to be delivered with the consolidated financial statements delivered pursuant to paragraph (a)(i) of Clause 20.1 (Financial statements), the Company shall provide to the Facility Agent, by no later than 180 days after the end of the relevant financial year, a letter from the Company’s auditors or any other internationally recognised accounting firm that is approved by the Facility Agent confirming that the numbers used in the Compliance Certificate calculations have been correctly extracted from the consolidated financial statements of the Company.

20.3	Requirements as to financial statements

(a)	Each set of financial statements delivered by the Company pursuant to Clause 20.1 (Financial statements) shall be certified by an Authorised Signatory of the relevant company as fairly representing in all material respects its financial condition as at the date as at which those financial statements were drawn up.

(b)	The Company will prepare its audited and consolidated financial statements for Financial Periods ending on or after 31 December 2008 in accordance with the New Spanish GAAP (notwithstanding that the Original Financial Statements were prepared on the basis of other accounting practices) and (without prejudice to the requirements relating to the signature of a Compliance Certificate contained in paragraph (b) of Clause 20.2 (Compliance Certificate)):

(i)	in respect of the Financial Period ending 31st December 2008, the Company shall, in order to test compliance with the financial covenants in Clause 21 (Financial Covenants):

(A)	prepare, in relation to the relevant components which are used in the definitions contained in Clause 21.1 (Financial definitions) for the relevant Financial Period, a reconciliation of those components with the corresponding components that were prepared in accordance with GAAP and accounting practices applicable for the Financial Period ending 31 December 2007;

(B)	request an Affiliate of its auditors to concur with the procedure adopted for the above reconciliation; and

(C)	request the auditors to provide a negative assurance on the figures on which the reconciliation has been based being, for these purposes, a confirmation that those figures have been extracted from the consolidated financial statements or from the accounting records of the Company; and

(ii)	subject to paragraph (d) below, in respect of any Financial Periods beginning on or after 1 January 2009, the Company shall, in order to test compliance with the financial covenants in Clause 21 (Financial Covenants):

(A)	prepare, in relation to the relevant components which are used in the definitions contained in Clause 21.1 (Financial definitions) for the relevant Financial Period, a reconciliation of those components with the corresponding components that were prepared in accordance with GAAP and accounting practices applicable for the period ending 31 December, 2007; and

(B)	have an international finance director of the Company or CEMEX Parent deliver to the Facility Agent a description of necessary changes and reasonably sufficient information to enable the Lenders to determine whether the financial covenants in Clause 21 (Financial Covenants) have been complied with, and the Company will then use the relevant components in paragraphs (b)(i)(A) or (b)(ii)(A) above (as the case may be), for the calculations of EBITDA, Adjusted EBITDA, Net Borrowings and Finance Charges to test the financial covenant ratios contained in Clause 21.2 (Financial condition) and the calculation of Subsidiary Financial Indebtedness under Clause 22.17 (Subsidiary Financial Indebtedness incurrence).

(c)	The Company shall procure that each set of financial statements delivered pursuant to Clause 20.1 (Financial statements) is prepared on the basis set out in paragraph (b) above unless, in relation to any set of financial statements, it notifies the Facility Agent that there has been a change in GAAP, or the accounting practices or reference periods and, unless amendments are agreed in accordance with paragraph (d) of this Clause 20.3, its auditors or any other internationally recognised accounting firm that is approved by the Facility Agent (or, if appropriate, the auditors of the relevant Obligor or any other internationally recognised accounting firm in respect of the Obligor that is approved by the Facility Agent) or, in the case of any financial statements referring to a period after 31 December, 2008, an international finance director of it or CEMEX Parent (or, if appropriate, a vice president or treasurer of the relevant Obligor) deliver to the Facility Agent:

(i)	a description of any change necessary for those financial statements to reflect the GAAP, accounting practices and reference periods upon which that Obligor’s Original Financial Statements were prepared; and

(ii)	sufficient information, in form and substance as may be reasonably required by the Facility Agent, to enable the Lenders to determine whether Clause 21 (Financial covenants) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and that Obligor’s Original Financial Statements.

(d)	If the Company adopts International Accounting Standards or, unless the procedure in paragraph (c) above is utilised, there are changes to GAAP, or the accounting practices or reference periods or, in respect of any Financial Periods beginning on or after 1 January 2009, the Company and the Facility Agent shall, at the Company’s request, negotiate in good faith with a view to agreeing such amendments to the financial covenants in Clause 21 (Financial Covenants) and the ratios used to calculate the Margin and, in each case, the definitions used therein as may be necessary to ensure that the criteria for evaluating the Group’s financial condition grant to the Lenders protection equivalent to that which would have been enjoyed by them had the Company not adopted International Accounting Standards or had there not been a change in GAAP, or the accounting practices or reference periods (subject to compliance with paragraph (b) above). Any amendments agreed will take effect on the date agreed between the Facility Agent and the Company subject to the consent of the Majority Lenders. If no such agreement is reached within 90 days of the Company’s request, the Company will remain subject to the obligation to deliver the information specified in paragraph (b) of this Clause 20.3 and the financial covenants in Clause 21 (Financial Covenants) and the ratios used to calculate the Margin shall be based on the information delivered.

20.4	Information: miscellaneous

The Company shall supply to the Facility Agent:

(a)	all documents dispatched by the Company to its shareholders (or any class of them) or its creditors generally at the same time as they are dispatched;

(b)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, or which, to the Company’s knowledge after reasonable enquiry, are being threatened or are pending and are likely to be adversely determined against any member of the Group which, in the reasonable opinion of the Company, are not spurious or vexatious, and which might, if adversely determined, have a Material Adverse Effect; and

(c)	promptly, such further information regarding the financial condition, assets and business of any Obligor or member of the Group as the Facility Agent (or any Lender through the Facility Agent) may reasonably request other than any information the disclosure of which would result in a breach of any applicable law or regulation or confidentiality agreement entered into in good faith by any member of the Group provided that the Company shall use reasonable efforts to be released from any such confidentiality agreement.

20.5	Notification of default

(a)	Each Obligor shall notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b)	Promptly upon a request by the Facility Agent, the Company shall supply to the Facility Agent a certificate signed by an Authorised Signatory on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

20.6	“Know your client” checks

(a)	Each Obligor shall promptly upon the request of the Facility Agent or any Lender and each Lender shall promptly upon the request of the Facility Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective New Lender) in order for the Facility Agent, such Lender or any prospective New Lender to carry out and be satisfied with the results of all necessary “know your client” or other checks in relation to the identity of any person that it is required by law to carry out in relation to the transactions contemplated in the Finance Documents. For the avoidance of doubt, a Lender will have no obligation towards the Facility Agent to evidence that it has complied with any “know your client” or similar checks in relation to the Obligors.

(b)	The Company shall, by not less than five Business Days’ written notice to the Facility Agent, notify the Facility Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes an Additional Obligor pursuant to Clause 25 (Changes to the Obligors).

(c)	Following the giving of any notice pursuant to paragraph (b) above, the Company shall promptly upon the request of the Facility Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective New Lender) in order for the Facility Agent, such Lender or any prospective New Lender to carry out and be satisfied with the results of all necessary “know your client” or other checks in relation to the identity of any person that it is required by law to carry out in relation to the accession of such Additional Obligor to this Agreement.

21.	FINANCIAL COVENANTS

21.1	Financial definitions

In this Clause 21:

“Adjusted EBITDA” means, for any Relevant Period, the sum of (a) EBITDA and (b) with respect to any business acquired during such period, the sum of (i) the operating income and (ii) depreciation and amortization expense for such business, as determined in accordance with GAAP for such Relevant Period (the “Acquired Business Amount”), provided that the Company need only make the adjustments contemplated by “(b)” above if the operating income and depreciation and amortization expense of the acquired business in the 12 Months prior to its acquisition amount to US$10,000,000 or more.

“CEMEX Capital Contributions” means (i) contributions in cash or Contributions in Kind to the capital of the Company or any Subsidiary of the Company or (ii) amounts made available to the Company or any Subsidiary of the Company in a form which satisfies the Spanish law requirements of préstamos participativos or which fall within the definition of Subordinated

Debt. Any such contributions in cash or Contributions in Kind or amounts made available as préstamos participativos or Subordinated Debt are to be made by CEMEX Parent or any of its Subsidiaries which are not at the time of such contribution or the making available of such amounts a wholly-owned Subsidiary of the Company or a Subsidiary of the Company.

“Contributions in Kind” means a contribution that constitutes delivery of shares of any directly or indirectly owned Subsidiary of CEMEX Parent which at the time immediately prior to the contribution (i) is not a wholly-owned Subsidiary of the Company or (ii) is not a Subsidiary of the Company, provided that:

(a)	in each case in relation to such Subsidiary:

(i)	substantially all of its assets are in the form of cash or cash equivalents;

(ii)	it has no Financial Indebtedness in place; and

(iii)	after the making of any such contribution in kind, the Company has the ability to control directly or indirectly the affairs of such Subsidiary; and

(b)	such Contribution in Kind shall be limited to the amount of any cash or cash equivalents transferred directly or indirectly as part of that contribution.

“EBITDA” means, for the Relevant Period immediately preceding the date on which it is to be calculated, operating profit plus annual depreciation for fixed assets plus annual amortisation of intangible assets plus annual amortisation of start-up costs of the Group plus dividends received from non-consolidated companies and from companies consolidated by the equity method plus an amount equal to the amount of CEMEX Capital Contributions made during the period immediately preceding the date on which it is to be calculated (up to an amount equal to the amount of Royalty Expenses made in such period) plus the income recorded during such period for the use of CO2 Emission Rights (to the extent not already included in the calculation of operating profit). Such calculation shall be made in accordance with GAAP.

“Finance Charges” means for any Relevant Period, the sum (without duplication) of (a) all interest expense in respect of Financial Indebtedness (including imputed interest on Capital Leases) for such period plus (b) all debt discount and expense (including, without limitation, expenses relating to the issuance of instruments representing Financial Indebtedness) amortized during such period plus (c) amortization of discounts on sales of receivables during such period plus (d) all factoring charges for such period plus (e) all guarantee charges for such period, all determined on a consolidated basis in respect of the Group and in accordance with GAAP.

“Guarantees” means any guarantee or indemnity of Financial Indebtedness of another person (in the case of any indemnity for any specified amount or otherwise in the amount specified in or for which provision has been made in the accounts of the indemnifier) in any form made other than in the ordinary course of business of the guarantor.

“Intellectual Property Rights” means all copyrights (including rights in computer software), trade marks, service marks, business names, patents, rights in inventions, registered designs, design rights, database rights and similar rights, rights in trade secrets or other confidential information and any other intellectual property rights and any interests (including by way of licence) in any of the foregoing (in each case whether registered or not and including all applications for the same) which may subsist in any given jurisdiction.

“Net Borrowings” means, at any time, the remainder of (a) Total Borrowings of the Group at such time less (b) the aggregate amount of the following items held by the Company and its Subsidiaries at such time: cash on hand, marketable securities, investments in money market funds, banker’s acceptances, short-term deposits and other liquid investments.

“Relevant Period” means each period of twelve Months ending on the last day of each half of the Company’s financial year.

“Rolling Basis” means the calculation of a ratio or an amount made at the end of a financial half year in respect of that financial half year and the immediately preceding financial half year.

“Royalty Expenses” means expenses incurred by the Company or any of its Subsidiaries to CEMEX Parent or Subsidiary of CEMEX Parent which is not also a member of the Group as (a) consideration for the granting to the Company or any Subsidiary of a licence to use, exploit and enjoy Intellectual Property Rights and any other intangible assets such as, but not limited to, know-how, formulae, process technology and other forms of intellectual and industrial property, whether or not registered, held by CEMEX Parent or any of its Subsidiaries not being a Subsidiary of the Company; or (b) fees, commissions or other amounts accrued in respect of any management contract, services contract, overhead expenses allocation arrangement or any other similar transaction; provided that in paragraphs (a) and (b) such amounts shall have been taken into consideration in the calculation of operating profit under Spanish GAAP.

“Subordinated Debt” means debt granted on terms that are fair and reasonable and no less favourable than would be obtained in a comparable arms’ length transaction by CEMEX Parent or any Subsidiary of CEMEX Parent which is not also a member of the Group to the Company or any of its Subsidiaries on terms such that no payments of principal may be made thereunder (including but not limited to following any winding up, concurso de acreedores or other like event of the Company) unless either:

(i)	the Facility Agent has confirmed in writing that all amounts outstanding hereunder have been paid in full; or

(ii)	the ratio of Net Borrowings to Adjusted EBITDA (calculated in accordance with Clause 21.3 (Financial testing)) prior to such repayment is equal to or lower than 2.7:1 and will remain equal to or lower than 2.7:1 after such repayment and no Event of Default under this Agreement has occurred and is continuing or will occur as a result of the repayment of such debt.

“Total Borrowings” means without duplication, in respect of any person all Guarantees granted by such person plus all such person’s Financial Indebtedness, but excluding (i) any Guarantee or Financial Indebtedness which, notwithstanding falling within the definition of Guarantee or Financial Indebtedness, is not required to be recorded as a liability by that person on its balance sheet (whether consolidated or otherwise) in accordance with generally accepted accounting principles applicable to that person which are in effect as at the time that such Guarantee or Financial Indebtedness is entered into, issued or incurred, (ii) any Subordinated Debt and (iii) any amounts which are made available in a form which satisfies the Spanish law requirements of préstamos participativos.

21.2	Financial condition

The Company shall ensure that:

(a)	in respect of any Relevant Period specified in column 1 below, the ratio of Net Borrowings to Adjusted EBITDA calculated on a Rolling Basis shall be less than or equal to the ratio set out in column 2 below opposite that Relevant Period:

Relevant Period ending on	Ratio
31 December 2008	4.5:1

30 June 2009	4.5:1

31 December 2009	4.5:1

30 June 2010	4.25:1

31 December 2010	3.75:1

30 June 2011*	3.75:1

31 December 2011*	3.5:1

(* if the Extension Option has been exercised); and

(b)	in respect of any Relevant Period the ratio of EBITDA to Finance Charges calculated on a Rolling Basis shall be greater than or equal to 3.0:1.

21.3	Financial testing

The financial covenants set out in Clause 21.2 (Financial condition) shall be tested semi-annually by reference to the Company’s consolidated financial statements delivered pursuant to Clause 20.1 (Financial statements) and/or each Compliance Certificate delivered pursuant to Clause 20.2 (Compliance Certificate).

21.4	Accounting terms

All accounting expressions which are not otherwise defined herein shall have the meaning ascribed thereto in GAAP.

21.5	Correction of FX distortion

(a)

As a result of the market volatility and the depreciation of the Euro against the US Dollar, the Company will, for each Relevant Period ending on or after 31 December 2008 (subject to the proviso below), recalculate any portion of the EBITDA and, if applicable, the Acquired Business Amount, for a particular Relevant Period which is (in each case) denominated in US Dollars, by converting each month’s EBITDA amount and, if applicable, Acquired Business Amount, denominated in US Dollars into Euro by applying the Ending Exchange Rate applicable to that Relevant Period for the conversion of US Dollars into Euro, provided that the Majority Lenders shall have the option, in respect of any Relevant Period ending after 31 December 2009 (but not any Relevant Period ending before that date) to decide that the currency volatility recalculations set out in this paragraph (a) are no longer to apply and, if they so decide, the Facility Agent (acting on the instructions of the Majority Lenders) shall notify the Company in writing and from the date of such notice, the currency volatility recalculations set out in this Clause 21.5 shall no longer apply.

(b)	The “Ending Exchange Rate” means, in respect of a Relevant Period, the exchange rate at the end of that Relevant Period used to calculate any portion of Financial Indebtedness from US Dollars into Euro for the purposes of the calculations of the financial covenants contained in Clause 21 (Financial Covenants).

(c)	For the avoidance of doubt, that portion of each month’s EBITDA and, if applicable, Acquired Business Amount, (of the twelve month period) in Euros which has been converted from US Dollars shall be divided by the exchange rate (the exchange rate from US Dollars to Euro) which has been used by the Company in determining that month’s EBITDA and, if applicable, Acquired Business Amount, and then multiplied by the Ending Exchange Rate. The resulting recalculated EBITDA and, if applicable, Acquired Business Amount, will be the sum of each month’s recalculated EBITDA and, if applicable, Acquired Business Amount, during the Relevant Period and will be used for the purposes of the testing of the financial covenants in this Clause 21.

21.6	Conversion or Replacement of Préstamos Participativos

The Company or any of its Subsidiaries may convert or replace préstamos participativos into or with (as the case may be) Subordinated Debt or shares issued by the Company or any of its Subsidiaries.

22.	GENERAL UNDERTAKINGS

The undertakings in this Clause 22 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

22.1	Authorisations

Each Obligor shall promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	supply certified copies to the Facility Agent of,

any Authorisation required under any law or regulation of its jurisdiction of incorporation to enable it to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document.

22.2	Preservation of corporate existence

Subject to Clause 22.10 (Merger), each Obligor shall (and the Company shall ensure that each of its Material Subsidiaries shall), preserve and maintain its corporate existence and rights.

22.3	Preservation of properties

Each Obligor shall (and the Company shall ensure that each of its Material Subsidiaries shall) maintain and preserve all of its properties that are used in the conduct of its business in good working order and condition (ordinary wear and tear excepted).

22.4	Compliance with laws and regulations

(a)	Each Obligor shall (and shall procure that each of its Subsidiaries shall) comply in all respects with all laws and regulations to which it may be subject, if failure to so comply would be likely to have a Material Adverse Effect.

(b)	The Company shall (and shall procure that each of its Subsidiaries shall) ensure that the levels of contribution to pension schemes are and continue to be sufficient to comply with all its and their material obligations under such schemes and generally under applicable laws (including ERISA) and regulations, except where failure to make such contributions would not reasonably be expected to have a Material Adverse Effect.

22.5	Notarisation

(a)	Subject to paragraph (b) of this Clause 22.5, the Company shall not (and shall procure that none of its Subsidiaries shall) permit any of its unsecured indebtedness to be notarised as a Spanish Public Document (any such notarisation, a “Notarisation”), other than the following permitted Notarisations (“Permitted Notarisations”):

(i)	Notarisations which are required by applicable law or regulation or which arise by operation of law other than pursuant to any issue of debt securities in accordance with Article 285 of the Spanish Corporations Law (Ley de Sociedades Anónimas);

(ii)	Notarisations with the prior written consent of the Majority Lenders;

(iii)	any Notarisations securing indebtedness the principal amount of which (when aggregated with the principal amount of any other Notarisations other than any Permitted Notarisations under paragraphs (i) or (iii) above) do not exceed US$100,000,000 (or its equivalent in another currency or currencies); and

(iv)	any Notarisations relating to indebtedness in respect of any sale and purchase agreement customarily registered in a public register in Spain and payment of which indebtedness is made within seven days of the date of such agreement.

(b)	Paragraph (a) of this Clause 22.5 shall not apply if the Company, concurrently with any such Notarisation (not being a Permitted Notarisation) referred to in paragraph (a) of this Clause 22.5 and at its own cost and expense, causes this Agreement to be the subject of a Notarisation.

22.6	Negative pledge

The Company shall not (and shall not permit any of its Subsidiaries to), directly or indirectly, create, incur, assume or permit to exist any Security on or with respect to any of its property or assets or those of any Subsidiary, whether now owned or held or hereafter acquired, other than the following Security (“Permitted Security”) and provided that paragraphs (f), (g) and (h) below shall not apply to any Guarantor.

(a)	Security for taxes, assessments and other governmental charges the payment of which is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and for which such reserves or other appropriate provision, if any, as shall be required by GAAP shall have been made;

(b)	statutory liens of landlords and liens of carriers, warehousemen, mechanics and materialment incurred in the ordinary course of business for sums not yet due or the payment of which is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and for which such reserves or other appropriate provision, if any, as shall be required by GAAP shall have been made;

(c)	liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security and any deposits of CEMEX Australia required by law or order of a competent authority in relation to the offer process through which it acquired Rinker;

(d)	any attachment or judgment lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within 60 days after the expiration of any such stay;

(e)	Security existing on the date of this Agreement as described in Schedule 10 (Existing Security) provided that the principal amount secured thereby is not increased without the consent of the Facility Agent (acting on the instructions of the Majority Lenders);

(f)	any Security on property acquired by the Company or any of its Subsidiaries after the date of this Agreement that was existing on the date of acquisition of such property provided that such Security was not incurred in anticipation of such acquisition; and any Security created to secure all or any part of the payment of the purchase price, or to secure indebtedness incurred or assumed to pay all or any part of the payment of the purchase price, of property acquired by the Company or any of its Subsidiaries after the date of this Agreement, provided, further, that (i) any such Security permitted pursuant to this paragraph (f) shall be confined solely to the item or items of property so acquired (including, in the case of any acquisition of a corporation through the acquisition of more than 50 per cent. of the voting stock of such corporation, the stock and assets of any acquired Subsidiary or acquiring Subsidiary by which the acquired Subsidiary shall be directly or indirectly controlled) and, if required by the terms of the instrument originally creating such Security, other property which is an improvement to, or is acquired for specific use with, such acquired property; (ii) if applicable, any such Security shall be created within nine Months after, in the case of property, its acquisition, or, in the case of improvements, their Completion; and (iii) no such Security shall be made in respect of any indebtedness in relation to repayment of which recourse may be had to any member of the Group (in the form of Security) other than in relation to the item or items as referred to in (i) above;

(g)	any Security renewing, extending or refinancing the indebtedness to which any Security permitted by paragraph (f) above relates; provided that the principal amount of indebtedness secured by such Security immediately prior thereto is not increased and such Security is not extended to other property;

(h)	any Security created on shares representing no more than a Stake in the capital stock of any of the Company’s Subsidiaries solely as a result of the deposit or transfer of such shares into a trust or a special purpose corporation (including any entity with legal personality) of which such shares constitute the sole assets provided that such Security may not secure Financial Indebtedness of the Company or any Subsidiary unless otherwise permitted under this Clause 22.6 and that the economic and voting rights in such capital stock is maintained by the Company in its Subsidiaries;

(i)	any Security permitted by the Facility Agent, acting on the instructions of the Majority Lenders;

(j)	any Security created pursuant to or in respect of a Permitted Securitisation;

(k)	in addition to the Security permitted by the foregoing paragraphs (a) to (j), Security securing indebtedness of the Company and its Subsidiaries (taken as a whole but not including the Guarantors) not in excess of an amount equal to 5 per cent. of the Adjusted Consolidated Tangible Net Assets of the Group, as determined in accordance with GAAP; or

(l)	in addition to the Security permitted by the foregoing paragraphs (a) to (e), (i) and (j), Security securing indebtedness of the Guarantors (taken together) not in excess of an amount of US$200,000,000 (or equivalent in other currencies), unless, in each case, the Obligors have made or caused to be made effective provision whereby the obligations hereunder are secured equally and rateably with, or prior to, the indebtedness secured by such Security (other than Permitted Security) for so long as such indebtedness is so secured.

For the purposes of paragraph (k) of this Clause 22.6, “Adjusted Consolidated Net Tangible Assets” means, with respect to any person, the total assets of such person and its Subsidiaries (less applicable depreciation, amortisation and other valuation reserves), including any write-ups or restatements required under GAAP (other than with respect to items referred to in (ii) below), minus (i) all current liabilities of such person and its Subsidiaries (excluding the current portion of long-term debt) and (ii) all goodwill, trade names, trademarks, licences, concessions, patents, un-amortised debt discount and expense and other intangibles, all as determined on a consolidated basis in accordance with GAAP and by reference to the latest consolidated financial statements of the Company delivered pursuant to Clause 20.1 (Financial statements).

22.7	Disposal Proceeds

The Company shall use any amounts of Disposal Proceeds (having first complied with its obligations to prepay the Facilities as required by Clause 8.6 (Mandatory Prepayment from Disposal Proceeds)) and any amounts of Permitted Securitisation Proceeds (together, “Relevant Disposal Proceeds”) to:

(a)	otherwise repay or prepay the Facilities in accordance with Clause 6 (Repayment) or Clause 8.4 (Voluntary prepayment of Loans) respectively or otherwise pursuant to the terms of this Agreement;

(b)	repay or prepay any Financial Indebtedness of the CEMEX Group (including any scheduled amortisation payments) where the tenor of such Financial Indebtedness is less than one year from the date of such repayment or prepayment, unless a member of the CEMEX Group is required to prepay or repay any indebtedness with such proceeds (in which case they shall be so used and this tenor requirement shall not apply);

(c)	if, having used its reasonable endeavours to procure an amendment to any capital markets indebtedness of the Group outstanding on the Effective Date to reflect the terms of the financial covenants contained in Clause 21 (Financial covenants), it has been unable to do so and is therefore required to prepay such indebtedness, make such prepayment; or

(d)	if, during any financial year of the Company in which Relevant Disposal Proceeds are received, the Company determines that it will require funds during that financial year to meet its obligations falling due in the ordinary course of its business (after taking into account any cash available to the Group or to be received by the Group during such period and not required to meet any specific obligations during such period) retain such Relevant Disposal Proceeds and apply them towards such obligations, provided that:

(i)	the maximum amount of Relevant Disposal Proceeds that may be retained in this way in any financial year of the Company, when aggregated with all Relevant Disposal Proceeds retained in this way in such financial year shall not exceed the lower of (1) US$200 million (or its equivalent in other currencies) and (2) 20 per cent. of the aggregate Relevant Disposal Proceeds which have been received by the Company or any member of the Group in that financial year of the Company; and

(ii)	if any Relevant Disposal Proceeds are retained in this way and not in fact used to meet obligations falling due in the ordinary course of its business referred to above in the financial year of the Company in which such Relevant Disposal Proceeds are received, the amount which has not been so applied shall be applied promptly by the Company for one or more of the purposes set out in sub-paragraphs (a) to (c) (inclusive) above, and further provided that the Company shall notify the Agent of any amounts which it intends to retain from Relevant Disposal Proceed pursuant to this paragraph (d) promptly after receipt of the same.

22.8	Financial Indebtedness

(a)	Except as permitted under paragraph (b) below, the Company shall not (and shall procure that none of its Subsidiaries will) incur any Financial Indebtedness in respect of any new loan facility (whether syndicated or bilateral) or any new issue of debt securities (“Relevant Financial Indebtedness”) after the date of this Agreement where such Relevant Financial Indebtedness is to be used to finance:

(i)	any acquisition (other than acquisitions in the ordinary course of trading);

(ii)	payment of any dividends or other distribution or payment to (directly or indirectly) the shareholders of CEMEX Parent (including any payment in connection with any redemption, repurchase, defeasance, retirement or repayment of the share capital of CEMEX Parent);

(iii)	Capital Expenditure incurred by CEMEX Parent or its Subsidiaries exceeding an aggregate amount of:

(A)	US$40,000,000 (or its equivalent in other currencies) for the financial year ending 31 December 2009;

(B)	US$60,000,000 (or its equivalent in other currencies) for the financial year ending 31 December 2010; and

(C)	US$60,000,000 (or its equivalent in other currencies) for the financial year ending 31 December 2011,

(and for these purposes “Capital Expenditure” means Maintenance Capital Expenditure and Expansion Capital Expenditure taken together (where “Maintenance Capital Expenditure” means expenses or investments made for the maintenance or replacement of existing plant and equipment used for the business of CEMEX Parent or its Subsidiaries and “Expansion Capital Expenditure” means expenses or investments which is not Maintenance Capital Expenditure and is made for the expansion of any production or distribution facilities of CEMEX Parent or its Subsidiaries)) and provided that this Clause 22.8 (Financial Indebtedness) shall only apply if:

(i)	on the date of any incurrence of Relevant Financial Indebtedness and, for these purposes only, after giving effect thereto on a pro forma basis (as if such Relevant Financial Indebtedness had been incurred on the first day of the Relevant Period for which the ratio of Net Borrowings to Adjusted EBITDA has then been most recently tested pursuant to Clause 21.3 (Financial testing)), the ratio of Net Borrowings to Adjusted EBITDA is greater than or equal to 3.5 to 1.0; or

(ii)	an Event of Default has occurred and is continuing or would result from the incurrence of such Relevant Financial Indebtedness.

(b)	Paragraph (a) above does not apply to:

(i)	any Subordinated Debt or other amounts which are made available in a form which satisfies the Spanish law requirements of préstamos participativos;

(ii)	other Financial Indebtedness subordinated on terms satisfactory to the Majority Lenders which is used to repay or prepay CEMEX Capital Contributions or pay Royalty Expenses; or

(iii)	Financial Indebtedness owed to another member of the Group.

22.9	Permitted Securitisations and leasing transactions

The Company shall use its reasonable endeavours to procure that any leasing transactions in respect of material plant and machinery required for the business of the Group or Permitted Securitisations which have been entered into as at the Effective Date continue.

22.10	Merger

(a)	Subject to paragraphs (b) and (c) of this Clause 22.10, unless it has obtained the prior written approval of the Majority Lenders, no Obligor shall (and the Company shall ensure that none of its Subsidiaries shall) enter into any amalgamation, demerger, merger or other corporate reconstruction (a “Reconstruction”), other than (i) a Reconstruction relating only to CEMEX Parent’s Subsidiaries inter se; (ii) a Reconstruction between the Company and any of its Subsidiaries; or (iii) a solvent reorganisation or liquidation of any of the Subsidiaries of the Company which are not Obligors, provided that in any case no Default shall have occurred and be continuing at the time of such transaction or would result therefrom and provided further that (a) none of the Security (if any) granted to the Lenders nor the guarantees granted by the Guarantors hereunder is or are adversely affected as a result, and (b) the resulting entity, if it is not an Obligor, assumes the obligations of the Obligor the subject of the merger.

(b)	Subject to paragraph (c) of this Clause 22.10, the Obligors may merge with any other person if the book value of such person’s assets prior to the merger does not exceed 3 per cent. of the book value of the Group’s assets taken as a whole considered on a consolidated basis.

(c)	No merger otherwise permitted by paragraphs (a) and (b) of this Clause 22.10 shall be so permitted if as a result the then existing Ratings of the Company would be downgraded whether at the time of, or within 3 Months of, the date of announcement of a Reconstruction, directly as a result of any merger involving the Company. Furthermore the resulting entity of any merger otherwise permitted by paragraphs (a) and (b) of this Clause 22.10, if it is not an Obligor, shall assume the obligations of any Obligor which is the subject of the merger.

22.11	Change of business

(a)	None of the Obligors shall make a substantial change to the general nature of its business from that carried on at the date of this Agreement.

(b)	None of the Obligors shall cease to carry on its business (save (except in the case of the Company which shall in no event cease or substantially change its business) unless another Obligor continues to operate any such business).

(c)	The Company shall procure that no substantial change is made to the general nature of the business of any of its Material Subsidiaries from that carried on at the date of this Agreement and that there shall be no cessation of such business.

22.12	Insurance

The Obligors shall (and the Company shall ensure that each of its Material Subsidiaries (other than the Obligors) shall) maintain insurances on and in relation to its business and assets with reputable underwriters or insurance companies against those risks and to the extent as is usual for companies carrying on the same or substantially similar business where such insurance is available on reasonable commercial terms.

22.13	Environmental Compliance

The Company shall (and the Company shall ensure that each of its Subsidiaries shall) comply in all material respects with all Environmental Law and obtain and maintain any Environmental Permits and take all reasonable steps in anticipation of known or expected future changes to or obligations under the same, in each case where failure to do so might reasonably be expected to have a Material Adverse Effect.

22.14	Environmental Claims

The Company shall inform the Facility Agent in writing as soon as reasonably practicable upon becoming aware of the same:

(a)	if any Environmental Claim has been commenced or (to the best of the Company’s knowledge and belief) is threatened against any member of the Group which is likely to be determined adversely to the member of the Group; or

(b)	of any facts or circumstances which will or are reasonably likely to result in any Environmental Claim being commenced or threatened against any member of the Group,

where the claim would be reasonably likely, if finally determined against that member of the Group, to have a Material Adverse Effect.

22.15	Transactions with Affiliates

Each Obligor shall (and the Company shall ensure that its Subsidiaries shall) ensure that any transactions with its respective Affiliates are on terms that are fair and reasonable and no less favourable to such Obligor or such Subsidiary than it would obtain in a comparable arm’s-length transaction with a person who is not an Affiliate.

22.16	Pari passu ranking

Each Obligor shall ensure that at all times its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law or regulation applying to companies generally from time to time.

22.17	Subsidiary Financial Indebtedness incurrence

If, at any time, the aggregate outstanding principal amount of Subsidiary Financial Indebtedness exceeds 15 per cent. of the Consolidated Total Assets, then for so long as such remains the case, no Subsidiary of the Company (except Subsidiaries described in paragraph (f)

of the definition of “Subsidiary Financial Indebtedness” below) may, directly or indirectly, create, incur, assume or otherwise become liable with respect to any other Financial Indebtedness.

“Subsidiary Financial Indebtedness” means Financial Indebtedness of a Subsidiary of the Company other than:

(a)	Financial Indebtedness of a Subsidiary of the Company that is an Excluded Subsidiary Guarantor;

(b)	Financial Indebtedness of a Subsidiary of the Company as disclosed in Schedule 13 (Existing Financial Indebtedness) provided that:

(i)	the principal amount of such Financial Indebtedness shall not be increased above the principal amount thereof outstanding immediately prior to any extension, refunding or refinancing; and

(ii)	the aggregate amount of all Financial Indebtedness that has been extended, refunded or refinanced under this paragraph (b) shall not exceed US$250,000,000 (or the equivalent thereof if denominated in another currency), for the avoidance of doubt, it is understood that:

(X)	if any such Financial Indebtedness is successively extended, refinanced or refunded, only the Financial Indebtedness outstanding after giving effect to all such successive extensions, refinancing and refundings shall be counted against the foregoing amount; and

(Y)	any Financial Indebtedness incurred in a currency other than US Dollars pursuant to this paragraph (b) shall continue to be permitted under this paragraph (b), notwithstanding any fluctuation in currency values, as long as the outstanding principal amount of such Financial Indebtedness (denominated in its original currency) does not exceed the maximum amount of such Financial Indebtedness (denominated in such currency) permitted to be outstanding on the date such Financial Indebtedness was incurred);

(c)	Financial Indebtedness of a Subsidiary of the Company owed to the Company or another Subsidiary of the Company;

(d)	Financial Indebtedness of a Subsidiary of the Company that was:

(i)	outstanding at the time such Subsidiary became a Subsidiary of the Company; or

(ii)	contractually required to be incurred by such Subsidiary at such time,

provided that such Financial Indebtedness shall not have been incurred in contemplation of such Subsidiary becoming a Subsidiary of the Company and provided that there is no recourse to any member of the Group other than such Subsidiary following the date falling 60 days after such Subsidiary became a Subsidiary of the Company;

(e)	any Financial Indebtedness extending the maturity of the Financial Indebtedness referred to in paragraph (d) above, or any refunding or refinancing of the same, provided that the principal amount of such Financial Indebtedness shall not be increased above the principal amount thereof outstanding immediately prior to such extension, refunding or refinancing;

(f)	Financial Indebtedness of a Subsidiary of the Company which:

(i)	has been formed for the purpose of, and whose primary activities are, the issuance or other incurrence of debt obligations to Persons other than Affiliates of the Company and the lending or other advance of the net proceeds of such debt obligations (whether directly or indirectly) to the Company or any Guarantor which is a Holding Company (as defined in sub-Clause 25.3 (Additional Guarantors)); and

(ii)	has no significant assets other than debt obligations, promissory notes and other contract rights in respect of funds advanced to the Company or such Guarantors; and

(g)	Financial Indebtedness of a Subsidiary of the Company incurred pursuant to or in connection with any pooling agreements in place within a bank or financial institution, but only to the extent of offsetting credit balances of the Company or its Subsidiaries pursuant to such pooling arrangement.

For the purposes of this Clause 22.17 (Subsidiary Financial Indebtedness incurrence):

“Consolidated Total Assets” means, at any time, the total assets of the Company and its Subsidiaries, as determined in accordance with Spanish GAAP by reference to the most recent financial statements supplied by the Company pursuant to Clause 20.1 (Financial Statements) or any Compliance Certificate provided pursuant to Clause 20.2 (Compliance Certificate), provided that such financial statements or Compliance Certificate, as the case may be, shall be adjusted to reflect the acquisition of any Subsidiary.

“Excluded Subsidiary Guarantor” means any Subsidiary of the Company that is an Original Guarantor or that becomes a Guarantor (pursuant to Clause 25.3 (Additional Guarantors)) if, in the case of any Additional Guarantor only, legal opinions and other evidence are delivered to the Facility Agent sufficient to establish to the reasonable satisfaction of the Facility Agent and its legal adviser that the obligations of such Guarantor under this Agreement rank and will continue to rank at least pari passu with all other unsecured and unsubordinated Financial Indebtedness of such Guarantor, including in a bankruptcy or insolvency proceeding.

22.18	Payment restrictions affecting Subsidiaries

The Company shall not enter into or suffer to exist, or permit any of its Subsidiaries to enter into or suffer to exist, any agreement or arrangement (other than any Finance Document) directly limiting the ability of any of its Subsidiaries to:

(a)	declare or pay dividends or other distributions in respect of its or their respective equity interests in a Subsidiary, except any agreement or arrangement entered into by a person prior to such person becoming a Subsidiary, in which case the Company shall use its reasonable endeavours to remove such limitations. If however, such limitations are reasonably likely to affect the ability of the Company to satisfy its payment obligations under this Agreement, the Company shall use its best endeavours to remove such limitations as soon as possible; or

(b)	repay or capitalise any intercompany indebtedness owed by any Subsidiary to any Obligor and, for the avoidance of doubt, subordination provisions shall not be considered a limitation for the purpose of this Clause 22.18.

The provisions of paragraphs (a) and (b) above shall not restrict:

(i)	any agreements or arrangements that are binding upon any person in connection with a Permitted Securitisation and any agreement or arrangement that limits the ability of any Subsidiary of the Company that transfers receivables and related assets pursuant to a Permitted Securitisation to distribute or transfer receivables and related assets provided that, in each case, all such agreements and arrangements are customarily required by the institutional sponsor or arranger of such Permitted Securitisation in similar types of documents relating to the purchase of receivables and related assets in connection with the financing thereof;

(ii)	customary provisions in joint venture agreements relating to dividends or other distributions in respect of such joint venture or the securities, assets and revenues of such joint venture; and

(iii)	restrictions on distributions applicable to Subsidiaries of the Company that are the subject of agreements to sell or otherwise dispose of the stock or assets of such Subsidiaries pending such sale or other disposition.

22.19	Notification of adverse change in Ratings

The Company shall promptly notify the Facility Agent of any change in its Ratings or Outlook.

22.20	Reasonable Endeavours Securities Issuance

If by 30 June 2009 the aggregate amount of Disposal Proceeds received by the Group (on a cumulative basis) is less than US$1,000,000,000, the Company shall use (or shall procure that one of its Subsidiaries will use) reasonable endeavours to issue unsecured long term debt securities on the capital markets (a “Reasonable Endeavours Securities Issuance”), provided that such a Securities Issuance shall meet the following conditions:

(a)	such issuance shall be consistent with the Company’s or the relevant Subsidiary’s contractual obligations (including its obligations under the Finance Documents) and the fiduciary duties of its board of directors;

(b)	such issuance shall be structured so as to be exempt from registration under applicable US securities laws;

(c)	the economic terms and conditions of such securities shall be reasonably acceptable to the Company or the relevant Subsidiary, including being on similar terms to securities issued in the period of 90 days prior to the date of issuance by corporate issuers that are comparable in the sector and which have a comparable rating to that of the Company or the relevant Subsidiary (or, if no such securities have been issued, on similar terms to securities issued by US corporate issuers with a comparable rating to the Company or the relevant Subsidiary); and

(d)	the covenant terms, as to the Company or the relevant Subsidiary, shall be substantially similar to the terms of the Company’s or the relevant Subsidiary’s (as the case may be) other outstanding similar long term debt securities and shall not conflict with, or be more onerous than, the terms of the Company’s or its Subsidiaries’ other bank financing arrangements at that time.

23.	EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 23 is an Event of Default.

23.1	Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless such failure to pay is caused by an administrative error or technical difficulties within the banking system in relation to the transmission of funds and payment is made within three Business Days of its due date.

23.2	Financial Covenants

Any requirement of Clause 21 (Financial Covenants) is not satisfied.

23.3	Other obligations

(a)	An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 23.1 (Non-payment) and Clause 21 (Financial covenants)).

(b)	No Event of Default under paragraph (a) of this Clause 23.3 above will occur if the failure to comply is capable of remedy and is remedied within fifteen Business Days of the Facility Agent giving written notice to the Company or the Company becoming aware of the failure to comply, whichever is the earlier.

23.4	Misrepresentation

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

23.5	Cross acceleration

(a)	Any Financial Indebtedness of any Obligor or member of the Group is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of any Obligor or member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	No Event of Default will occur under this Clause 23.5 if the aggregate amount of Financial Indebtedness falling within paragraphs (a) and (b) of this Clause 23.5 above is less than US$75,000,000 (or its equivalent in any other currency or currencies).

23.6	Insolvency

(a)	Any of the Obligors or Material Subsidiaries is unable or admits inability to pay its debts as they fall due or, by reason of actual or anticipated financial difficulties, suspends making payments on any of its debts or commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(b)	The value of the assets of any of the Obligors or Material Subsidiaries is less than its liabilities (taking into account contingent and prospective liabilities).

(c)	A moratorium is declared in respect of any indebtedness of any of the Obligors or Material Subsidiaries.

23.7	Insolvency proceedings

Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(a)	a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any of the Obligors or Material Subsidiaries, other than a solvent liquidation or reorganisation of any of the Material Subsidiaries which are not Obligors;

(b)	a composition, assignment or arrangement with any class of creditor of any of the Obligors or Material Subsidiaries;

(c)	the appointment of a liquidator (other than in respect of a solvent liquidation of any of the Material Subsidiaries which are not Obligors), receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any of the Obligors or Material Subsidiaries or any of their assets;

or any analogous procedure or step is taken in any jurisdiction.

This paragraph shall not apply to any winding-up petition (or equivalent procedure in any jurisdiction) which is frivolous or vexatious and is discharged, stayed or dismissed within 60 days of commencement.

23.8	Expropriation and sequestration

Any expropriation or sequestration affects any asset or assets of any Obligor or any Material Subsidiary and has a Material Adverse Effect.

23.9	Creditors’ process and enforcement of Security

(a)	Any Security is enforced against any Obligor or any Material Subsidiary.

(b)	Any attachment, distress or execution affects any asset or assets of any Obligor or any Material Subsidiary which is reasonably likely to cause a Material Adverse Effect.

(c)	No Event of Default under paragraphs (a) or (b) of this Clause 23.9 above will occur if:

(i)	the action is being contested in good faith by appropriate proceedings;

(ii)	the principal amount of the indebtedness secured by such Security or in respect of which such attachment, distress or execution is carried out represents less than US$75,000,000 (or its equivalent in any other currency or currencies); and

(iii)	the enforcement proceedings, attachment, distress or execution is or are discharged within 60 days of commencement.

23.10	Ownership of Obligors

Any Obligor (other than the Company) ceases to be a Subsidiary of the Company.

23.11	Failure to comply with judgment

Any Obligor or any Material Subsidiary fails to comply with or pay any sum due from it under any judgment or any order made or given by any court of competent jurisdiction, unless payment of any such sum is suspended pending an appeal.

23.12	Unlawfulness

It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents where non-performance is reasonably likely to cause a Material Adverse Effect.

23.13	Repudiation

An Obligor repudiates a Finance Document or evidences an intention to repudiate a Finance Document.

23.14	Material adverse change

Any material adverse change arises in the financial condition of the Group taken as a whole, which the Majority Lenders reasonably determine would result in the failure by any Obligor to perform its payment obligations under any of the Finance Documents.

23.15	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Facility Agent may, while such Event of Default is continuing and shall if so directed by the Majority Lenders, by notice to the Company:

(a)	cancel the Total Commitments whereupon they shall immediately be cancelled;

(b)	declare that all or part of the Loans, together with accrued interest, and all other amounts accrued under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(c)	declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Facility Agent on the instructions of the Majority Lenders.

SECTION 9

CHANGES TO PARTIES

24.	CHANGES TO THE LENDERS

24.1	Assignments and transfers by the Lenders

Subject to this Clause 24, a Lender (the “Existing Lender”) may:

(a)	assign any of its rights and benefits in respect of any Utilisation; or

(b)	transfer by novation any of its rights, benefits and obligations in respect of any Commitment or any Utilisation,

to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the “New Lender”), provided that no Lender may transfer or assign any of its rights, benefits or obligations under the Finance Documents to any U.S. Lender or enter into a sub-participation agreement in respect of such rights, benefits or obligations with a U.S. Lender.

24.2	Conditions of assignment or transfer

(a)	The Borrower must be notified no later than one Business Day prior to the proposed date of any assignment or transfer pursuant to this Clause 24.1 (Assignments and transfers by the Lenders).

(b)	An assignment will be effective only on:

(i)	receipt by the Facility Agent of written confirmation from the New Lender that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender; and

(ii)	the satisfaction of the Facility Agent with the results of all “know your client” or other checks relating to the identity of any person that it is required by law to carry out in relation to such assignment to a New Lender, the completion of which the Facility Agent shall promptly notify to the Existing Lender and the New Lender.

(c)	A transfer will be effective only if the procedure set out in Clause 24.5 (Procedure for transfer) is complied with.

(d)	If:

(i)	a Lender assigns or transfers any of its rights, benefits or obligations under the Finance Documents or changes its Facility Office; and

(ii)	as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 13 (Tax Gross-up and Indemnities) or Clause 14 (Increased Costs),

then the New Lender or Lender acting through its new Facility Office is entitled to receive payment under those Clauses only to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

(e)	In addition to the other assignment rights provided in this Clause 24, each Lender may assign, as collateral or otherwise, any of its rights under this Agreement (including rights to payments of principal or interest on the Loans) to any trustee for the benefit of the holders of such Lender’s securities provided that no such assignment shall release the assigning Lender from any of its obligations under this Agreement.

24.3	Assignment or transfer fee

The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Facility Agent (for its own account) a fee of US$2,000, except no such fee shall be payable in connection with an assignment or transfer to a New Lender upon primary syndication of the Facilities.

24.4	Limitation of responsibility of Existing Lenders

(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii)	the financial condition of any Obligor;

(iii)	the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law or regulation are excluded.

(b)	Each New Lender confirms to the Existing Lender, and the other Finance Parties that it:

(i)	has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

(ii)	will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 24; or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

24.5	Procedure for transfer

(a)	Subject to the conditions set out in Clause 24.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (b) below when the Facility Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate and send a copy to the Company.

(b)	On the Transfer Date:

(i)	to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights, and obligations under the Finance Documents each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (being the “Discharged Rights and Obligations”);

(ii)	each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iii)	the Facility Agent, the Documentation Agent, the New Lender and the other Lenders, shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights, and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Facility Agent, the Documentation Agent and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Lender shall become a Party as a “Lender”.

24.6	Procedure for assignment

(a)

Subject to the conditions set out in Clause 24.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

(b)	The Facility Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender upon its completion of all “know your customer” or other checks relating to any person that it is required to carry out in relation to the assignment to such New Lender.

(c)	On the Transfer Date:

(i)	the Existing Lender will assign absolutely to the New Lender its rights under the Finance Documents;

(ii)	the Existing Lender will be released from the obligations (the “Relevant Obligations”) expressed to be the subject of the release in the Assignment Agreement; and

(iii)	the New Lender shall become a Party as a “Lender” and will be bound by obligations equivalent to the Relevant Obligations.

(d)	Lenders may utilise procedures other than those set out in this Clause 24.6 to assign their rights under the Finance Documents provided that they comply with the conditions set out in Clause 24.2 (Conditions of assignment or transfer).

24.7	Copy of Transfer Certificate to Borrower

The Facility Agent shall, as soon as reasonably practicable after it has received a Transfer Certificate, send to the Company a copy of that Transfer Certificate.

24.8	Disclosure of information

(a)	Any Lender may disclose to any of its Affiliates and any other person:

(i)	to (or through) whom that Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under the Finance Documents;

(ii)	with (or through) whom that Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, the Finance Documents; or

(iii)	to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation,

any information about any Obligor, the Group and the Finance Documents as that Lender shall consider appropriate provided that (in the case of paragraphs (i) and (ii) only) the person to whom the information is to be given has entered into a Confidentiality Undertaking.

(b)	Any Lender may also disclose the size and term of the Facilities and the name of each of the Obligors to any investor or a potential investor in a securitisation (or similar transaction of broadly equivalent economic effect) of that Lender’s rights or obligations under the Finance Documents provided that the person to whom the information is to be given has entered into a Confidentiality Undertaking.

24.9	Interest

All interest accrued in the Interest Period in which a transfer is effective shall be paid to the Existing Lender.

24.10	Security over Lenders’ rights

In addition to the other rights provided to Lenders under this Clause 24, each Lender may without consulting with or obtaining consent from any Obligor, at any time create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)	any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b)	in the case of any Lender which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or other Security shall:

(i)	release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or other Security for the Lender as a party to any of the Finance Documents; or

(ii)	require any payments to be made by an Obligor or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents.

25.	CHANGES TO THE OBLIGORS

25.1	Assignment and Transfers by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

25.2	Additional Borrowers

(a)	Subject to compliance with the provisions of paragraphs (b) and (c) of Clause 20.6 (“Know your client” checks), the Company may request that any of its wholly owned Subsidiaries which is not a dormant Subsidiary becomes an Additional Borrower. That Subsidiary shall become an Additional Borrower if:

(i)	either:

(A)	(if at the time the Company is a Guarantor hereunder) the Majority Lenders approve the addition of that Subsidiary; or

(B)	(if at the time the Company is not a Guarantor hereunder) the Lenders approve the addition of that Subsidiary:

(ii)	the Company and that Subsidiary deliver to the Facility Agent a duly completed and executed Accession Letter;

(iii)	the Company confirms that no Default is continuing or would occur as a result of that Subsidiary becoming an Additional Borrower; and

(iv)	the Facility Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (Conditions precedent required to be delivered by an Additional Obligor) in relation to that Additional Borrower, each in form and substance satisfactory to the Facility Agent.

(b)	The Facility Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part II of Schedule 2 (Conditions precedent required to be delivered by an Additional Obligor).

25.3	Additional Guarantors

(a)	Subject to compliance with the provisions of paragraphs (b) and (c) of Clause 20.6 (“Know your client” checks), the Company may request that it or any of its wholly owned Subsidiaries become an Additional Guarantor.

(b)	The Company may request that it or any of its Subsidiaries becomes an Additional Guarantor by:

(A)	the Company delivering to the Facility Agent a duly-completed and executed Accession Letter; and

(B)	the Facility Agent receiving from the Company all of the documents and other evidence referred to in Part II of Schedule 2 (Conditions Precedent required to be delivered by an Additional Obligor) in relation to that Additional Guarantor.

(c)	The Facility Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received all the documents and other evidence listed in Part II of Schedule 2 (Conditions Precedent required to be delivered by an Additional Obligor).

25.4	Resignation of Guarantor

A Guarantor (a “Resigning Guarantor”) will cease to be a Guarantor if:

(a)	it makes a sale, lease, transfer or other disposal of all or substantially all (but not a part only) of its assets to another member of the Group which is or becomes a Guarantor in accordance with Clause 25.3 (Additional Guarantors); or

(b)	it notifies the Facility Agent that it has no assets and provides the Facility Agent with a certificate signed by a director of the Company confirming that it has no assets,

provided that:

(i)	such Resigning Guarantor also, if applicable, ceases concurrently to be a guarantor in respect of any other indebtedness of the Group or of any member of the Group;

(ii)	such Resigning Guarantor notifies the Facility Agent of any sale, lease, transfer or other disposal in accordance with paragraph (a) of this Clause 25.4; and

(iii)	the Company may not resign as a Guarantor without the consent of all Lenders.

25.5	Resignation of a Borrower

(a)	The Company may request that a Borrower (other than the Company) ceases to be a Borrower by delivering to the Facility Agent a letter of resignation signed by an Authorised Signatory of the Company and the relevant Borrower, which confirms that the requirements of paragraph (b) below are met.

(b)	The Facility Agent shall accept such a resignation and promptly notify the Company and the Lenders of its acceptance if:

(i)	no Default is continuing or would result from the acceptance of the resignation (and the Company has confirmed this is the case); and

(ii)	the Borrower is under no actual or contingent obligations as a Borrower under any Finance Documents,

whereupon that company shall cease to be a Borrower and shall have no further rights or obligations under the Finance Documents.

25.6	Repetition of Representations

Delivery of an Accession Letter constitutes confirmation by the relevant Affiliate that the Repeating Representations are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

SECTION 10

THE FINANCE PARTIES

26.	ROLE OF THE FACILITY AGENT AND THE DOCUMENTATION AGENT

26.1	Appointment of the Facility Agent

(a)	Each of the Documentation Agent and the Lenders appoints the Facility Agent to act as its agent under and in connection with the Finance Documents.

(b)	Each of the Documentation Agent and the Lenders, authorises the Facility Agent to exercise the rights, powers, authorities and discretions specifically given to the Facility Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

26.2	Duties of the Facility Agent

(a)	The Facility Agent shall promptly forward to a Party the original or a copy of any document (including, but not limited to, the Company’s annual financial statements) which is delivered to the Facility Agent for that Party by any other Party.

(b)	The Facility Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c)	If the Facility Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(d)	If the Facility Agent is aware of the non-payment of any principal, interest or fee payable to a Finance Party (other than the Facility Agent or the Documentation Agent) under this Agreement it shall promptly notify the other Finance Parties.

(e)	The Facility Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

26.3	Role of the Documentation Agent

Except as specifically provided in the Finance Documents, the Documentation Agent has no obligations of any kind to any other Party under or in connection with any Finance Document.

26.4	No fiduciary duties

(a)	Nothing in this Agreement constitutes the Facility Agent and/or the Documentation Agent, as a trustee or fiduciary of any other person.

(b)	Neither the Facility Agent nor the Documentation Agent shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

26.5	Business with the Group

The Facility Agent and the Documentation Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

26.6	Rights and discretions

(a)	The Facility Agent may rely on:

(i)	any representation, notice or document (including, for the avoidance of doubt, any representation, notice or document communicating the consent of the Majority Lenders pursuant to Clause 35.1 (Required consents)) believed by it to be genuine, correct and appropriately authorised; and

(ii)	any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b)	The Facility Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 23.1 (Non-payment));

(ii)	any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised; and

(iii)	any notice or request made by the Company (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Obligors.

(c)	The Facility Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(d)	The Facility Agent may act in relation to the Finance Documents through its personnel and agents.

(e)	The Facility Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(f)	Notwithstanding any other provision of any Finance Document to the contrary, neither the Facility Agent nor the Documentation Agent, is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law and regulation or a breach of a fiduciary duty or duty of confidentiality.

26.7	Majority Lenders’ instructions

(a)	Unless a contrary indication appears in a Finance Document, the Facility Agent shall (i) exercise any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Agent) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders.

(b)	Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties.

(c)	The Facility Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(d)	In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Facility Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

(e)	The Facility Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings relating to any Finance Document.

26.8	Responsibility for documentation

Neither the Facility Agent nor the Documentation Agent:

(a)	is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Facility Agent, the Documentation Agent, an Obligor or any other person given in or in connection with any Finance Document or the Information Memorandum; or

(b)	is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document.

26.9	Exclusion of liability

(a)	Without limiting paragraph (b) below, neither the Facility Agent nor the Documentation Agent will be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct or wilful breach of any Finance Document.

(b)	No Party (other than the Facility Agent) may take any proceedings against any officer, employee or agent of the Facility Agent in respect of any claim it might have against the Facility Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Facility Agent may rely on this Clause 26 subject to Clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

(c)	The Facility Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Facility Agent if the Facility Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Facility Agent for that purpose.

(d)	Nothing in this Agreement shall oblige the Facility Agent or the Documentation Agent to carry out any checks pursuant to any laws or regulations relating to money laundering in relation to any person on behalf of any Lender and each Lender confirms to the Facility Agent and the Documentation Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facility Agent or the Documentation Agent.

26.10	Lenders’ indemnity to the Facility Agent

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Facility Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Facility Agent (otherwise than by reason of the Facility Agent’s gross negligence or wilful misconduct) in acting as Facility Agent under the Finance Documents (unless the Facility Agent has been reimbursed by an Obligor pursuant to a Finance Document).

26.11	Resignation of the Facility Agent

(a)	The Facility Agent may resign and appoint one of its Affiliates acting through an office in the European Union as successor by giving notice to the other Finance Parties and the Company.

(b)	Alternatively the Facility Agent may resign by giving notice to the other Finance Parties and the Company, in which case the Majority Lenders (after consultation with the Company) may appoint a successor Facility Agent.

(c)	If the Majority Lenders have not appointed a successor Facility Agent in accordance with paragraph (b) above within 30 days after notice of resignation was given, the Facility Agent (after consultation with the Company) may appoint a successor Facility Agent (acting through an office in the European Union).

(d)	The retiring Facility Agent shall, at its own cost, make available to the successor Facility Agent such documents and records and provide such assistance as the successor Facility Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(e)	The Facility Agent’s resignation notice shall only take effect upon the appointment of a successor.

(f)	Upon the appointment of a successor, the retiring Facility Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 26.11. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g)	After consultation with the Company, the Majority Lenders may, by notice to the Facility Agent, require it to resign in accordance with paragraph (b) above. In this event, the Facility Agent shall resign in accordance with paragraph (b) above.

26.12	Confidentiality

(a)	In acting as agent for the Finance Parties, the Facility Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Facility Agent, it may be treated as confidential to that division or department and the Facility Agent shall not be deemed to have notice of it.

(c)	Notwithstanding any other provision of any Finance Document to the contrary, none of the Facility Agent and the Documentation Agent are obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

26.13	Relationship with the Lenders

(a)	The Facility Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)	Each Lender shall supply the Facility Agent with any information required by the Facility Agent in order to calculate the Mandatory Cost in accordance with Schedule 4 (Mandatory Cost Formulae).

26.14	Credit appraisal by the Finance Parties

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Finance Party confirms to the Facility Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)	the financial condition, status and nature of each member of the Group;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(c)	whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(d)	the adequacy, accuracy and/or completeness of the Information Memorandum, and any other information provided by the Facility Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

26.15	Reference Banks

If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Facility Agent shall (in consultation with the Company) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.

26.16	Agent’s Management Time

Any amount payable to the Facility Agent under Clause 15.3 (Indemnity to the Facility Agent) and Clause 26.10 (Lenders’ indemnity to the Facility Agent) shall include the cost of utilising the Facility Agent’s management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Facility Agent may notify to the Company and the Lenders, and is in addition to any fee paid or payable to the Facility Agent under Clause 12 (Fees).

26.17	Deduction from amounts payable by the Facility Agent

If any Party owes an amount to the Facility Agent under the Finance Documents the Facility Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facility Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

27.	CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax (but without prejudice to the terms of Clause 13.3 (Tax indemnity)).

28.	SHARING AMONG THE FINANCE PARTIES

28.1	Payments to Finance Parties

If a Finance Party (a “Recovering Finance Party”) receives or recovers any amount from an Obligor other than in accordance with Clause 29 (Payment Mechanics) (whether by way of set-off or otherwise) and applies that amount to a payment due under the Finance Documents then:

(a)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Facility Agent;

(b)	the Facility Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Facility Agent and distributed in accordance with Clause 29 (Payment Mechanics), without taking account of any Tax which would be imposed on the Facility Agent in relation to the receipt, recovery or distribution; and

(c)	the Recovering Finance Party shall, within three Business Days of demand by the Facility Agent, pay to the Facility Agent an amount (the “Sharing Payment”) equal to such receipt or recovery less any amount which the Facility Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 29.5 (Partial payments).

28.2	Redistribution of payments

The Facility Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 29.5 (Partial payments).

28.3	Recovering Finance Party’s rights

(a)	On a distribution by the Facility Agent under Clause 28.2 (Redistribution of payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

(b)	If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (a) above, the relevant Obligor shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.

28.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)	each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 28.2 (Redistribution of payments) shall, upon request of the Facility Agent, pay to the Facility Agent for account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay); and

(b)	that Recovering Finance Party’s rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing Finance Party for the amount so reimbursed.

28.5	Exceptions

(a)	This Clause 28 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause 28, have a valid and enforceable claim against the relevant Obligor.

(b)	A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified that other Finance Party of the legal or arbitration proceedings; and

(ii)	that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

SECTION 11

ADMINISTRATION

29.	PAYMENT MECHANICS

29.1	Payments to the Facility Agent

(a)	On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Facility Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Facility Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payments by Obligors or Lenders shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London) with such bank as the Facility Agent specifies.

29.2	Distributions by the Facility Agent

Each payment received by the Facility Agent under the Finance Documents for another Party shall, subject to Clause 29.3 (Distributions to an Obligor), Clause 29.4 (Clawback) and Clause 26.17 (Deduction from amounts payable by the Facility Agent) be made available by the Facility Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Facility Agent by not less than five Business Days’ notice with a bank in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London).

29.3	Distributions to an Obligor

The Facility Agent may (with the consent of the Obligor or in accordance with Clause 30 (Set-Off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

29.4	Clawback

(a)	Where a sum is to be paid to the Facility Agent under the Finance Documents for another Party, the Facility Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)	If the Facility Agent pays an amount to another Party and it proves to be the case that the Facility Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Facility Agent shall on demand refund the same to the Facility Agent together with interest on that amount from the date of payment to the date of receipt by the Facility Agent, calculated by the Facility Agent to reflect its cost of funds.

29.5	Partial payments

(a)	If the Facility Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Facility Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Facility Agent and the Documentation Agent under the Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under this Agreement;

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)	The Facility Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

(d)	The Lenders hereby expressly agree that the Facility Agent shall not apply any amount received in accordance with paragraph (a) above to discharge the obligations of an Obligor owed to a Lender if such partial payment received by the Facility Agent is as a result of that Lender being considered as a subordinated creditor by operation of any insolvency law.

29.6	No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

29.7	Business Days

(a)	Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

29.8	Currency of account

(a)	Subject to paragraphs (b) to (f) below, US Dollars is the currency of account and currency of payment for any sum due from an Obligor under any Finance Document.

(b)	A repayment of a Utilisation or Unpaid Sum or a part of a Utilisation or Unpaid Sum shall be made in the currency in which that Utilisation or Unpaid Sum is denominated on its due date.

(c)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d)	Unless otherwise provided in this Agreement or any other Finance Document, any amount (including fees) payable in respect of (i) Facility A shall be paid in US Dollars and (ii) Facility B shall be paid in Euro.

(e)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(f)	Any amount expressed to be payable in a currency other than US Dollars shall be paid in that other currency.

29.9	Change of currency

(a)	Unless otherwise prohibited by law or regulation, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)	any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Facility Agent (after consultation with the Company); and

(ii)	any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other rounded up or down by the Facility Agent (acting reasonably).

(b)	If a change in any currency of a country occurs, this Agreement will, to the extent the Facility Agent (acting reasonably and after consultation with the Company) specifies to be necessary be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

30.	SET-OFF

A Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

31.	NOTICES

31.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter or (in accordance with Clause 31.5 (Electronic communication)) by email.

31.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of the Company, that identified with its name below;

(b)	in the case of each Lender, or any other Obligor, that notified in writing to the Facility Agent on or prior to the date on which it becomes a Party; and

(c)	in the case of the Facility Agent, that identified with its name below,

or any substitute address or fax number or department or officer as the Party may notify to the Facility Agent (or the Facility Agent may notify to the other Parties, if a change is made by the Facility Agent) by not less than five Business Days’ notice.

31.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

(iii)	and, if a particular department or officer is specified as part of its address details provided under Clause 31.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Facility Agent will be effective only when actually received by the Facility Agent and then only if it is expressly marked for the attention of the department or officer identified with the Facility Agent’s signature below (or any substitute department or officer as the Facility Agent shall specify for this purpose).

(c)	All notices from or to an Obligor shall be sent through the Facility Agent. The Company may make and/or deliver as agent of each Obligor notices and/or requests on behalf of each Obligor.

(d)	Any communication or document made or delivered to the Company in accordance with this Clause 31 will be deemed to have been made or delivered to each of the Obligors.

(e)	Any notice delivered in accordance with this Clause 31 after 4 p.m. local time in the place of delivery on a given day shall be deemed to have been received on the next Business Day after such day.

31.4	Notification of address and fax number

Promptly upon receipt of notification of an address or fax number or change of address or fax number pursuant to Clause 31.2 (Addresses) or changing its own address or fax number, the Facility Agent shall notify the other Parties.

31.5	Electronic communication

(a)	Any communication to be made between the Facility Agent and a Lender and/or any member of the Group under or in connection with the Finance Documents may be made by electronic mail or other electronic means, if the Facility Agent and the relevant Lender and/or member of the Group:

(i)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii)	notify each other of any change to their address or any other such information supplied by them.

(b)	Any electronic communication made between the Facility Agent and a Lender and/or any member of the Group will be effective only when actually received in readable form and in the case of any electronic communication made by a Lender and/or any member of the Group to the Facility Agent only if it is addressed in such a manner as the Facility Agent shall specify for this purpose.

31.6	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English or Spanish; or

(ii)	if not in English or Spanish, and if so required by the Facility Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

31.7	Obligor Agent

(a)

Each Obligor (other than the Company) by its execution of this Agreement or an Accession Letter (as the case may be) irrevocably appoints the Company to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises (i) the Company on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions (including, in the case of a Borrower, Utilisation Requests or Conversion Requests), to execute on its behalf any documents required hereunder and to make such agreements capable of being given or made by any Obligor notwithstanding that they may affect such Obligor, without further reference to or consent of such Obligor; and (ii) each Finance Party to give any notice, demand or other communication to such Obligor pursuant to the Finance Documents to the Company on its behalf, and in each case such Obligor shall be bound thereby as though such Obligor itself had given such notices and instructions (including, without limitation, any Utilisation Requests or Conversion Requests) or executed or made such agreements or received any notice, demand or other communication.

(b)	Every act, agreement, undertaking, settlement, waiver, notice or other communication given or made by the Company, or given to the Company, in its capacity as agent in accordance with paragraph (a) of this Clause 31.7, in connection with this Agreement shall be binding for all purposes on such Obligors as if the other Obligors had expressly made, given or concurred with the same. In the event of any conflict between any notices or other communications of the Company and any other Obligor, those of the Company shall prevail.

31.8	Use of Websites

(a)	The Company may satisfy its obligation under this Agreement to deliver any information in relation to those Lenders (the “Website Lenders”) who accept this method of communication by posting this information onto an electronic website designated by the Company and the Facility Agent (the “Designated Website”) if:

(i)	the Facility Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

(ii)	both the Company and the Facility Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(iii)	the information is in a format previously agreed between the Company and the Facility Agent.

If any Lender (a “Paper Form Lender”) does not agree to the delivery of information electronically then the Facility Agent shall notify the Company accordingly and the Company shall supply the information to the Facility Agent in paper form. In any event the Company shall supply the Facility Agent with at least one copy in paper form of any information required to be provided by it.

(b)	The Facility Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Company and the Facility Agent.

(c)	The Company shall promptly upon becoming aware of its occurrence notify the Facility Agent if:

(i)	the Designated Website cannot be accessed due to technical failure;

(ii)	the password specifications for the Designated Website change;

(iii)	any new information which is required to be provided under this Agreement is posted onto the Designated Website;

(iv)	any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

(v)	the Company becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If the Company notifies the Facility Agent under paragraph (c)(i) or paragraph (c)(v) above, all information to be provided by the Company under this Agreement after the date of that notice shall be supplied in paper form unless and until the Facility Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

(d)	Any Website Lender may request, through the Facility Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Company shall comply with any such request within ten Business Days.

32.	CALCULATIONS AND CERTIFICATES

32.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

32.2	Certificates and Determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

32.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days, or where the interest, commission or fee is to accrue in respect of any amount denominated in sterling, 365 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

32.4	Spanish Civil Procedure

In the event that this Agreement is raised to a Spanish Public Document, for the purposes of Article 572.2 of the Spanish Civil Procedure Law (Ley de Enjuiciamiento Civil), all parties expressly agree that the exact amount due at any time by the Obligors to the Lenders will be the amount specified in a certificate issued by the Facility Agent (and/or any Lender) in accordance with Clause 32.2 (Certificates and Determinations) as representative of the Lenders reflecting the balance of the accounts referred to in Clause 32.1 (Accounts).

32.5	No personal liability

If an individual signs a certificate on behalf of any member of the Group and the certificate proves to be incorrect, the individual will incur no personal liability as a result, unless the individual acted fraudulently in giving the certificate. In this case any liability of the individual will be determined in accordance with applicable law.

33.	PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law or regulation of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the laws or regulations of any other jurisdiction will in any way be affected or impaired.

34.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party or Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law or regulation.

35.	AMENDMENTS AND WAIVERS

35.1	Required consents

(a)	Subject to Clause 35.2 (Exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Company and any such amendment or waiver will be binding on all Parties.

(b)	The Facility Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 35.

(c)	The Company may effect, as agent of each Obligor, any amendment or waiver permitted by this Clause 35.

35.2	Exceptions

(a)	An amendment or waiver that has the effect of changing or which relates to:

(i)	the definition of “Majority Lenders” in Clause 1.1 (Definitions);

(ii)	an extension to the Availability Period or to the date of any scheduled payment of any amount under the Finance Documents;

(iii)	a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

(iv)	a change in currency of payment of any amount under the Finance Documents;

(v)	an increase in or an extension of any Commitment;

(vi)	a change to the Borrowers or any of the Guarantors other than in accordance with Clause 25 (Changes to the Obligors);

(vii)	any provision which expressly requires the consent of all the Lenders; or

(viii)	Clause 2.2 (Finance Parties’ rights and obligations), Clause 18 (Guarantee and Indemnity), Clause 24 (Changes to the Lenders), Clause 25 (Changes to the Obligors) (save to the extent a provision of Clause 25 refers only to requiring the approval of the Majority Lenders) or this Clause 35, shall not be made without the prior consent of all the Lenders.

(b)	An amendment or waiver which relates to the rights or obligations of the Facility Agent or the Documentation Agent, may not be effected without the consent of the Facility Agent or the Documentation Agent at such time.

(c)	If any Lender fails to respond to a request for a consent, waiver, amendment of or in relation to any of the terms of any Finance Document or other vote of Lenders under the terms of this Agreement within 15 Business Days (unless the Company and the Facility Agent agree to a longer time period in relation to any request) of that request being made (and Lenders whose Commitments aggregate more than 50 per cent. of the Total Commitments have responded (whether to accept or decline such request)), its Commitment and/or participation shall not be included for the purpose of calculating the Total Commitments or participations under the relevant Facility(ies) when ascertaining whether any relevant percentage of Total Commitments and/or participations has been obtained to approve that request.

35.3	Replacement of Lender

(a)	If at any time any Lender becomes a Non-Consenting Lender (as defined in paragraph (c) below), then the Company may, on five Business Days’ prior written notice to the Facility Agent and such Lender, replace such Lender by requiring such Lender to (and such Lender shall) transfer pursuant to Clause 24 (Changes to the Lenders) all (and not part only) of its rights and obligations under this Agreement to a Lender or other bank, financial institution, trust, fund or other entity (a “Replacement Lender”) selected by the Company, and which is acceptable to the Facility Agent (acting reasonably) which confirms its willingness to assume and does assume all the obligations of the transferring Lender (including the assumption of the transferring Lender’s participations on the same basis as the transferring Lender) for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Lender’s participation in the outstanding Loans and all accrued interest and/or Break Costs and other amounts payable in relation thereto under the Finance Documents.

(b)	The replacement of a Lender pursuant to this Clause shall be subject to the following conditions:

(i)	the Company shall have no right to replace the Facility Agent;

(ii)	neither the Facility Agent nor the Lender shall have any obligation to the Company to find a Replacement Lender;

(iii)	in the event of a replacement of a Non-Consenting Lender such replacement must take place no later than 90 days after the date the Non-Consenting Lender notifies the Company and the Facility Agent of its failure or refusal to give a consent in relation to, or agree to any waiver or amendment to the Finance Documents requested by the Company; and

(iv)	in no event shall the Lender replaced under this paragraph (b) be required to pay or surrender to such Replacement Lender any of the fees already received by such Lender pursuant to the Finance Documents.

(c)	In the event that:

(i)	the Company or the Facility Agent (at the request of the Company) has requested the Lenders to give a consent in relation to, or to agree to a waiver or amendment of, any provisions of the Finance Documents;

(ii)	the consent, waiver or amendment in question requires the approval of all the Lenders; and

(iii)	Lenders whose Commitments aggregate more than 80 per cent. of the Total Commitments have consented or agreed to such waiver or amendment,

then any Lender who does not and continues not to consent or agree to such waiver or amendment shall be deemed a “Non-Consenting Lender”.

36.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

SECTION 12

GOVERNING LAW AND ENFORCEMENT

37.	GOVERNING LAW

This Agreement and all non-contractual obligations arising from or connected with it are governed by English law.

38.	ENFORCEMENT

38.1	Jurisdiction of English Courts

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to non-contractual obligations arising from or in connection with this Agreement or a dispute regarding the existence, validity or termination of this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 38.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law or regulation, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

38.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law or regulation, each Obligor (other than an Obligor incorporated in England and Wales):

(a)	shall irrevocably appoint the Process Agent as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document and shall procure that the Process Agent confirms its acceptance of that appointment in writing on or before the date of this Agreement; and

(b)	agrees that failure by the Process Agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

THE ORIGINAL PARTIES

Part I

The Obligors

Name of Original Borrower	Registration number (or equivalent, if any)
CEMEX España, S.A.	Nº Hoja-Registro Mercantil, Madrid: M- 156542 NIF: A46/004214

Name of Original Guarantor	Registration number (or equivalent, if any)
CEMEX, Inc.	72-0296500

CEMEX Australia Holdings Pty Limited	ABN 46 122 401 405

Part II

The Original Lenders

Lender	Facility A Commitment (US$)	Facility B Commitment (€)
Banco Bilbao Vizcaya Argentaria, S.A.	zero	48,000,000.00

Banco Español de Crédito, S.A.	zero	40,000,000.00

Banco Santander, S.A.	105,000,000.00	307,000,000.00

Bank of America, N.A.	150,000,000.00	zero

Caixa d’Estalvis I Pensions de Barcelona	zero	70,000,000.00

Banco Caixa Geral, S.A.	zero	50,000,000.00

Caja de Ahorros y Monte de Piedad de Madrid	zero	20,000,000.00

HSBC Bank, Plc Sucursal en España	zero	30,000,000.00

Lloyds TSB Bank plc	zero	22,500,000.00

The Royal Bank of Scotland plc	362,500,000.00	zero

TOTAL	617,500,000.00	587,500,000.00

SCHEDULE 2

CONDITIONS PRECEDENT

Part I

Conditions Precedent to Initial Utilisation

1.	The Original Obligors

(a)	A copy of the current constitutional documents of each Original Obligor or, in the case of the Company, a certificate or an excerpt from the relevant Mercantile Registry including its updated bylaws.

(b)	A copy of a good standing certificate (including verification of tax status) with respect to each U.S. Guarantor, issued as of a recent date by the Secretary of State or other appropriate official of such U.S. Guarantor’s jurisdiction of incorporation or organisation.

(c)	A power of attorney granting a specific individual or individuals sufficient power to sign the Finance Documents on behalf of each Original Obligor (if applicable) and a copy of a resolution of the board of directors of the Original Obligor or, in the case of the Company, a certificate of such resolution issued by the secretary to the board of directors with the approval of the president raised to public document status:

(i)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf including, in the case of the Company, the authority to irrevocably appoint a process agent (“madatario ad litem”) (unless such appointment has been authorised by other means by a duly authorised representative of the Company); and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(d)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above in relation to the Finance Documents.

(e)	A certificate of each Original Obligor (signed by an Authorised Signatory or, in the case of the Company, signed by the secretary to the board of directors) confirming that borrowing or, as the case may be, guaranteeing, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded.

(f)	A certificate of an Authorised Signatory of each Original Obligor or, in the case of the Company, of the secretary to the board of directors, certifying that each copy document relating to it specified in this Part I of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

(g)	A certificate of an Authorised Signatory of the Company confirming that none of the amounts borrowed by the Company under the Facilities will be used to, and none of the Existing Bilateral Debt was used to, subscribe for equity in CEMEX Australia or any Holding Company of CEMEX Australia, and that it has been advised that CEMEX Australia’s entry into this Agreement will not contravene Chapter 2J of the Corporations Act 2001 (Cth).

2.	Finance Documents

(a)	This Agreement executed by the parties hereto.

(b)	Any Fee Letter.

3.	Legal Opinions

(a)	A legal opinion as to English law from Clifford Chance, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

(b)	A legal opinion with respect to the laws and regulations of the Kingdom of Spain from Clifford Chance SL, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

(c)	A legal opinion as to Australian law from Minter Ellison substantially in the form distributed to the Original Lenders prior to signing this Agreement.

(d)	A legal opinion as to Louisiana law from Liskow & Lewis substantially in the form distributed to the Original Lenders prior to signing this Agreement.

(e)	An opinion from in-house counsel of the Company, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

4.	Other Documents and Evidence

(a)	Evidence that the fees, costs and expenses then due from the Company pursuant to Clause 12 (Fees) have been paid or will be paid on the First Utilisation Date.

(b)	The Original Financial Statements of the each Obligor and the semi annual consolidated financial statements of the Company for the half year ended 30 June 2008.

(c)	Evidence that the process agent referred to in Clause 38.2 (Service of process) has accepted its appointment.

(d)	In relation to the Company, a copy of form PE-1 stamped by the Bank of Spain (Banco de España), whereby it assigns a Financial Operation Number (“NOF”) in relation to this Agreement if legally necessary.

(e)	A certificate of an Authorised Signatory from the finance department of each U.S. Guarantor stating that the respective company is Solvent after giving effect to the initial Loans, the application of the proceeds of the Loans in accordance with Clause 3 (Purpose) and the payment of all estimated legal, accounting and other fees related to this Agreement and the consummation of the other transactions contemplated by this Agreement. For purposes of this certificate, “Solvent” means, with respect to any Person, that such Person (a) owns and will own assets the fair saleable value of which are (i) greater than the total amount of its debts and liabilities, subordinated, contingent or otherwise; and (ii) greater than the amount that will be required to pay the probable liabilities of its then existing debts, as such debts become absolute and matured and considering all financing alternatives and potential asset sales reasonably available to it; (b) has capital that is not unreasonably small in relation to its business as presently conducted and as proposed to be conducted following the Effective Date; (c) does not intend to incur and does not believe that it will incur debts beyond its ability to pay such debts as they become due; and (d) is not, or is not deemed to be, in general default of its obligations pursuant to the Mexican Ley de Concursos Mercantiles. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities shall be computed at the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability. For the purposes of this definition “fair saleable value” means the aggregate amount of net consideration (giving effect to reasonable and customary costs of sale and taxes) that could be expected to be realized if the aggregate assets of the applicable entity are sold with reasonable promptness in an arm’s length transaction under present conditions for the sale of assets of comparable business enterprises.

Part II

Conditions Precedent Required to be delivered by an Additional Obligor

Obligors:

1.	An Accession Letter, duly executed by the Additional Obligor and the Company.

(a)	A copy of the constitutional documents of the Additional Obligor or, in the case of an Additional Obligor incorporated in Spain, a certificate from the relevant Mercantile Registry including its updated bylaws.

(b)	A copy of a good standing certificate (including verification of tax status) with respect to that Additional Obligor if it is a U.S. Guarantor, issued as of a recent date by the Secretary of State or other appropriate official of such U.S. Guarantor’s jurisdiction of incorporation or organisation.

(c)	A copy of a resolution of the board of directors of the Additional Obligor or, in the case of an Additional Obligor incorporated in Spain, a certificate of such resolution issued by the secretary to the board of directors with the approval of the president raised to public document status:

(i)	approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute the Accession Letter;

(ii)	authorising a specified person or persons to execute the Accession Letter and other Finance Documents on its behalf including, in the case of an Additional Obligor incorporated in Spain, the authority to irrecovably appoint a process agent (“madatario ad litem”); and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(d)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above.

(e)	Should the legal advisers of the Lenders consider it advisable, a copy of a resolution signed by all the holders of the issued shares of the Additional Obligor, approving the terms of, and the transactions contemplated by, the Finance Documents to which the Additional Obligor is a party.

(f)	A certificate of the Additional Obligor (signed by an Authorised Signatory) confirming that guaranteeing the Total Commitments would not cause any guaranteeing or similar limit binding on it to be exceeded.

(g)	A certificate of an Authorised Signatory of the Additional Obligor certifying that each copy document listed in this Part II of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.

2.	Legal opinions

(a)	A legal opinion of the legal advisers to the Additional Obligor in form and substance reasonably satisfactory to the legal advisers of the Lenders.

(b)	A legal opinion of Clifford Chance, or other firm that can opine for the Additional Obligor if not Clifford Chance, legal advisers to the Lenders.

3.	Other documents and evidence

(a)	Evidence that any process agent referred to in Clause 38.2 (Service of process) has accepted its appointment.

(b)	In relation to any Additional Borrower incorporated in Spain, a copy of form PE-1 stamped by the Bank of Spain (Banco de España), whereby it assigns a Financial Operation Number (“NOF”) to the accession of such Additional Borrower.

(c)	A copy of any other Authorisation or other document, opinion or assurance which the Facility Agent considers (after having taken appropriate legal advice) to be necessary or desirable (if it has notified the Additional Obligor and the Company accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

(d)	The Original Financial Statements of the Additional Guarantor.

(e)

A certificate of an Authorised Signatory from the finance department of that Additional Obligor if it is a U.S. Guarantor stating that the respective company is Solvent after giving effect to the initial Loans, the application of the proceeds of the Loans in accordance with Clause 3 (Purpose) and the payment of all estimated legal, accounting and other fees related to this Agreement and the consummation of the other transactions contemplated by this Agreement. For purposes of this certificate, “Solvent” means, with respect to any Person, that such Person (a) owns and will own assets the fair saleable value of which are (i) greater than the total amount of its debts and liabilities, subordinated, contingent or otherwise; and (ii) greater than the amount that will be required to pay the probable liabilities of its then existing debts, as such debts become absolute and matured and considering all financing alternatives and potential asset sales reasonably available to it; (b) has capital that is not unreasonably small in relation to its business as presently conducted and as proposed to be conducted following the Effective Date; (c) does not intend to incur and does not believe that it will incur debts beyond its ability to pay such debts as they become due; and (d) is not, or is not deemed to be, in general default of its obligations pursuant to the Mexican Ley de Concursos Mercantiles. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities shall be computed at the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability. For the purposes of this definition “fair saleable value” means the aggregate amount of net consideration (giving effect to reasonable and customary costs of sale and taxes) that could be expected to be realized if the aggregate assets of the applicable entity are sold with reasonable promptness in an arm’s length transaction under present conditions for the sale of assets of comparable business enterprises.

SCHEDULE 3

REQUESTS

Part I

Utilisation Request

From:	[Each relevant Borrower]

To:	[Agent]

Dated:

Dear Sirs

CEMEX – US$[    ] and €[    ] Facilities Agreement

dated [—] (the “Facilities Agreement”)

1.	We refer to the Facilities Agreement. This is a Utilisation Request. Terms defined in the Facilities Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow a Loan under each Facility on the following terms:

	Facility A	Facility B

(a) Proposed Utilisation Date:	[—] (or, if that is not a Business Day, the next Business Day)	[—] (or, if that is not a Business Day, the next Business Day)

(b) Borrower:	[—]	[—]

(c) Facility to be utilised:	Facility A	Facility B

(d) Currency of Loan:	USD	EUR

(e) Amount:	[—] or, if less, the relevant Available Facility	[—] or, if less, the relevant Available Facility

(f) Interest Period:	[—]	[—]

3.	We confirm that, to the extent applicable, each condition specified in Clause 4.2 (Further conditions precedent) is satisfied or waived on the date of this Utilisation Request.

4.	The proceeds of each Loan should be credited to the relevant accounts as follows:

Facility A Loan: [    ].

Facility B Loan: [    ].

5.	This Utilisation Request is irrevocable.

6.	Terms used in this Utilisation Request which are not defined in this Utilisation Request but are defined in the Facilities Agreement shall have the meaning given to those terms in the Facilities Agreement.

Yours faithfully

authorised signatory for

[each relevant Borrower]

Part II

Selection Notice

From:	[Borrower] [Company]*

To:	[Agent]

Dated:

Dear Sirs

CEMEX – US$[    ] and €[    ] Facilities Agreement

dated [—] (the “Facilities Agreement”)

1.	We refer to the Facilities Agreement. This is a Selection Notice. Terms defined in the Facilities Agreement have the same meaning in this Selection Notice unless given a different meaning in this Selection Notice.

2.	We refer to the following Facility [A]/[B] Loan[s] with an Interest Period ending on [ ]**.

3.	[We request that the above Facility [A]/[B] Loan[s] be divided into [ ] Facility [A]/[B] Loan[s] with the following amounts and Interest Periods:]***

or

[We request that the next Interest Period for the above Facility [A]/[B] Loan[s] is [            ]].****

4.	This Selection Notice is irrevocable.

Yours faithfully

authorised signatory for

[the Company on behalf of] [insert name of Relevant Borrower] *

NOTES:

*	Amend as appropriate. The Selection Notice can be given by the Borrower or the Company.
**	Insert details of all Term Loans for the relevant Facility which have an Interest Period ending on the same date.
***	Use this option if division of Loans is requested.
****	Use this option if sub-division is not required.

SCHEDULE 4

MANDATORY COST FORMULAE

1.	The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2.	On the first day of each Interest Period (or as soon as possible thereafter) the Facility Agent shall calculate, as a percentage rate, a rate (the “Additional Cost Rate”) for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Facility Agent as a weighted average of the Lenders’ Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Loan) and will be expressed as a percentage rate per annum.

3.	The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Facility Agent. This percentage will be certified by that Lender in its notice to the Facility Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender’s participation in all Loans made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office.

4.	The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Facility Agent as follows:

(a)	in relation to a sterling Loan:

per cent. per annum

(b)	in relation to a Loan in any currency other than sterling:

per cent. per annum

Where:

A	is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

B	is the percentage rate of interest (excluding the Margin and the Mandatory Cost and, if the Loan is an Unpaid Sum, the additional rate of interest specified in paragraph (a) of Clause 9.3 (Default interest)) payable for the relevant Interest Period on the Loan.

C	is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

D	is the percentage rate per annum payable by the Bank of England to the Facility Agent on interest bearing Special Deposits.

E	is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Facility Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Facility Agent pursuant to paragraph 7 below and expressed in pounds per £1,000,000.

5.	For the purposes of this Schedule:

(a)	“Eligible Liabilities” and “Special Deposits” have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b)	“Fees Rules” means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(c)	“Fee Tariffs” means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

(d)	“Tariff Base” has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6.	In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7.	If requested by the Facility Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Facility Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

8.	Each Lender shall supply any information required by the Facility Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

(a)	the jurisdiction of its Facility Office; and

(b)	any other information that the Facility Agent may reasonably require for such purpose.

Each Lender shall promptly notify the Facility Agent of any change to the information provided by it pursuant to this paragraph.

9.	The percentages of each Lender for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the Facility Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Lender notifies the Facility Agent to the contrary, each Lender’s obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

10.	The Facility Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11.	The Facility Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12.	Any determination by the Facility Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

13.	The Facility Agent may from time to time, after consultation with the Company and the Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

SCHEDULE 5

FORM OF TRANSFER CERTIFICATE

To:	[Agent]

CEMEX España, S.A.

From:	[The Existing Lender] (the “Existing Lender”) and [The New Lender] (the “New Lender”)

Dated:

CEMEX – US$[    ] and €[    ] Facilities Agreement

dated [—] (the “Facilities Agreement”)

1.	We refer to the Facilities Agreement. This is a Transfer Certificate. Terms defined in the Facilities Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2.	We refer to Clause 24.5 (Procedure for transfer):

(a)	The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender’s Commitment, rights and obligations referred to in the schedule to this certificate in accordance with Clause 24.5 (Procedure for transfer).

(b)	The proposed Transfer Date is [—].

(c)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 31.2 (Addresses) are set out in the schedule to this certificate.

3.	The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in paragraph (c) of Clause 24.4 (Limitation of responsibility of Existing Lenders).

4.	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5.	We confirm that we have carried out and are satisfied with the results of all compliance checks we consider necessary in relation to our participation in the Facilities.

6.	The New Lender confirms that it is not a U.S. Lender (and has not entered into a sub-participation agreement with a U.S. Lender in respect of the Commitment to be transferred pursuant hereto).

7.	The New Lender confirms, for the benefit of the Facility Agent and the Company, that it is:

(a)	[a Qualifying Lender;]

(b)	[not a Qualifying Lender].

8.	This Transfer Certificate is governed by English law.

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, email, fax number and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]

By:	By:

This Transfer Certificate is accepted by the Facility Agent and the Transfer Date is confirmed as [•].

[Agent]

By:

SCHEDULE 6

FORM OF ACCESSION LETTER

To:	[Agent]

From:	[Subsidiary] and [Company]

Dated:

Dear Sirs

CEMEX – US$[ ] and €[ ] Facilities Agreement

dated [—] (the “Facilities Agreement”)

1.	[Subsidiary] agrees to become an [Additional Guarantor/Additional Borrower]* and to be bound by the terms of the Facilities Agreement and the other Finance Documents as an [Additional Guarantor/Additional Borrower]* pursuant to [Clause 25.3 (Additional Guarantors) / Clause 25.2 (Additional Borrowers)]* of the Facilities Agreement. [Subsidiary] is a limited liability company duly incorporated under the laws of [name of relevant jurisdiction] with registered number [—].

2.	[Subsidiary’s] administrative details are as follows:

Address:

Fax No.:

Attention:

3.	This letter is governed by English law.

4.	Terms which are used in this Accession Letter which are not defined in this Accession Letter but are defined in the Facilities Agreement shall have the meaning given to those terms in the Facilities Agreement.

[This Accession Letter is entered into and delivered as a deed.]**

Signed by:

[Company]	[Subsidiary]

NOTES:

*	Delete as appropriate.
**	If the Facilities are fully drawn there may be an issue in relation to past consideration for a proposed Additional Obligor. This can be overcome by acceding by way of deed.

SCHEDULE 7

FORM OF COMPLIANCE CERTIFICATE

To:	[—] as Agent

From:	[Company]

Dated:

Dear Sirs

CEMEX – US$[—] and €[—] Facilities Agreement

dated [—] (the “Facilities Agreement”)

1.	We refer to the Facilities Agreement. This is a Compliance Certificate. Terms defined in the Facilities Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2.	We confirm that:

(a)	Pursuant to Clause 21.2 (Financial condition) the financial condition of the Group as of [ ] evidenced by the consolidated financial statements for the financial year/two financial half years then ended comply with the following conditions:

(i)	Net Borrowings	EUR (“A”)

	comprising	EUR [Total Borrowings]

EUR [Liquid Investments]

(ii)	Adjusted EBITDA

comprising:

EUR [operating profit]

EUR [annual depreciation for fixed assets]

EUR [annual amortisation of intangible assets]

EUR [annual amortisation of start-up costs of the Group]

EUR [dividends received from non-consolidated companies]

EUR [dividends received from companies consolidated by the equity method]

EUR [CEMEX Capital Contributions]

EUR [Income for use of CO2 Emission Rights (if not already included in operating profit)]

EUR [acquired business (i) operating income and (ii) depreciation and amortisation expense]

EUR (“B”)

	A:B is		[—]

(iii)	EBITDA		EUR (“B”)

Finance Charges

	comprising	EUR [interest expenses]

EUR [other expenses]

EUR (“C”)

B:C to be greater than or equal to 3:1

(b)	As at the date of this Certificate the following Subsidiaries of the Group fall within the definition of Material Subsidiaries as set out in Clause 1.1 (Definitions):

(c)	As of [end of Relevant Period] the Consolidated Total Assets is: EUR [ ].

3.	We confirm that no Default is continuing.

Signed:
Authorised Signatory
of
Company

[insert applicable certification language]

For and on behalf of
[name of auditors of the Company]

SCHEDULE 8

TIMETABLES

Loans in euro or US Dollars
Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of a Utilisation Request)) or Selection Notice (Clause 10 (Interest Periods))	U-3 11.00 a.m.

Agent notifies the Lenders of the Loan in accordance with Clause 5.4 (Lenders’ participation)	U-3 3.00 p.m.

LIBOR or EURIBOR is fixed	Quotation Day as of 11:00 a.m. London time in respect of LIBOR and as of 11.00 a.m. Brussels time in respect of EURIBOR

“U”	=	date of utilisation

“U - X”	=	X Business Days prior to date of utilisation

SCHEDULE 9

FORM OF CONFIDENTIALITY UNDERTAKING

[Letterhead of Existing Bank]

To:

[insert name of Potential Lender]

Re:	The Facilities

Company: CEMEX España, S.A. (the “Company”) Date: Amount: US$[—] and €[—] Agent: The Royal Bank of Scotland plc

Dear Sirs

We understand that you are considering participating in the Facilities. In consideration of us agreeing to make available to you certain information, by your signature of a copy of this letter you agree as follows:

1.	Confidentiality Undertaking: You undertake:

(a)	to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by paragraph 2 below and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to your own confidential information;

(b)	to keep confidential and not disclose to anyone except as provided for by paragraph 2 below the fact that the Confidential Information has been made available or that discussions or negotiations are taking place or have taken place between us in connection with the Facilities;

(c)	to use the Confidential Information only for the Permitted Purpose;

(d)	to use all reasonable endeavours to ensure that any person to whom you pass any Confidential Information (unless disclosed under paragraph 2(b) below) acknowledges and complies with the provisions of this letter as if that person were also a party to it; and

(e)	not to make enquiries of any member of the Group or any of their officers, directors, employees or professional advisers relating directly or indirectly to the Facilities.

2.	Permitted Disclosure: We agree that you may disclose such Confidential Information and such of those matters referred to in paragraph 1(b) above to the extent necessary for the Permitted Purpose:

(a)	to members of the Participant Group and their officers, directors, employees, professional advisers and auditors if any person to whom the Confidential Information is to be given pursuant to this paragraph 2(a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information, except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	in the event that you become a Lender under the Facility Agreement, in accordance with and subject to the terms of clause 24.8 of the Facility Agreement;

(c)	to any person to whom information is required or requested to be disclosed by any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation; or

(d)	with the prior written consent of us and the Company.

3.	Notification of Disclosure: You agree (to the extent permitted by law and regulation) to inform us:

(a)	of the circumstances of any disclosure of Confidential Information made pursuant to paragraph 2(c) above except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this letter.

4.	Return of Copies: If we so request in writing, you shall return all Confidential Information supplied to you by us and destroy or permanently erase (to the extent technically practicable) all copies of Confidential Information made by you and use all reasonable endeavours to ensure that anyone to whom you have supplied any Confidential Information destroys or permanently erases (to the extent technically practicable) such Confidential Information and any copies made by them, in each case save to the extent that you or the recipients are required to retain any such Confidential Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body or in accordance with internal policy, or where the Confidential Information has been disclosed under paragraph 2(c) above.

5.

Continuing Obligations: The obligations in this letter are continuing and, in particular, shall survive the termination of any discussions or negotiations between you and us. Notwithstanding the previous sentence, the obligations in this letter shall cease on the earlier of (a) the date on which you become a party to the Facility Agreement or (b) twelve months after the date at which you have returned all Confidential Information supplied by us to you and destroyed or permanently erased (to the extent technically practicable) all copies of Confidential Information made by you (other than any such Confidential Information or copies which have been disclosed under paragraph 2 above (other than paragraph 2(a)) or which, pursuant to paragraph 4 above, are not required to be returned or destroyed.

6.	No Representation; Consequences of Breach, etc: You acknowledge and agree that:

(a)	neither we nor any member of the Group nor any of our or their respective officers, employees or advisers (each a “Relevant Person”) (i) make any representation or warranty, express or implied, as to, or assume any responsibility for, the accuracy, reliability or completeness of any of the Confidential Information or any other information supplied by us or any member of the Group or the assumptions on which it is based or (ii) shall be under any obligation to update or correct any inaccuracy in the Confidential Information or any other information supplied by us or any member of the Group or be otherwise liable to you or any other person in respect of the Confidential Information or any such information; and

(b)	we or members of the Group may be irreparably harmed by the breach of the terms of this letter and damages may not be an adequate remedy; each Relevant Person or member of the Group may be granted an injunction or specific performance for any threatened or actual breach of the provisions of this letter by you.

7.	Entire Agreement: This letter constitutes the entire agreement between us in relation to your obligations regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

8.	No Waiver: No failure or delay in exercising any right or remedy under this letter will operate as a waiver thereof nor will any single or partial exercise of any right or remedy preclude any further exercise thereof or the exercise of any other right or remedy under this letter.

9.	Amendments, etc: The terms of this letter and your obligations under this letter may only be amended or modified by written agreement between us.

10.	Inside Information: You acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and you undertake not to use any Confidential Information for any unlawful purpose.

11.	Nature of Undertakings: The undertakings given by you under this letter are given to us and (without implying any fiduciary obligations on our part) are also given for the benefit of the Company and each other member of the Group.

12.	Third party rights: Subject to this paragraph 12 and to paragraphs 6 and 9, a person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or to enjoy the benefit of any term of this letter.

(a)	The Relevant Persons and each member of the Group may enjoy the benefit of the terms of paragraphs 6 and 9 subject to and in accordance with this paragraph 12 and the provisions of the Third Parties Act.

(b)	Notwithstanding any provisions of this letter, the parties to this letter do not require the consent of any Relevant Person or any member of the Group to rescind or vary this letter at any time.

13.	Governing Law and Jurisdiction:

(a)	This letter (including the agreement constituted by your acknowledgement of its terms) and all non-contractual obligations arising from or connected with it are governed by and shall be construed in accordance with English law.

(b)	The parties submit to the non-exclusive jurisdiction of the English courts.

14.	Definitions: In this letter (including the acknowledgement set out below):

“Confidential Information” means all information relating to the Company, any Obligor, the Group, the Finance Documents and/or the Facilities which is provided to you in relation to the Finance Documents or Facilities by us or any of our affiliates or advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(a)	is or becomes public information other than as a direct or indirect result of any breach of this letter;

(b)	is identified in writing at the time of delivery as non-confidential by us or our advisers; or

(c)	is known by you before the date the information is disclosed to you by us or any of our affiliates or advisers or is lawfully obtained by you after that date, from a source which is, as far as you are aware, unconnected with the Group and which, in either case, as far as you are aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

“Facility Agreement” means the facility agreement entered into or to be entered into in relation to the Facilities.

“Finance Documents” means the documents defined in the Facility Agreement as Finance Documents.

“Group” means the Company, each of its holding companies and its subsidiaries and each of the subsidiaries of each of its holding companies for the time being (as each such term is defined in the Companies Act 2006).

“Obligor” means a borrower or a guarantor under the Facility Agreement.

“Participant Group” means you, each of your holding companies and subsidiaries and each subsidiary of each of your holding companies (as each such term is defined in the Companies Act 2006).

“Permitted Purpose” means considering and evaluating whether to enter into the Facilities.

Please acknowledge your agreement to the above by signing and returning the enclosed copy.

Yours faithfully

For and on behalf of
[Existing Bank]

To:	[Existing Bank]
The Company and each other member of the Group

We acknowledge and agree to the above:

For and on behalf of
[Potential Lender]

SCHEDULE 10

EXISTING SECURITY

Company	Lender	Security	Total Principal Amount of Indebtedness Secured as of 30 September 2008 (millions of euro based on exchange rate of €1/US$1.433)
CEMEX, Inc.	Hampton	Land related with the Promissory Note	0.03

RMC Beton Šląsk Sp. z o.o.	SG Equipment Leasing Polska Sp. z.o.o.	Plant Equipment	1.61

CEMEX BETONS CENTRE et BRETAGNE	CITICAPITAL	Equipment related with the credit	0.01

CEMEX GRANULATS RHONE-MEDITERRANEE	SLIBAIL IMMOBILIER	Equipment related with the credit	0.56

CEMEX BETONS NORD QUEST	SLIBAIL IMMOBILIER	Equipment related with the credit	0.10

ETABLISSEMENT CHARROY	BAIL ACTEA	Equipment related with the credit	0.04

Cemex SIA	Disko Leasing GmbH	Truck finance lease	0.00

Transbeton Lieferbeton Gesellschaft m.b.H.	Raiffeisenbank Bruck an der Mur eg. Gen.	Equipment related with the credit	2.29

Quarzsandwerk Wellmersdorf GmbH & Co. KG	Raiffeisenbank Obermain Nord eG	Land related with the credit	0.03

CEMEX Kies Hamburg GmbH & Co. KG	Kreissparkasse Herzogfum Lauenburg	Land related with the credit	0.21

Cemex UK Operations Limited	ING Lease (UK) Limited	Equipment related with the credit	14.89

Cemex UK Operations Limited	Lloyds TSB Asset Finance	Equipment related with the credit	2.77

RMC Beton Šląsk Sp. z o.o.	Bankowy Fundusz Leasingowy S.A.	Plant Equipment	0.01

Denis Tarrant & Sons Limited	National Irish Asset Finance Limited	Plant Equipment	0.98

TOTAL			23.50

SCHEDULE 11

MATERIAL SUBSIDIARIES

As of September 30, 2008

CEMEX, Inc

CEMEX Construction Materials Pacific LLC

CEMEX Materials, LLC

CEMEX UK Operations Limited

CEMEX Deutschland AG

CEMEX Investment Limited

CEMEX France Gestion

SCHEDULE 12

EXISTING BILATERAL DEBT

Borrower	Lender	Amount to be refinanced with First Utilisation
		Facility A (USD)	Facility B (EUR)
Cemex España, S.A.	Lloyds TSB Bank plc		22,500,000.00

Cemex España, S.A.	The Royal Bank of Scotland plc	250,000,000.00

Construction Funding Corporation	Banco Santander, S.A.	100,000,000.00

Cemex España, S.A.	Banco Santander, S.A.		227,000,000.00

Cemex Trading Europe S.A. Unipersonal	Banco Santander, S.A.	5,000,000.00

Cemex España, S.A.	Banco Santander, S.A.		80,000,000.00

Cemex España, S.A. & Cemex Trading Europe S.A.	Banco Bilbao Vizcaya Argentaria, S.A.		48,000,000.00

Cemex España, S.A.	Caixa d’Estalvis I Pensions de Barcelona		50,000,000.00

Cemex España, S.A.	Banco Caixa Geral, S.A.		50,000,000.00

Cemex España, S.A.	Banco Español de Crédito, S.A.		40,000,000.00

Cemex España, S.A.	HSBC Bank, Plc Sucursal en España		30,000,000.00

Cemex España, S.A.	Caja de Ahorros y Monte de Piedad de Madrid		20,000,000.00

Cemex Materials, LLC	Bank of America, N.A.	37,500,000.00

Cemex Materials, LLC	Bank of America, N.A.	112,500,000.00

Cemex Materials, LLC	The Royal Bank of Scotland plc (ABN-AMRO Bank NV)	112,500,000.00

TOTAL		617,500,000.00	567,500,000.00

SCHEDULE 13

EXISTING FINANCIAL INDEBTEDNESS

As of 30 September 2008

€ millions FX rate $/€: 1.4075
BORROWER	INSTRUMENT	OUTSTANDING AMOUNT (€ million)	FINAL MATURITY
CEMEX UK	Loan Notes	9.85	Dec’ 2009
	SUBTOTAL	9.85
CEMEX, INC.	Bond Issues	121.02	Jul’ 2025
	SBLC T.E. Bonds*	30.82	Feb’ 2013 to Mar’ 2025
	LT debt with credit entities	139.43	Mar’ 2010 & Apr’ 2011
	ST debt with credit entities	312.37	Dec’ 2008 to Apr’ 2009
	SUBTOTAL	603.63
CEMEX INVESTMENTS LIMITED	Loan Notes	2.18	Between 2008 - 2014
	LT debt with credit entities	11.96
	ST debt with credit entities	26.07
	Other Debt	5.13
	SUBTOTAL	45.33
PUERTO RICAN CEMENT COMPANY	Credit Line (US$30mm)	21.35	Aug’ 2009
	SUBTOTAL	21.35
CONSTRUCTION FOUNDING CORPORATION	Debt with credit entities	58.80	Feb’ 2009
	SUBTOTAL	58.80
CEMEX FRANCE GESTION	Debt with credit entities	3.82
	Debt with Group & Associated Companies	4.26	Between 2008 - 2013
	Other Debt	2.64
	SUBTOTAL	10.71
OTHER COMPANIES	Debt with Group & Associated Companies	0.36
	ST debt with credit entities	30.16
	Other	2.27
	SUBTOTAL	32.78
	TOTAL	782.46

*	Stand by letters of credit over tax-exempt bonds. Maturities shown correspond to these bonds. SBLC renewed on an annual basis.

SCHEDULE 14

PROCEEDINGS PENDING OR THREATENED

1.	Environmental Matters

United States

As of 31 December 2008, CEMEX, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$43 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, which might be categorized as hazardous substances or wastes, and (ii) the cleanup of sites used or operated by CEMEX, Inc., including discontinued operations, regarding the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stage, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with or litigation against potential sources of recovery have been completed.

CEMEX Construction Materials Florida, LLC f/k/a Rinker Materials of Florida, Inc. (“CEMEX Florida”), a subsidiary of CEMEX, Inc., holds one federal quarry permit and is the beneficiary of one of 10 other federal quarrying permits granted for the Lake Belt area in South Florida. The permit held by CEMEX Florida covers CEMEX Florida’s SCL and FEC quarries. CEMEX Florida’s Krome quarry is operated under one of the other federal quarry permits. The FEC quarry is the largest of CEMEX Floridas’ quarries measured by volume of aggregates mined and sold. CEMEX Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry. A ruling was issued on 22 March 2006 by a judge of the U.S. District Court for the Southern District of Florida in connection with litigation brought by environmental groups concerning the manner in which the permits were granted. Although not named as a defendant, CEMEX Florida has intervened in the proceedings to protect its interests. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant governmental agencies in connection with the issuance of the permits. The judge remanded the permits to the relevant governmental agencies for further review, which review the governmental agencies have indicated in a recent announcement should take until mid February 2009 to conclude. The judge also conducted further proceedings to determine the activities to be conducted during the remand period. In July 2007, the judge issued a ruling that halted certain quarrying operations at three non-CEMEX Florida quarries. The judge left in place CEMEX Florida’s Lake Belt permits until the relevant government agencies complete their review. In a May 2008 ruling, the federal appellate court determined that the district court judge did not apply the proper standard of review to the permit issuance decision of the governmental agency, vacated the district court’s prior order, and remanded the proceeding to the district court to apply the proper standard of review; this review remains pending before the district court judge. If the Lake Belt permits are ultimately set aside or quarrying operations under them restricted, CEMEX Florida will need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect profits from our Florida operations. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt could also have a material adverse effect on our financial results.

Europe

In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulator view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of approximately £122 million, and an accounting provision for this sum has been made at 31 December 2007.

In 2003, the European Union adopted a directive implementing the Kyoto Protocol on climate change and establishing a greenhouse gas emissions allowance trading scheme within the European Union. The directive requires Member States to impose binding caps on carbon dioxide emissions from installations involved in energy activities, the production and processing of ferrous metals, the mineral industry (including cement production) and the pulp, paper or board production business. Under this scheme, companies with operations in these sectors receive from the relevant Member States allowances that set limitations on the levels of greenhouse gas emissions from their installations. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Companies can also use credits issued from the use of the flexibility mechanisms under the Kyoto protocol to fulfill their European obligations. These flexibility mechanisms provide that credits (equivalent to allowances) can be obtained by companies for projects that reduce greenhouse gas emissions in emerging markets. These projects are referred to as Clean Development Mechanism (“CDM”) or joint implementation projects depending on the countries where they take place. Failure to meet the emissions caps is subject to heavy penalties.

Companies can also use, up to a certain level, credits issued under the flexible mechanisms of the Kyoto protocol to fulfill their European obligations. Credits for Emission Reduction projects obtained under these mechanisms are recognized, up to a certain level, under the European emission trading scheme as allowances. To obtain these emission reduction credits, companies must comply with very specific and restrictive requirements from the United Nations Convention on Climate Change (UNFCC).

As required by directive, each of the Member States established a National Allocations Plan, or NAP, setting out the allowance allocations for each industrial facility for Phase I, from 2005 to 2007. Based on the NAPs established by the Member States of the European Union for the 2005 to 2007 period and our actual production, on a consolidated basis after trading allowances between our operations in countries with a deficit of allowances and our operations in countries with an excess of allowances, and after some external operations, Borrower’s Subsidiaries had a surplus of allowances of approximately 1,050,054 tons of carbon dioxide in this Phase I.

For Phase II, comprising 2008 through 2012, however, there has been a reduction in the allowances granted by the Member States that have already approved their NAP, which may result in a consolidated deficit in our carbon dioxide allowances during the period. We believe we may be able to reduce the impact of any deficit by either reducing carbon dioxide emissions in our facilities or by obtaining additional emission credits through the implementation of CDM projects. If we are not successful in implementing emission reductions in our facilities or obtaining credits from CDM projects, we may have to purchase a significant amount of emission credits in the market, because CEMEX has already sold a substantial amount of allowances for Phase II, the cost of which may have an impact on our operating results. As of 1 December 2008, the market value of carbon dioxide allowances for Phase II was approximately 15.45 € per ton. CEMEX is taking all the measures to minimize our exposure to this market while assuring the supply of our products to our clients.

The Spanish NAP has been finally approved by the Spanish Government, reflecting the conditions that were set forth by the European Commission. The allocations made to our installations allow us to foresee certain availability of allowances, nevertheless, there remains the uncertainty regarding the allocations that, against the reserve for new entrants, shall be requested for the new CEMEX cement plant in Andorra (Teruel), and that it is scheduled to start operating in 2010.

On 29 May 2007, the Polish government filed an appeal before the Court of First Instance in Luxemburg regarding the European Commission’s rejection of the initial version of the Polish NAP. The Court has denied Poland’s request for a quick path verdict in the case, keeping the case in the regular proceeding path, therefore, the Polish government has started to prepare Polish internal rules on division of allowance at the level already accepted by the European Commission. Seven major Polish cement producers, representing 98% of Polish cement production (including CEMEX Polska), have also filed seven separate appeals before the Court of First Instance regarding the European Commission’s rejection. On 29 September 2008 the Court of the First Instance issued an order rejecting CEMEX Polska’s appeal without going into the merit of the case. As of 31 December 2008 the final version of the Polish NAP has not been cleared by the Commission; CEMEX has not determined the impact this may have on CEMEX’s position in the country.

2.	Tax Matters

Philippines

As of 31 December 2008, the Philippine Bureau of Internal Revenue (BIR), had assessed APO, Solid, IQAC, ALQC and CSPI, our operating subsidiaries in the Philippines, for deficiency taxes covering taxable years 1998-2005 amounting to a total of approximately 1,994 million Philippine Pesos (approximately U.S.$41.96 million as of 31 December 2008, based on an exchange rate of Philippine Pesos 47.52 to U.S.$1.00, which was the Philippine Peso/Dollar exchange rate on 31 December 2008 as published by the Bangko Sentral ng Pilipinas, the central bank of the Republic of the Philippines).

The majority of the tax assessments result primarily from the disallowance of APO’s income tax holiday incentives for taxable years 1999 to 2001 (approximately Philippine Pesos 1,078 million or U.S.$22.68 million as of 31 December 2008, based on an exchange rate of Philippine Pesos 47.52 to U.S.$1.00). We have contested the BIR’s assessment, arising from the disallowance of the ITH incentive, with the Court of Tax Appeals (CTA). The initial Division ruling of the CTA was unfavorable, but is subject to further appeal with the CTA as a whole. The assessment is now currently on appeal with the CTA En Banc. A motion was filed with the CTA, requesting the court to hold APO totally not liable for alleged income tax liabilities for all the years covered and to this end cancel and withdraw APO’s deficiency income tax assessments for taxable years 1999, 2000 and 2001 on the basis of APO’s availment of the tax amnesty described below. As of 31 December 2008, resolution on the aforementioned motion is still pending.

3.	CEMEX Venezuelan Nationalization

In furtherance of Venezuela’s announced policy to nationalize certain sectors of the economy, on 18 June 2008, the Nationalization Decree was promulgated, mandating that the cement production industry in Venezuela be reserved for the Government of Venezuela and ordering the conversion of foreign-owned cement companies, including CEMEX Venezuela, into state-controlled companies with Venezuela holding an equity interest of at least 60%. The Nationalization Decree provided for the formation of a transition committee to be integrated with the board of directors of the relevant cement company to guaranty the transfer of control over all activities of the relevant cement company to Venezuela by 31 December 2008. The Nationalization Decree further established a deadline of 17 August 2008 for the shareholders of foreign-owned cement companies, including CEMEX Venezuela, to reach an agreement with the Government of Venezuela on the compensation for the nationalization of their assets. The Nationalization Decree also provided that this deadline may be extended by mutual agreement of the Government of Venezuela and the relevant shareholder. The transition committee, which was to be coordinated by the Ministry of Basic Industries (MIBAN), was never formally instituted and MIBAN never acted in the process, but instead Petroleos de Venezuela (PDVSA) conducted all the conversations.

CEMEX Venezuela and the Government did not reach agreement by the August 17 2008 deadline, and on August 18 2008 the Expropriation Decree was issued by the President of Venezuela, with PDVSA appointed to conduct the expropriation proceedings. Although these proceedings had not yet commenced, PDVSA officials headed a group of PDVSA workers, with the support of the public force, to take over all the facilities of CEMEX Venezuela on August 17 2008. Since no agreement has been reached with the Venezuelan Government as to the compensation to be paid, the Dutch companies that control CEMEX Venezuela filed an arbitration request before the International Center for the Settlement of Investment Disputes against the Government of Venezuela, which request has been registered and the tribunal is in the process of being formed.

As of 31 December 2007, CEMEX Venezuela, S.A.C.A. was the holding entity of several of CEMEX’s investments in the region, including CEMEX’s operations in the Dominican Republic and Panama, as well as CEMEX’s minority investment in Trinidad & Tobago. In the wake of statements by the Government of Venezuela about the nationalization of assets in Venezuela, in April 2008, CEMEX concluded the transfer of all material non-Venezuelan investments to CEMEX España for approximately U.S.$355 million plus U.S.$112 million of net debt, having distributed all accrued profits from the non-Venezuelan investments to the stockholders of CEMEX Venezuela amounting to approximately U.S.$132 million. At this time, the net impact or the outcome of the nationalization on CEMEX’s consolidated financial results cannot be reasonably estimated. As of 31 December 2008, the net assets of CEMEX’s Venezuelan operations under Mexican FRS were approximately US$451.7 million. Since August 2008, CEMEX no longer consolidates the financial results of CEMEX Venezuela.

On 13 June 2008, the Venezuelan securities authority initiated an administrative proceeding against CEMEX Venezuela, claiming that the company did not sufficiently inform its shareholders and the securities authority in connection with the transfer of the non-Venezuelan assets described above. The Venezuelan authority determined that CEMEX Venezuela did not comply with its disclosure obligations and imposed fines on the company, which we do not consider material, and requested the attorney general’s office to review the case to determine if such non-disclosure also constituted criminal infringement.

4.	Other Legal Proceedings

On 5 August 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia, claiming that it was liable along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia, for the premature distress of the roads built for the mass public transportation system of Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair will be approximately U.S.$45 million. The lawsuit was filed within the context of a criminal investigation of two ASOCRETO officers and other individuals, alleging that the ready-mix concrete producers were liable for damages if the ASOCRETO officers were criminally responsible. The court completed the evidentiary stage, and on 17 August 2006 dismissed the charges against the members of ASOCRETO. The other defendants (one ex-director of the Distrital Institute of Development, the legal representative of the constructor and the legal representative of the contract auditor) were formally accused. The decision was appealed, and on 11 December 2006, the decision was reversed and the two ASOCRETO officers were formally accused as participants (determiners) in the execution of a state contract without fulfilling all legal requirements thereof. The first public hearing took place on 20 November 2007. In this hearing the judge dismissed an annulment petition filed by the ASOCRETO officers. The petition was based on the fact that the officers were formally accused of a different crime than the one they were being investigated for. This decision was appealed, but the decision was confirmed by the Superior Court of Bogota. On 21 January 2008, CEMEX Colombia was subject to a judicial order, issued by the court, sequestering a quarry called El Tujuelo, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required within a period of 10 days to deposit with the Court in cash CoP$337,800 million (approximately U.S.$195 million as of 4 June 2008, based on an exchange rate of CoP1730 to U.S.$1.00, which was the Colombian Peso/Dollar exchange rate on 4 June 2008, as published by the Banco de la República de Colombia, the central bank of Colombia), instead of being allowed to post an insurance policy to secure such recovery. CEMEX Colombia asked for reconsideration, and the court allowed CEMEX to present an insurance policy. Nevertheless, CEMEX appealed this decision, in order to reduce the amount of the insurance policy, and also requested that the guarantee be covered by all defendants in the case. The measure does not affect the normal activity of the quarry. At this stage, we are not able to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Colombia.

On 5 August 2005, Cartel Damages Claims, SA, or CDC, filed a lawsuit in the District Court in Düsseldorf, Germany against CEMEX Deutschland AG and other German cement companies. CDC is seeking €102 million in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002, which entities had assigned their claims to CDC. CDC is a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the cartel participants. In January 2006, another entity assigned alleged claims to CDC, and the amount of damages being sought by CDC increased to €113.5 million plus interest. On February 21 2007, the District Court of Düsseldorf decided to allow this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed. The appeal hearing took place on 22 April 2008, and the appeal was dismissed on 14 May 2008. The lawsuit will proceed at the level of court of first instance. As of 30 September 2008 only one defendant has decided to file a complaint before the Federal High Court; this will delay the case from proceeding at the level of first instance to an extent we cannot assess today. In the meantime, CDC had acquired new assigners and announced an increase in the claim to €131 million. As of 30 November 2008, we had accrued liabilities regarding this matter for a total amount of approximately €20 million.

During November 4, 5 and 6, 2008, officers of the European Commission, assisted by local officials, conducted an unannounced inspection at CEMEX offices in the United Kingdom and Germany. It is understood that Commission officials carried out unannounced inspections at the premises of other companies active in the cement and related products industry in several member states. The Commission alleges that CEMEX may have participated in anti competitive agreements and/or concerted practices in breach of Article 81 of the EC Treaty and/or Article 53 of the EEA Agreement and abusive conduct in breach of Article 82 of the EC Treaty and/or Article 54 of the EEA Agreement. The allegations extend to several markets worldwide, including in particular the European Economic Area; if those allegations are substantiated, significant penalties may be imposed on the subsidiaries of CEMEX operating in such markets. CEMEX fully co-operated and will continue to co-operate with the Commission officials in connection with the inspection.

After an extended consultation period, in April 2006, the cities of Kaštela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to Dalmacijacement, our subsidiary in Croatia, by the Government of Croatia in September 2005. During the consultation period, Dalmacijacement submitted comments and suggestions to the Master Plans, but these were not taken into account or incorporated into the Master Plan by Kaštela and Solin. Most of these comments and suggestions were intended to protect and preserve the rights of Dalmacijacement´s mining concession granted by the Government of Croatia in September 2005. Immediately after publication of the Master Plans, Dalmacijacement filed a series of lawsuits and legal actions before the local and federal courts to protect its acquired rights under the mining concessions. The legal actions taken and filed by Dalmacijacement were as follows: (i) on 17 May 2006, a constitutional appeal before the constitutional court in Zagreb, seeking a declaration by the court concerning Dalmacijacement’s constitutional claim for decrease and obstruction of rights earned by investment, and seeking prohibition of implementation of the Master Plans, the appeal is currently under review by the court in Croatia, and it is expected that these proceedings will continue for several years before resolution; (ii) on 17 May 2006, a possessory action against the cities of Kaštela and Solin seeking the enactment of interim measures prohibiting implementation of the Master Plans and including a request to implead the Republic of Croatia into the proceeding on our side. The municipal court in Solin issued a first instance judgment dismissing our possessory action. We filed an appeal against that judgment. The appeal has been resolved by the Solin County Court, affirming the judgment and rendering it final.

The Municipal Court in Kaštela has issued a first instance judgment dismissing our possessory action. We filed an appeal against said judgment, which has since been resolved by the Kaštela Country Court, affirming the judgment and rendering it final; (iii) on 17 May 2006, an administrative proceeding before the State Lawyer, seeking a declaration from the Government of Croatia confirming that Dalmacijacement acquired rights under the mining concessions. Dalmacijacement received State Lawyer’s opinion which confirms the Dalmacijacement’s acquired rights according to the previous decisions (“old concession”). The Administrative Court in Croatia has ruled in favor of Dalmacijacement, validating the legality of the mining concession granted to Dalmacijacement by the Government of Croatia. This decision is final. Currently it is difficult for Dalmacijacement to ascertain the approximate economic impact of these measures by Kaštela and Solin.

Club of Environmental Protection, a Latvian environmental protection organization (hereinafter the “Applicant”), has initiated a court administrative proceeding against the decision made by the Environment State Bureau (hereinafter the “Defendant”) in order to amend the environmental pollution permit (the “Permit”) for the Broceni Cement Plant in Latvia, owned by CEMEX SIA (the “Disputed Decision”). CEMEX SIA was invited to participate in the court proceedings as a third party, whose rights and legal interest may be infringed by the relevant administrative act. On 5 June 2008 the Court rendered its judgment, where it satisfied the Claimant’s claim and revoked the Disputed Decision stating that it is illegal because Defendant failed to perform public inquiry in accordance with legal regulations. The judgment has been appealed by both the Defendant and CEMEX SIA before the Court of Appeal and the court will hear the case in 24 February 2009. The appellate procedure will not suspend the operation of the Permit which will remain valid throughout the court proceedings, hence CEMEX SIA is allowed to continue to perform its activities. The Permit subject to this proceeding was issued for the existing cement line, which will be fully substituted in the first half of 2009 by a new cement line currently under construction.

SIGNATURES

THE COMPANY AND ORIGINAL BORROWER

CEMEX ESPAÑA, S.A.

By: HECTOR VELA, /s/ HECTOR VELA

Address:	Calle Hernández de Tejada No. 1
Madrid 28027
Spain

Fax:	+34 91 377 6500

Attention:	Finance Department - Hector Vela

THE ORIGINAL GUARANTORS

Signed by HECTOR VELA as attorney for CEMEX AUSTRALIA HOLDINGS PTY LIMITED

/s/ HECTOR VELA

Address:

Fax:

CEMEX, INC.

By: HECTOR VELA

/s/ HECTOR VELA

Address:

Fax:

THE DOCUMENTATION AGENT

BANCO SANTANDER, S.A.

By: /s/ JAVIER VISEDO, /s/ CARLOS DE PEDROSO

JAVIER VISEDO / CARLOS DE PEDROSO

Address: CIUDAD GRUPO SANTANDER (ENCINAR DE PLANDA)

28660 MADRID

Fax: 91 2571376

THE ROYAL BANK OF SCOTLAND PLC

By: /s/ NICK W. M. WATKINS

NICK W. M. WATKINS

Address:	135 Bishopsgate, London, EC2M 3UR

Fax:	+44 207 085 5143

Attention:	Janin Campos

THE FACILITY AGENT

THE ROYAL BANK OF SCOTLAND PLC

By: /s/ NICK W. M. WATKINS

Address:	135 Bishopsgate, London, EC2M 3UR

Fax:	+44 207 085 4564

Attention:	Nick Watkins

THE LENDERS

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By: /s/ MIGUEL CASTILLO, /s/ [Illegible]

MIGUEL CASTILLO

BANCO ESPAÑOL DE CRÉDITO S.A.

By: SOSANA GONZALEZ MENENDEZ, [Illegible] GONZALEZ LINAZA

/s/ SOSANA GONZALEZ MENENDEZ, /s/ [Illegible] GONZALEZ LINAZA

BANCO SANTANDER, S.A.

By: JAVIER VISEDO / CARLOS DE PEDROSO

/s/ JAVIER VISEDO / /s/ CARLOS DE PEDROSO

BANK OF AMERICA, N.A.

By: /s/ [illegible]

[Illegible]

CAIXA D’ESTALVIS I PENSIONS DE BARCELONA

By: CARLOS MOZORTO / CARLOS DE PARIAS

/s/ CARLOS MOZORTO / /s/ CARLOS DE PARIAS

BANCO CAIXA GERAL, S.A.

By: PRIMITIVO CHAMORRO TEDADO / MANUEL [Illegible] VEGA

/s/ PRIMITIVO CHAMORRO TEDADO / /s/ MANUEL [Illegible] VEGA

CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID

By: /s/ [Illegible]

/s/ [Illegible]

HSBC BANK, PLC SUCURSAL EN ESPAÑA

By: MARK HALL

/s/ MARK HALL

LLOYDS TSB BANK PLC

By: /s/ PALOMA ADANEZ / /s/ JOSE MARIA CEMBORAIN

PALOMA ADANEZ / JOSE MARIA CEMBORAIN

THE ROYAL BANK OF SCOTLAND PLC

By: /s/ [Illegible]

/s/ [Illegible]